UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 001-31892


13000708

SYNNEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-2703333**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
44201 Nobel Drive Fremont, California	**94538**
(Address of principal executive offices)	**(Zip Code)**

(510) 656-3333
(Registrant's telephone number, including area code)
Securities registered to Section 12(b) of the Act:
Common Stock, par value $0.001 per share
New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on the New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter May 31, 2012) was $880,841,401. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 15, 2013, there were 37,255,983 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership), 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2013 Annual Meeting of Stockholders to be held on March 19, 2013.

SYNNEX CORPORATION

TABLE OF CONTENTS

2012 FORM 10-K

PART I

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "may," "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, our market strategy, including expansion of our product lines, our infrastructure, our investment in our information technology, or IT, systems, anticipated benefits of our acquisitions, impact of MiTAC International Corporation, or MiTAC International, ownership interest in us, our revenue, sources of revenue and operating results, our gross margins, competition with Synnex Technology International Corp., our future needs for additional financing, concentration of customers, adequacy of our facilities, our legal proceedings, our international operations, expansion of our operations, our strategic acquisitions of businesses and assets, effects of future expansion of our operations, adequacy of our cash resources to meet our capital needs, cash held by our foreign subsidiaries, our convertible notes, including the settlement of our convertible notes, adequacy of our disclosure controls and procedures, dependency on personnel, pricing pressures, competition, impact of rules and regulations affecting public companies, impact of our pricing policies, our anti-dilution share repurchase program, impact of our accounting policies, and statements regarding our securitization programs and revolving credit lines. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT and consumer electronics, or CE, industries, fluctuations in general economic conditions and risks set forth below under Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In the sections of this Report entitled "Business Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all references to "SYNNEX," "we," "us," "our" or the "Company" mean SYNNEX Corporation and our subsidiaries, except where it is made clear that the term means only the parent company or one of its segments.

SYNNEX, the SYNNEX Logo, CONCENTRIX, the CONCENTRIX Logo, EMJ, HYVE SOLUTIONS, NEW AGE ELECTRONICS, the NEW AGE ELECTRONICS Logo, JACK OF ALL GAMES, the JACK OF ALL GAMES Logo, PRINTSOLV, VARNEX, PC WHOLESALE, ASPIRE, ENCOVER, GEM, VISIONMAX and all other SYNNEX company, product and service names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX, the SYNNEX Logo , CONCENTRIX, HYVE SOLUTIONS, PRINTSOLV, and VARNEX Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.

Item 1. *Business Overview*

We are a Fortune 500 corporation and a leading business process services company, servicing resellers, retailers and original equipment manufacturers, or OEMs, in multiple regions around the world. Our primary business process services are wholesale distribution and business process outsourcing, or BPO. We operate in two segments: distribution services and global business services, or GBS. Our distribution services segment distributes IT systems, peripherals, system components, software, networking equipment, CE, and complementary products and also offers data center server and storage solutions. We also provide contract assembly services within our distribution services segment. Our GBS segment offers a range of BPO services to customers that include technical support, renewals management, lead management, direct sales, customer service, back office processing and information technology outsourcing, or ITO. Many of these services are delivered and supported on the proprietary software platforms we have developed to provide additional value to our customers.

We combine our core strengths in distribution with our BPO services to help our customers achieve greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and after-market product support. We distribute more than 25,000 technology products (as measured by active SKUs) from more than 200 IT, CE and OEM suppliers to more than 20,000 resellers, system integrators, and retailers throughout the United States, Canada, Japan and Mexico. As of November 30, 2012, we had over 11,000 full-time and temporary employees worldwide. From a geographic perspective, approximately 87%, of our total revenue was from North America for both the fiscal years 2012 and 2011 and 98% for the fiscal year 2010.

In our distribution services segment, we purchase IT systems, peripherals, system components, software, networking equipment, CE and complementary products from our primary suppliers and sell them to our reseller and retail customers. We perform a similar function for our distribution of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers, and national and regional retailers. In our distribution business, we provide comprehensive IT solutions in key vertical markets such as government and healthcare. We also provide specialized service offerings that increase efficiencies in areas like print management, renewals, networking and other services.

Our distribution services segment operates in the distribution and contract assembly service industries, which are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. The market for IT and CE products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide.

In our distribution services segment, we are highly dependent on the end-market demand for IT and CE products and services. This end-market demand is influenced by many factors including the introduction of new IT and CE products and software by OEMs, replacement cycles for existing IT and CE products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT and CE industries and increased price-based competition.

In our GBS segment, we provide a comprehensive range of services to enhance the customer lifecycle and to acquire, support, retain and renew customer relationships. Our customers are primarily manufacturers of IT hardware and CE devices, developers of software, cloud service providers, and broadcast and social media.

Our GBS segment generates revenue from performing services that are generally tied to our customers' products and how they are received in the marketplace. Any shift in business or size of the market for our customers' products, any failure of technology and failure of acceptance of our customers' products in the market may impact our business. Generally, the employee turnover rate in this business and the risk of losing experienced employees are high. Higher turnover rates can increase costs and decrease the operating efficiencies and productivity.

We have been in business since 1980 and are headquartered in Fremont, California. We have operations in North America, Central America, Asia and Europe. We were originally incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We later reincorporated in the State of Delaware under the name of SYNNEX Corporation in October 2003.

Our Products and Suppliers

We distribute a broad line of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 200 OEM suppliers, enabling us to offer comprehensive solutions to our reseller and retail customers.

For the fiscal year 2012, our product mix by category was in the following ranges:

Product Category:	
Peripherals	32% - 36%
IT Systems	30% - 34%
System Components	15% - 19%
Software	9% - 13%
Networking Equipment	4% - 8%

Our suppliers include leading IT systems, networking equipment, software, peripherals and CE manufacturers. Our primary OEM suppliers are Hewlett-Packard Company, or HP, Lenovo, Acer Inc., Panasonic Corporation, Seagate Technologies LLC, Microsoft Corporation, Asus TeK Computer Inc., Intel Corporation, Lexmark International Inc. and Symantec Corporation.

Our largest OEM supplier is HP. Revenue from the sale of HP products and services represented approximately 36%, 35%, and 38% of our revenue for fiscal years 2012, 2011, and 2010, respectively. As is typical with our OEM supplier agreements, our United States Business Development Partner Agreement with HP is short-term and may be terminated without cause upon short notice. In the event of any breach of the agreement by us, HP may terminate the agreement and we may be required to refund HP any discounts or program payments paid during the period we were in breach of the agreement and reimburse HP for reasonable attorneys' fees. In the event the agreement is terminated for cause or if we fail to perform our obligations under the agreement, our agreement with HP for the resale of products, support and services will automatically terminate upon such default or termination. If either party becomes insolvent or bankrupt, the other party may terminate the agreement without notice and cancel any unfulfilled obligations, except for payment obligations. Some of our subsidiaries also have territorial supplier agreements with subsidiaries of HP located in the respective countries.

In addition to HP, we have distribution agreements with most of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short-term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our distribution and contract assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier's price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our Customers

We distribute IT products to more than 20,000 resellers, system integrators and retailers. Resellers are classified primarily by their end-user customers. End-users include large corporations or enterprises, federal, state and local governments, small/ medium sized businesses, or SMBs, and individual consumers. In addition, resellers vary greatly in size and geographic reach. Our reseller customers buy from us and other distributors. Our larger reseller customers also buy certain products directly from OEM suppliers. System integrators offer services in addition to product resale, primarily in systems customization, integration, and deployment. Retailers serve mostly individual end-users and to a small degree, small office/home office customers.

In our GBS segment, our customers are primarily manufacturers of IT hardware and CE devices, developers of software, cloud service providers, and broadcast and social media. We serve over 150 customers in this segment.

In fiscal years 2012 and 2011, no customer accounted for more than 10% of our total revenue. In fiscal year 2010, one customer accounted for 11% of our total revenue. Some of our largest customers include CDW Corporation, Newegg Inc., Best Buy Inc., Staples Business Depot and Insight Enterprises Inc.

Our Services

We offer a variety of business process services to our customers. These services can be purchased individually or they can be purchased in combination with others in the form of supply chain solutions and after-market product support. The two major categories of services include the following:

Distribution Services. We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and quickly fill orders for our reseller and retail customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller and retail customers.

BPO Services. We offer a range of BPO services to customers that include technical support, renewals management, lead management, direct sales, customer service, back office processing and information technology outsourcing. Many of these services are delivered and supported on the proprietary software platforms that we have developed to provide additional value to our customers.

The above major categories of services are complemented by the following:

Contract Assembly Services. We design and manufacture energy efficient and cost effective full rack server and storage solutions and services to large scale data center customers through our Hyve Solutions division. We provide our OEM contract assembly customers with systems design and build-to-order, or BTO, and configure-to-order, or CTO, assembly capabilities. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers' inventory. CTO assembly consists of building a customized system for an OEM customer's individual order specifications. In both cases, we offer design, integration, test and other production value-added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Logistics Services. We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking. We also offer full turn-key logistics solutions designed to address the needs of large volume or specialty logistics services. Our full turn-key service offering is modular in nature and is designed to cover all aspects of the logistics lifecycle including, transportation management, inventory optimization, complementary product matching, reverse logistics, asset refurbishment and disposal and strategic procurement.

Online Services. We maintain electronic data interchange, or EDI, and web-based communication links with many of our reseller and retail customers. These links improve the speed and efficiency of our transactions with our customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-based application software that allows our customers or their end-user customers to order software and take delivery online.

Financing Services. We offer our reseller customers a wide range of financing options, including net terms, third party leasing, floor plan financing, letters of credit backed financing and arrangements where we collect payments directly from the end-user. The availability and terms of our financing services are subject to our credit policies or those of third party financing providers to our customers.

Marketing Services. We offer our OEM suppliers a full range of marketing activities targeting resellers, system integrators and retailers including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows, trade groups, database analysis, print on demand services and web-based marketing.

Technical Solutions Services. We provide our reseller customers technical support services, including pre-sales and post-sales support.

Sales and Marketing

For distribution, we serve our large commercial, government reseller and retail customers through dedicated sales professionals. We market to smaller resellers and OEMs through dedicated regional sales teams. In addition, we have dedicated product management and business development specialists that focus on the sale and promotion of the products and services of selected suppliers or for specific end-market verticals. These specialists are also directly involved in establishing new relationships with leading OEMs to create demand for their products and services and with resellers for their customers' needs. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities, promoting sales growth and ensuring customer satisfaction. We have sales and marketing professionals in close geographic proximity to our reseller, retail and OEM customers.

As part of our GBS segment, we have sales teams dedicated to cultivating new BPO opportunities in customer management, renewals management and back office processing on a global platform.

Our Operations

We operate over 35 distribution and administrative facilities in the United States, Canada, Japan and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. Our distribution facilities are geographically dispersed to be near reseller customers and their end-users. This decentralized, regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were more centralized, resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short-term changes in order activity.

Our proprietary IT systems and processes enable us to automate many of our distribution operations. We use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real-time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use hand-held devices to capture real-time labor cost data to efficiently manage our daily labor costs.

To enhance the accuracy of our distribution order fulfillment and protect our inventory from shrinkage, our distribution systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives, enabling us to quickly respond to order inquiries by our customers.

We operate our principal contract assembly facilities in the United States. We generally assemble IT systems, including servers and IT appliances, by incorporating system components from our distribution inventory and other sources. Within our Hyve Solutions division, we design and manufacture energy efficient and cost effective full rack server and storage solutions and services to large scale data center customers. Additionally, we perform production value-added services, including kitting, asset tagging, hard drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2008 and ISO 14001:2004 certified.

In our GBS segment, we provide a comprehensive range of services to enhance the customer lifecycle and acquire, support, retain and renew customer relationships. These services primarily consist of technical support, customer service, renewals management, demand generation, back office support for sales, marketing and administrative functions, ITO services and solutions. Services are provided from multiple global locations to customers worldwide in multiple languages. The services are supported by proprietary technology to enable efficient and secure customer contact through various methods including voice, chat, web, email, social media and digital print.

International Operations

Approximately 26%, 27%, and 17% of our total revenue for fiscal years 2012, 2011 and 2010, respectively, originated outside of the United States. Approximately 14% of our total revenue for both fiscal years 2012 and 2011 and 15% for fiscal year 2010 were generated in Canada. Approximately 11% and 12% of our total revenue for fiscal years 2012 and 2011, respectively, were generated in Japan. A key element in our business strategy has been to locate our services in markets that are cost beneficial, but low risk. For a discussion of our net revenue by geographic region, please see Note 14—Segment Information in Notes to the Consolidated Financial Statements.

Purchasing

Product costs represent our single largest expense and IT and CE product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool that further aids in forecasting future product demand based on several factors, including historical sales levels, expected product life cycle and current and projected economic conditions. Our information system tool also tracks warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation promotes greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders on a more frequent basis. Furthermore, our system tool also allows for automated checks and controls to prevent the generation of inaccurate orders.

Managing our OEM supplier incentive programs is another critical function of our purchasing and product management teams. We attempt to maximize the benefits of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us from time to time. We carefully evaluate these supplier incentive benefits relative to our product handling and carrying costs so that we do not overly invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels and customer purchase patterns at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers and retailers, and their end-user customers.

Financial Services

We offer various financing options to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain situations. In issuing credit terms to our reseller and retail customers, we closely and regularly monitor their creditworthiness through our information systems, credit ratings information and periodic detailed credit file reviews by our financial services staff. We have also purchased credit insurance in some geographies to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business based on the overall quality and aging of the accounts receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks.

We also sell to certain reseller customers pursuant to third party floor plan financing. The expenses charged by these financing companies are subsidized either by our OEM suppliers or paid by us. We generally receive payment from these financing companies within 15 to 30 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, customer billing and payment tracking. These internally developed IT systems make our operations more efficient and provide visibility into our operations. We believe our IT infrastructure is scalable to support further growth. We continue to enhance and invest in our IT systems to improve product and inventory management, streamline order and fulfillment processes, and increase operational flexibility.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs that integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller and retail customers to enable them to search for products, check real-time pricing, inventory availability and specifications, place and track orders, receive invoices and process returns.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product industry is characterized by intense competition, based primarily on product availability, credit terms, price, speed and accuracy of delivery, effectiveness of sales and marketing programs, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities and product quality, service and support. We compete with a variety of regional, national and international IT product distributors and manufacturers.

Our major competitors in IT product distribution include Arrow Electronics, Inc., Avnet, Inc., Ingram Micro, Inc., ScanSource, Inc., Tech Data Corporation and Westcon Group and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers that sell directly to resellers, retailers and end-users. The distribution industry has historically undergone, and continues to undergo, consolidation. Over the years, a number of providers within the IT distribution industry exited or merged with other providers. We have participated in this consolidation through our acquisitions of Marubeni Infotec Corporation, Jack of All Games, and New Age Electronics, and we continue to evaluate other new opportunities. In our GBS segment, our competitors are both regional players as well as global companies. Our major competitors include Convergys Corporation, ServiceSource International, Inc., Stream Global Services, Teleperformance and TeleTech Holdings, Inc.

We constantly seek to expand our business into areas primarily related to our core distribution business as well as other support, logistics, BPO and related value-added services. As we enter new business areas, we may encounter increased competition from our current competitors and/or new competitors.

Some of our competitors are substantially larger and may have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us. Some may have more developed relationships with their existing customers. We attempt to offset our comparative scale differences by focusing on a limited number of leading OEMs in the distribution services segment and by running a more efficient and low cost operation, and by offering a high level of value-added and customer service in both the distribution services and GBS segments.

Employees

As of November 30, 2012, we had over 11,000 full-time employees. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our operational capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers, which totaled 615, on a full-time equivalent basis, as of November 30, 2012. Except for our employees in China, our employees are not represented by a labor union, nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Available Information

Our website is http://www.synnex.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission, or SEC. Information contained on our website is not a part of this Report. We have adopted a code of ethics applicable to our employees including our principal executive, financial and accounting officers, and it is available free of charge, on our website's investor relations page.

The SEC maintains an Internet site at http://www.sec.gov that contains the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy and information statements of ours. All reports that we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. *Risk Factors*

The following are certain risk factors that could affect our business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you invest in our Company, you should know that making such an investment involves some risks, including the risks described below. The risks that have been highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the enterprise value of our Company and our securities.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- general economic conditions and level of IT and CE spending;
- the loss or consolidation of one or more of our significant OEM suppliers or customers;
- market acceptance, product mix, quality, pricing, availability and useful life of our products;
- market acceptance, quality, pricing and availability of our services;
- competitive conditions in our industry;
- pricing, margin and other terms with our OEM suppliers;
- decline in inventory value as a result of product obsolescence and market acceptance;
- variations in our levels of excess inventory and doubtful accounts;
- changes in the terms of OEM supplier-inventory protections, such as price protection and return rights; and
- the impact of the business acquisitions and dispositions we make.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT and CE products and services industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline.

We depend on a small number of OEMs to supply the IT and CE products and services that we sell and the loss of, or a material change in our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. For example, sales of HP products and services represented approximately 36%, 35%, and 38% of our total revenue for fiscal years 2012, 2011, and 2010, respectively. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. The loss or deterioration of our relationship with HP or any other major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller and retail customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. For example in fiscal year 2008, International Business Machines Corporation, or IBM, terminated its approval to market IBM System X and related products and services. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its distribution agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us.

From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or otherwise terminated. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller and retail customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs and bad debt on our operating results.

As a result of significant price competition in the IT and CE products and services industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT and CE products and services may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs and bad debt on our operating results. A portion of our operating expense is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expense as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller, retail and contract assembly services customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller, retail and contract assembly services customers on a purchase order basis, rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller, retail and contract assembly services customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller, retail and contract assembly services customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which could harm our business, financial position and operating results.

The success of our contact center and renewals management business is subject to the terms and conditions of our customer contracts.

We provide contact center support services and renewals management services to our customers under contracts with provisions that could impact our profitability. Many of our contracts have short termination provisions that could cause fluctuations in our revenue and operating results from period to period. For example, some contracts have performance-related bonus or penalty provisions, whereby we could receive a bonus if we satisfy certain performance levels or have to pay a penalty for failing to do so. The programs that we put in place for our customer products may not be accepted by the market. In addition, with respect to our contact center business, our customers may not guarantee a minimum call volume; however, we hire employees based on anticipated average call volumes. The reduction of call volume, loss of any customers, payment of any penalties for failure to meet performance levels or inability to terminate any unprofitable contracts could have an adverse impact on our operations and financial results.

Our renewals management business is subject to dynamic changes in the business model and competition, which in turn could cause our GBS operations to suffer.

The software and hardware renewals management and the customer management operations of our GBS segment represent emerging markets that are vulnerable to numerous changes that could cause a shift in the business and size of the market. For example, if software and hardware customers move to a utility or fee-for-service based business model, this business model change could significantly impact operations or cause a significant shift in the way business is currently conducted. If OEMs place more focus in this area and internalize these operations, then this could also cause a significant reduction in the size of the available market for third party service providers. Similarly, if competitors offer their services at below market margin rates to "buy" business, or use other lines of business to subsidize the renewals management business, then this could cause a significant reduction in the size of the available market. In addition, if a cloud-based solution or some other technology were introduced, this new technology could cause an adverse shift in the way our renewals management operations are conducted or decrease the size of the available market.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT and CE products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are often subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write-downs, either of which could harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.

Our ability to obtain particular products in the required quantities and to fulfill reseller and retail customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. For example, in fiscal year 2011, we experienced shortage in hard drives from OEM suppliers in Thailand due to floods. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers, retailers or end-users. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller and retail customer orders on a timely basis, our business, financial position and operating results could be adversely affected.

The market for CE products that we distribute is characterized by short product life cycles. Increased competition for limited retailer shelf space, decreased promotional support from resellers or retailers or increased popularity of downloadable or online content and services could adversely impact our revenue.

The market for CE products, such as personal computers and tablets, mobile devices, video game titles and hardware, and audio or visual equipment, is characterized by short product life cycles and frequent introductions of new products. For example, the life cycle of a video game generally involves a relatively high level of sales during the first few months after introduction followed by a rapid decline in sales and may result in product obsolescence. The markets in which we compete frequently introduce new products to meet changing consumer preferences and trends. As a result, competition is intense for resellers' and retailers' limited shelf space and promotions. If our vendors' new products are not introduced in a timely manner or do not achieve significant market acceptance, we may not generate sufficient sales or profitability. Further, if we are unable to successfully compete for resellers' or retailers' space and promotional resources, this could negatively impact market acceptance of our products and negatively impact our business and operating results. In addition, increased consumer use of downloadable content and online services and the further integration of technological tasks currently requiring several different CE products may negatively affect our CE product distribution business and operating results, as they may reduce consumer demand for having several different electronics devices and other physical products. For example, the popularity of downloadable and online games has increased and continued increases in downloadable and online gaming may result in a reduced level of over-the-counter retail video games sales.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including our IT systems support and software development operations, is located in China. In addition, we also conduct general and administrative activities from our facility in China. As of November 30, 2012, we had over 1,000 support personnel located in China. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

- a government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
- extensive government regulation;
- changing governmental policies relating to tax benefits available to foreign-owned businesses;
- the telecommunications infrastructure;
- a relatively uncertain legal system; and
- uncertainties related to continued economic and social reform.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

We may have higher than anticipated tax liabilities.

We conduct business globally and file income tax returns in various tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in various jurisdictions in which we operate that have differing statutory tax rates;
- changing tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions;
- effect of tax rate on accounting for acquisitions and dispositions;
- issues arising from tax audit or examinations and any related interest or penalties; and
- uncertainty in obtaining tax holiday extensions or expiration or loss of tax holidays in various jurisdictions.

We report our results of operations based on our determination of the amount of taxes owed in various tax jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by tax authorities in various tax jurisdictions. Any adverse outcome of such review or examination could have a negative impact on our operating results and financial condition. The results from various tax examinations and audit may differ from the liabilities recorded in our financial statements and could adversely affect our financial results and cash flows.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT and CE products and services industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT systems, customers, and OEM supplier relationships, products and services and businesses with our operations;
- loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;
- diversion of our capital and management attention away from other business issues;

- increase in our expenses and working capital requirements;
- in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and
- other financial risks, such as potential liabilities of the businesses we acquire.

We may incur additional costs and consolidate certain redundant expenses in connection with our acquisitions and investments, which may have an adverse impact on our operating margins. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Because of the capital-intensive nature of our business, we need continued access to capital, which if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization and revolving credit programs are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated.

In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all, and may incur expenses in raising the additional funds. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in securitization or credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of securitization or debt financing could significantly increase in the future, making it cost prohibitive to securitize our accounts receivable or borrow, which could force us to issue new equity securities. If we issue new equity securities, existing stockholders may experience dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our debt arrangements impose significant restrictions on our ability to operate which in turn could negatively affect our ability to respond to business and market conditions and therefore could have an adverse effect on our business and operating results.

As of November 30, 2012, we had $275.3 million in outstanding short and long-term borrowings under term loans, convertible senior notes, lines of credit and capital leases, excluding trade payables. The terms of one or more of the agreements under which this indebtedness was incurred may limit or restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends or make certain other restricted payments;
- consummate certain asset sales or acquisitions;
- enter into certain transactions with affiliates; and
- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including a minimum net worth and a fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, the termination of the facility, the increase in our effective cost of funds or the cross-default of other credit and securitization arrangements. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness or we may experience a financial failure, which may hinder the repayment of our convertible debt.

Our ability to make scheduled debt payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot be certain that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot be certain that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Some of our credit facilities restrict our ability to dispose assets and use the proceeds from the disposition. As such, we may not be able to consummate those dispositions or use any resulting proceeds and, in addition, such proceeds may not be adequate to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

- our debt holders could declare all outstanding principal and interest to be due and payable;
- the lenders under our credit agreement could terminate their commitments to loan us money and foreclose against the assets securing their borrowings; and
- we could be forced into bankruptcy or liquidation, which is likely to result in delays in the payment of our indebtedness and in the exercise of enforcement remedies related to our indebtedness.

A portion of our revenue is financed by floor plan financing companies and any termination or reduction in these financing arrangements could increase our financing costs and harm our business and operating results.

A portion of our product distribution revenue is financed by floor plan financing companies. Floor plan financing companies are engaged by our customers to finance, or floor, the purchase of products from us. In exchange for a fee, we transfer the risk of loss on the sale of our products to the floor plan companies. We currently receive payment from these financing companies within approximately 15 to 30 days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could harm our business and operating results.

We have significant credit exposure to our customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our customers for a significant portion of our sales to them and they have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our customers will not pay on time or at all. The majority of our customers are small and medium sized businesses. Our credit exposure risk may increase due to financial difficulties or liquidity or solvency issues experienced by our customers, resulting in their inability to repay us. The liquidity or solvency issues may increase as a result of an economic downturn or a decrease in IT or CE spending by end-users. If we are unable to collect payments in a timely manner from our customers due to changes in financial or economic conditions, or for other reasons, and we are unable to collect under our credit insurance policies, we may write-off the amount due from the customers. These write-offs may result in more expensive credit insurance and negatively impact our ability to utilize accounts receivable-based financing. These circumstances could negatively impact our cash flow and liquidity position. Further, we are exposed to higher collection risk as we continue to expand internationally, where the payment cycles are generally longer and the credit rating process may not be as robust as in the United States.

In addition, our Mexico operation primarily focuses on various long-term projects with government and other local agencies, which often involve extended payment terms and could expose us to additional collection risks.

We may suffer adverse consequences from changing interest rates.

Our borrowings and securitization arrangements are variable-rate obligations that could expose us to interest rate risks. If interest rates increase, our interest expense would increase, which would negatively affect our net income. An increase in interest rates may increase our future borrowing costs and restrict our access to capital.

Additionally, current market conditions, global economic crisis, and overall credit conditions could limit our availability of capital, which could cause increases in interest margin spreads over underlying indices, effectively increasing the cost of our borrowing. While some of our credit facilities have contractually negotiated spreads, terms such as these are subject to ongoing negotiations.

We are dependent on a variety of IT and telecommunications systems and the Internet, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems and the Internet for our operations. These systems support a variety of functions including inventory management, order processing, shipping, shipment tracking, billing, and our BPO business.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, shipping products, billing customers and handling call volume. Sales also may be affected if our reseller and retail customers are unable to access our pricing and product availability information. We also rely on the Internet, and in particular electronic data interchange, or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller and retail customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers and reseller and retail customers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our OEM suppliers and reseller and retail customers from accessing information. Our BPO business is dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller and retail customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller and retail customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. An increase in freight or shipping charges, the termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In fiscal years 2012 and 2011, approximately 26% and 27% of our total revenue, respectively, were generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact to us if revenue related to these purchases is transacted in U.S. dollars. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency and make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky. There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi, Indian Rupee and Philippines Peso, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Because of the experience of our key personnel in the IT and CE industries and their technological and industry expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We are dependent in large part on our ability to retain the services of our key senior executives and other technological and industry experts and personnel. Except for Kevin Murai, our President and Chief Executive Officer, and Thomas Alsborg, our Chief Financial Officer, who announced his retirement, our employees and executives generally do not have employment agreements. Furthermore, we do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We may experience theft of product from our warehouses, water damage to our properties and other casualty events which could harm our operating results.

From time to time, we have experienced incidents of theft at various facilities, water damages to our properties and other casualty events. These types of incidents may make it more difficult or expensive for us to obtain insurance coverage in the future. Also, the same or similar incidents may occur in the future for which we may not have sufficient insurance coverage or policy limits to be fully compensated for the loss, which may have an adverse effect on our business and financial results. For example, in fiscal year 2010, we experienced a loss of product as a result of a train derailment.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

From time to time, we receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and contract assembly services customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions.

In addition, we have developed proprietary IT systems, mobile applications, and cloud-based technology and acquired GBS related renewals technology that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have significant operations concentrated in North America, Central America, Asia and Europe and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters, adverse weather conditions and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in North America, Central America, Asia and Europe. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. If there are related disruptions in local or international supply chains, we may experience supply shortages or delays in receiving products from our OEM suppliers or experience other delays in shipping to our customers. If we are unable to fulfill customer orders in a timely manner, this could harm our operating results. For example, in March 2011, Japan experienced a 9.0 magnitude earthquake followed by tsunami waves and aftershocks. These events affected the infrastructure in the country, caused power outages and have temporarily disrupted the local and international, supply chains for some vendors. Our facilities in Japan suffered nominal inventory and facility damages. We expect our operations in Japan will continue to be affected by the continuing consequences of such natural disasters. In addition, our Philippines operation is at greater risk due to adverse weather conditions, such as typhoons, mudslides and floods. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health and economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Worldwide economic conditions have experienced significant volatility due to the credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity which may impact our results of operations. External factors, such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics and other similar outbreaks in many parts of the world, could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price, which in turn, may require us to record an impairment in the carrying value of our goodwill. More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation and our ability to obtain adequate insurance at reasonable rates and may require us to incur increased costs for security measures for our domestic and international operations. We are predominantly uninsured for losses and interruptions caused by terrorism, acts of war and similar events. These uncertainties make it difficult for us and our customers to accurately plan future business activities. While general economic conditions have recently begun to improve, there is no assurance that this trend will continue or at what rate.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations which are subject to risks, including:

- political or economic instability;
- extensive governmental regulation;
- changes in import/export duties;
- trade restrictions;
- compliance with the Foreign Corrupt Practices Act, U.K. bribery laws and similar laws;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- difficulties in collecting of accounts receivable on a timely basis or at all;
- taxes; and
- seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting accounts receivable generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such accounts receivable may be inadequate. In addition, our Mexico operation primarily focuses on various long-term projects with government and other public agencies that involve extended payment terms and could expose us to additional collection risks. Furthermore, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur additional expense and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated growth of our future international operations, our business and operating results could suffer.

Our investments in our BPO business could adversely affect our operating results as a result of operation execution risks related to managing and communicating with remote resources, technologies, customer satisfaction and employee turnover.

Our BPO business in India and the Philippines may be adversely impacted if we are unable to manage and communicate with these remote resources. Service quality may be placed at risk and our ability to optimize our resources may be more complicated if we are unable to manage our resources remotely. BPO businesses use a wide variety of technologies to allow them to manage a large volume of work. These technologies ensure that employees are kept productive. Any failure in technology may impact the business adversely. The success of our BPO business primarily depends on performance of our employees and resulting customer satisfaction. Any increase in average waiting time or handling time or lack of promptness or technical expertise of our employees will directly impact customer satisfaction. Any adverse customer satisfaction may impact the overall business. Generally, the employee turnover rate in the BPO business and the risk of losing experienced employees to competitors are high. Higher turnover rates increase recruiting and training costs and decrease operating efficiencies and productivity. If we are unable to successfully manage our service centers, our results of operations could be adversely affected and we may not fully realize the anticipated benefits of our recent acquisitions.

Risks Related to Our Relationship with MiTAC International Corporation

As of November 30, 2012, our executive officers, directors and principal stockholders owned approximately 29% of our common stock and this concentration of ownership could allow them to influence all matters requiring stockholder approval and could delay or prevent a change in control of SYNNEX.

As of November 30, 2012, our executive officers, directors and principal stockholders owned approximately 29% of our outstanding common stock. In particular, MiTAC International and its affiliates owned approximately 27% of our common stock.

In addition, MiTAC International's interests and ours may increasingly conflict. For example, until July 2010, we relied on MiTAC International for certain manufacturing and supply services and for relationships with certain key customers. In July 2010, we announced that we had signed a definitive sales agreement to sell certain assets related to our contract assembly business to MiTAC International. The transaction included the sale of inventory and customer contracts, primarily related to customers then being jointly serviced by MiTAC International and us. Also, as part of the transaction, we provided MiTAC International with certain transition services for the business on a fee basis over the next several quarters. Since completion of the transition services, we no longer jointly service any current customers with MiTAC International. In addition, we may not solicit the same contract assembly customers in the future.

There could be potential conflicts of interest between us and MiTAC International and its affiliates, which could impact our business and operating results.

MiTAC International's and its affiliates' continuing beneficial ownership of our common stock could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. Similar risks could exist as a result of Matthew Miau's positions as our Chairman Emeritus, the Chairman of MiTAC International and as a director or officer of MiTAC International's affiliates. For fiscal year 2012, Mr. Miau received the same compensation as our independent directors. For fiscal year 2013, Mr. Miau will receive the same compensation as our independent directors. Mr. Miau's compensation as one of our directors is based upon the approval of the Nominating and Corporate Governance Committee, which is solely composed of independent members of the Board. We also have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is also composed of independent members of the Board.

Synnex Technology International Corp., or Synnex Technology International, a publicly-traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. As of November 30, 2012, MiTAC Incorporated, a privately-held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owned approximately 13.7% of Synnex Technology International and approximately 8.0% of MiTAC International. As of November 30, 2012, MiTAC International directly and indirectly owned 0.1% of Synnex Technology International and Synnex Technology International directly and indirectly owned approximately 0.9% of MiTAC International. In addition, MiTAC International directly and indirectly owned approximately 8.7% of MiTAC Incorporated and Synnex Technology International directly and indirectly owned approximately 18.4% of MiTAC Incorporated as of November 30, 2012. Synnex Technology International indirectly through its ownership of Peer Developments Limited owned approximately 12.0% of our outstanding common stock as of November 30, 2012. Neither MiTAC International, nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International in certain geographies and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where it currently operates.

Risks Related to Our Industry

Volatility in the IT and CE industries could have a material adverse effect on our business and operating results.

The IT and CE industries in which we operate have experienced decreases in demand. Softening demand for our products and services caused by an ongoing economic downturn and over-capacity may impact our revenue, as well the salability of inventory and collection of reseller and retail customer accounts receivable.

While in the past, we may have benefited from consolidation in our industry resulting from delays or reductions in IT or CE spending in particular, and economic weakness in general, any such volatility in the IT and CE industries could have an adverse effect on our business and operating results.

Our business may be adversely affected by some OEM suppliers' strategies to increase their direct sales, which in turn could cause our business and operating results to suffer.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products and services that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling products and services directly to reseller and retail customers and end-users, thereby limiting our business opportunities. If large OEM suppliers increasingly sell directly to end-users or our resellers and retailers, rather than use us as the distributor of their products and services, our business and operating results will suffer.

OEMs could limit the number of supply chain service providers with which they do business, which in turn could negatively impact our business and operating results.

A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers could negatively affect our business and operating results. In particular, the termination of our contract by HP would have a significant negative effect on our revenue and operating results. For example, in fiscal year 2008, IBM consolidated its business with distributors, including SYNNEX, and, as a result, we no longer distribute certain IBM products and services.

The IT and CE industries are subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT and CE industries, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations is our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT and CE industries could adversely affect our business and operating results.

We are subject to intense competition in the distribution and BPO businesses, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. The IT and CE product and service distribution, BPO and contract assembly services industries are characterized by intense competition, based primarily on product and service availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product and service lines, pre-sales and post-sales technical support, flexibility and timely response to design changes, and technological capabilities, service and support. We compete with a variety of regional, national and international IT and CE product and service distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International and its affiliates.

Our primary competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

In addition, in our contact center business, we also face competition from our customers. For example, some of our customers may have internal capabilities and resources to provide their own call centers. Furthermore, pricing pressures and quality of services could impact our business adversely. Our ability to provide a high quality of service is dependent on our ability to retain and properly train our employees and to continue investing in our infrastructure, including IT and telecommunications systems.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some that may once have been our OEM suppliers or reseller and retail customers. Increased competition and negative reaction from our OEM suppliers or reseller and retail customers resulting from our expansion into new business areas could harm our business and operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expense and affect our operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, SEC regulations and New York Stock Exchange, or NYSE, rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and corporate governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expense and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, in fiscal year 2011, we incurred additional expense related to SEC compliance with XBRL-tagged interactive data-files. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

The Dodd-Frank Wall Street Reform and Consumer Protection Act directed the SEC to implement disclosure requirements concerning public companies' use and sourcing of "conflict minerals" mined in the Democratic Republic of Congo and adjoining countries. The SEC rules issued in August 2012 necessitate a complex compliance process and related administrative expense for a company once it determines a conflict mineral is necessary to the functionality or production of a product that the company manufactures or contracts to manufacture. Such companies must then conduct a reasonable country of origin inquiry to determine if the conflict minerals originated in the covered countries and undertake due diligence on the source and chain of custody in order to file a conflict minerals report with the SEC. In addition to the increased administrative expense and management involvement for our company as we navigate the aspects of the new requirements that apply to us, we may face a limited pool of suppliers who can provide us "conflict-free" components, parts and manufactured products, and we may not be able to obtain conflict-free products or supplies in sufficient quantities or at competitive prices for our operations or to the extent requested by any reseller customers and their stakeholders, even if the SEC disclosure requirements do not apply to us or to those customers regarding those products. Also, since our supply chain is complex, we may face reputational challenges with our customers, stockholders and other stakeholders if we are unable to sufficiently verify the origins for any conflict minerals used in the products that we sell.

If we are unable to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected, which in turn could cause the market price of our common stock to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for fiscal year 2012, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. In the past, however, our internal controls have not eliminated all error. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that one of our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal executive office is located in Fremont, California, which is owned by us. We operate distribution, assembly services, contact center and administrative facilities in different countries.

Our distribution services segment occupies over 35 facilities covering approximately 4 million square feet and includes warehouse, logistics and administrative facilities. We own approximately 2 million square feet of property and lease the remainder.

Our GBS segment occupies over 45 facilities comprising of administrative buildings, service facilities and call centers covering approximately 800 thousand square feet. We own approximately 170 thousand square feet and lease the remainder.

We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs.

Item 3. *Legal Proceedings*

We are from time to time involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on our results of operations, financial position or cash flows of our business.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankruptcy estate's creditors. We are not currently involved in any material preference proceedings.

Item 4. ***Mine Safety Disclosures***

Not applicable.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of November 30, 2012:

Name	Age	Position
Kevin Murai	49	President, Chief Executive Officer and a Director
Peter Larocque	51	President, U.S. Distribution
Dennis Polk	46	Chief Operating Officer and a Director
Thomas Alsborg	50	Chief Financial Officer
Simon Leung	47	Senior Vice President, General Counsel and Corporate Secretary

Kevin Murai is our President and Chief Executive Officer and a Director and joined us in March 2008. He served as Co-Chief Executive Officer until Robert Huang's retirement in December 2008. Prior to SYNNEX, Mr. Murai was employed for 19 years at Ingram Micro, Inc. where he served in several executive management positions, including President and Chief Operating Officer and also on the Ingram Micro, Inc. Board of Directors. He holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo in Ontario, Canada.

Peter Larocque is our President, U.S. Distribution since July 2006 and previously served as Executive Vice President of Distribution since June 2001 and Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our U.S. distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Dennis Polk is our Chief Operating Officer and has served in this capacity since July 2006. Mr. Polk is also a Director and has served in this capacity since February 2012. He previously served as Chief Financial Officer and Senior Vice President of Corporate Finance since joining us in February 2002. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University.

Thomas Alsborg is our Chief Financial Officer and has served in this capacity since March 2007. Prior to SYNNEX, Mr. Alsborg was with Solectron Corporation where he served in various accounting and finance capacities over his ten-year tenure including Vice President and Chief Financial Officer of Solectron Global Services and Vice President of Finance and Vice President, Investor Relations. Prior to Solectron, Mr. Alsborg was with McDonald's Corporation and a Certified Public Accountant with Ernst & Young LLP. Mr. Alsborg received a Bachelor of Science degree in Accounting from Oral Roberts University and a Master in Business Administration, Finance and International Business from Santa Clara University. As previously announced, Mr. Alsborg is expected to retire from our company upon the earlier of May 31, 2013 or the appointment of a new Chief Financial Officer. In the event we appoint a new Chief Financial Officer prior to May 31, 2013, Mr. Alsborg will transition to a consulting role through May 31, 2013.

Simon Leung is our Senior Vice President, General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. Prior to SYNNEX, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis in International Relations and his Juris Doctor degree from the University of Minnesota Law School.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock, par value $0.001, is traded on the New York Stock Exchange, or NYSE, under the symbol "SNX." The following table sets forth the range of high and low sales prices for our common stock for each of the periods listed, as reported by the NYSE.

	Price Range of Common Stock			
	Low		High	
Fiscal Year 2012				
First Quarter	$	28.37	$	41.82
Second Quarter	$	33.18	$	44.25
Third Quarter	$	31.26	$	35.62
Fourth Quarter	$	30.70	$	35.88
Fiscal Year 2011				
First Quarter	$	28.73	$	36.50
Second Quarter	$	30.91	$	36.72
Third Quarter	$	22.56	$	32.87
Fourth Quarter	$	23.19	$	30.26

As of January 15, 2013, our common stock was held by 812 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record. We have not declared or paid any cash dividends since our initial public offering. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our Board of Directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

Stock Price Performance Graph

The stock price performance graph below, which assumes a $100 investment on November 30, 2007, compares our cumulative total stockholder return, the NYSE Composite Index and the Standard Industrial Classification, or SIC, Code Index (SIC Code 5045—Wholesale Computer and Computer Peripheral Equipment and Software) for the period beginning November 30, 2007 through November 30, 2012. The closing price per share of our common stock was $33.02 on November 30, 2012. No cash dividends have been declared on our common stock since the initial public offering. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG SYNNEX CORPORATION,
NYSE MARKET INDEX AND COMPUTERS & PERIPHERAL EQUIPMENT
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
DOLLARS
11/30/2007
11/30/2008
11/30/2009
11/30/2010
11/30/2011
11/30/2012
SYNNEX Corporation
NYSE Composite Index
Computers & Peripheral Equipment
ASSUMES $100 INVESTED ON NOVEMBER 30, 2007
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED NOVEMBER 30, 2012

	Fiscal Years Ended					
	11/30/2007	11/30/2008	11/30/2009	11/30/2010	11/30/2011	11/30/2012
SYNNEX Corporation	100.00	50.63	137.03	138.72	142.06	159.83
NYSE Market Index	100.00	58.43	76.32	81.95	84.68	96.08
Computers & Peripheral Equipment	100.00	52.95	84.55	94.92	88.84	81.64

Repurchases of Equity Securities

Period	Total Number of Shares	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
September 1, 2012 - September 30, 2012	—	—	—	$63,323,574
October 1, 2012 - October 31, 2012	140,750	$32.05	140,750	$58,810,370
November 1, 2012 - November 30, 2012	103,501	$31.56	103,501	$55,542,037

(1)The purchases were made pursuant to the repurchase program that was announced on June 28, 2011. Our Board of Directors approved an anti-dilution share repurchase program where we may purchase up to $65 million of our Common Stock over a period of up to three years for the purpose of mitigating or reducing the dilution resulting from the various employee stock incentive and employee stock purchase programs. Any stock repurchases may be made through open market or privately negotiated transactions, at times and in such amounts as management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under Equity Compensation Plans can be found under Item 12 of this Report.

Item 6. ***Selected Consolidated Financial Data***

The following selected consolidated financial data are qualified by reference to, and should be read together with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report and the Consolidated Financial Statements and related Notes included in Item 8 of this Report. The selected Consolidated Statements of Operations and cash flow data presented below for fiscal years 2012, 2011 and 2010 and the consolidated balance sheet data as of November 30, 2012 and 2011 have been derived from our audited Consolidated Financial Statements included elsewhere in this Report. The Consolidated Statements of Operations and other data for fiscal years 2009 and 2008 and the Consolidated Balance Sheet data as of November 30, 2010, 2009 and 2008 have been derived from our Consolidated Financial Statements that are not included in this Report. The Consolidated Statements of Operations data include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 and Note 3 to our Consolidated Financial Statements included elsewhere in this Report for a discussion of factors, such as business combinations, that affect the comparability of the following selected consolidated financial data.

	Fiscal Years Ended November 30,				
	2012	2011	2010	2009	2008
Statements of Operations Data: (in thousands, except per share amounts)					
Revenue	$ 10,285,507	$ 10,409,840	$ 8,614,141	$ 7,719,197	$ 7,736,726
Cost of revenue	(9,628,770)	(9,779,342)	(8,122,525)	(7,296,167)	(7,322,862)
Gross profit	656,737	630,498	491,616	423,030	413,864
Selling, general and administrative expenses	(401,725)	(374,270)	(292,466)	(273,381)	(267,498)
Income from continuing operations before non-operating items, income taxes, noncontrolling interest	255,012	256,228	199,150	149,649	146,366
Interest expense and finance charges, net	(22,930)	(25,505)	(17,114)	(18,032)	(17,206)
Other income (expense), net	4,471	(1,005)	1,550	3,036	(7,812)
Income from continuing operations before income taxes and noncontrolling interest	236,553	229,718	183,586	134,653	121,348
Provision for income taxes	(84,050)	(79,165)	(66,910)	(49,028)	(44,811)
Income from continuing operations before noncontrolling interest, net of tax	152,503	150,553	116,676	85,625	76,537
Income from discontinued operations, net of tax	—	—	75	5,199	6,647
Gain on sale of discontinued operations, net of tax	—	—	11,351	—	—
Net income	152,503	150,553	128,102	90,824	83,184
Net income attributable to noncontrolling interest	(1,127)	(222)	(154)	(1,157)	(693)
Net income attributable to SYNNEX Corporation	$ 151,376	$ 150,331	$ 127,948	$ 89,667	$ 82,491
Amounts attributable to SYNNEX Corporation:					
Income from continuing operations, net of tax	151,376	150,331	116,538	85,758	76,762
Discontinued operations:					
Income from discontinued operations, net of tax	—	—	59	3,909	5,729
Gain on sale of discontinued operations, net of tax	—	—	11,351	—	—
Net income attributable to SYNNEX Corporation	$ 151,376	$ 150,331	$ 127,948	$ 89,667	$ 82,491
Earnings per share attributable to SYNNEX Corporation:					
Basic:					
Income from continuing operations	$ 4.14	$ 4.20	$ 3.35	$ 2.62	$ 2.43
Discontinued operations	—	—	0.33	0.12	0.18
Net income per common share - basic	$ 4.14	$ 4.20	$ 3.68	$ 2.74	$ 2.61
Diluted:					
Income from continuing operations	$ 3.99	$ 4.08	$ 3.26	$ 2.53	$ 2.31
Discontinued operations	—	—	0.32	0.11	0.17
Net income per common share - diluted	$ 3.99	$ 4.08	$ 3.58	$ 2.64	$ 2.48

Balance Sheet Data: (in thousands)	As of November 30, 2012	2011	2010	2009	2008
Cash and cash equivalents	$ 163,699	$ 67,571	$ 88,038	$ 37,816	$ 35,147
Working capital	1,085,754	1,066,162	895,185	762,305	590,094
Total assets	2,963,262	2,833,295	2,499,861	2,099,910	2,032,386
Current borrowings under term loans, lines of credit and convertible debt	194,134	159,200	245,973	150,740	340,466
Long-term borrowings	81,152	223,822	140,333	136,195	131,157
Total equity	1,319,355	1,168,458	992,827	838,735	696,887

Other Data: (in thousands)	Fiscal Years Ended November 30, 2012	2011	2010	2009	2008
Depreciation and amortization from continuing operations	$ 24,630	$ 24,673	$ 16,285	$ 17,803	$ 16,811

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Selected Consolidated Financial Data and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

When used in this Annual Report on Form 10-K or the Report, the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "may," "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, our market strategy, including expansion of our product lines, our infrastructure, anticipated benefits of our acquisitions, impact of MiTAC International Corporation, or MiTAC International, ownership interest in us, our revenue and operating results, our gross margins, competition with Synnex Technology International Corp., our future needs for additional financing, concentration of customers, our international operations, including our operations in Japan, expansion of our operations, our strategic acquisitions of businesses and assets, effects of future expansion of our operations, adequacy of our cash resources to meet our capital needs, cash held by our foreign subsidiaries, our convertible notes, including the settlement of our convertible notes, adequacy of our disclosure controls and procedures, pricing pressures, competition, impact of our accounting policies, our anti-dilution share repurchase program, and statements regarding our securitization programs and revolving credit lines. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed, as well as the seasonality of the buying patterns of our customers, concentration of sales to large customers, dependence upon and trends in capital spending budgets in the information technology, or IT, and consumer electronics, or CE, industries, fluctuations in general economic conditions and risks set forth under Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a Fortune 500 corporation and a leading business process services company, servicing resellers, retailers and original equipment manufacturers, or OEMs, in multiple regions around the world. Our primary business process services are wholesale distribution and business process outsourcing, or BPO. We operate in two segments: distribution services and global business services, or GBS. Our distribution services segment distributes IT systems, peripherals, system components, software, networking equipment, CE, and complementary products and also offers data center server and storage solutions. Our GBS segment offers a range of BPO services to customers that include technical support, renewals management, lead management, direct sales, customer service, back office processing and information technology outsourcing, or ITO. Many of these services are delivered and supported on the proprietary software platforms we have developed to provide additional value to our customers.

We combine our core strengths in distribution with our BPO services to help our customers achieve greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and after-market product support. We distribute more than 25,000 technology products (as measured by active SKUs) from more than 200 IT, CE and OEM suppliers to more than 20,000 resellers, system integrators, and retailers throughout the United States, Canada, Japan and Mexico. As of November 30, 2012, we had over 11,000 full-time and temporary employees worldwide. From a geographic perspective, approximately 87%, of our total revenue was from North America for both the fiscal years 2012 and 2011and 98% for the fiscal year 2010.

In our distribution services segment, we purchase IT systems, peripherals, system components, software, networking equipment, CE and complementary products from our primary suppliers such as Hewlett-Packard Company, or HP, Lenovo, Acer Inc., Panasonic Corporation and Seagate Technologies LLC and sell them to our reseller and retail customers. We perform a similar function for our distribution of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers, and national and regional retailers. In our distribution business, we provide comprehensive IT solutions in key vertical markets such as government and healthcare. We also provide specialized service offerings that increase efficiencies in areas like print management, renewals, networking and other services. In our GBS segment, our customers are primarily manufacturers of IT hardware and CE devices, developers of software, cloud service providers, and broadcast and social media.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software, networking equipment, CE, contract assembly services and BPO. For products, we recognize revenue generally as products are shipped, if a purchase order exists, the sales price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. We review and adjust these provisions periodically. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers. We provide our BPO services in our GBS segment to customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. Our agreements are usually short-term in nature, subject to early termination by our customers or us for any reason, typically with 30 to 90 days notice. Revenue is recognized as services are performed and if collection is reasonably assured.

In fiscal years 2012 and 2011, no customer accounted for more than 10% of our total revenue. In fiscal year 2010, one customer accounted for 11% of our total revenue. Approximately 36%, 35%, and 38% of our total revenue in fiscal years 2012, 2011, and 2010, respectively, were derived from the sale of HP products and services.

The market for IT products and services is generally characterized by declining unit prices and short product life cycles. Our overall business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

In our distribution services segment, we are highly dependent on the end-market demand for IT and CE products and services. This end-market demand is influenced by many factors including the introduction of new IT and CE products and software by OEMs, replacement cycles for existing IT and CE products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT and CE industries and increased price-based competition.

A significant portion of our cost of revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of product distribution revenue also consists of provisions for inventory losses and write-downs, freight expenses associated with the receipt in and shipment out of our inventory, and royalties due to OEM vendors. In addition, cost of revenue includes the cost of materials, labor and overhead for our contract assembly and BPO services.

Margins

The distribution and contract assembly services industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. Our gross margin has fluctuated annually due to changes in the mix of products and services we offer, customers we sell to, incentives and rebates received from our OEM suppliers, competition, seasonality and replacement of less profitable business with investments in higher margin, more profitable lines and lower costs associated with increased efficiencies. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin from continuing operations has also fluctuated annually, based primarily on our ability to achieve economies of scale, the management of our operating expenses, changes in the relative mix of our distribution, contract assembly and BPO revenue, and the timing of our acquisitions and investments.

Economic and Industry Trends

Our revenue is highly dependent on the end-market demand for IT and CE products. This end-market demand is influenced by many factors including the introduction of new IT and CE products and software by OEMs, replacement cycles for existing IT and CE products and overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT and CE distribution industry and increased price-based competition. The GBS industry is also extremely competitive. The customers' performance measures are based on competitive pricing terms and quality of services. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our services. During fiscal year 2010, the economic environment was slow in recovering from the recession in the prior year. The economy stabilized and grew modestly during fiscal years 2011 and 2012. While we are susceptible to economic trends in the global economy, our distribution business is largely concentrated in the United States, Canada and Japan, so we will be most directly impacted by economic strength or weakness in these geographies.

Seasonality

Our operating results are affected by the seasonality of the IT and CE products industries. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. These patterns may not be repeated in subsequent periods.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on uninvested amounts. Interest expense on the deferred amounts is classified in selling, general and administrative expenses on our Consolidated Statements of Operations. The participant may designate one or more investments as the measure of investment return on the participant's account. The equity securities are either classified as trading securities or cost-method securities. Generally, the gains (losses) on the deferred compensation securities are recorded in other income (expense), net and an equal amount is charged (or credited if losses) to selling, general and administrative expenses relating to compensation amounts which are payable to the plan participants. For the deferred compensation investments, we recorded a gain of $2.6 million, a loss of $1.1 million and a gain of $0.2 million, in fiscal years 2012, 2011 and 2010, respectively.

Critical Accounting Policies and Estimates

The discussions and analyses of our consolidated financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, goodwill and intangible assets, and income taxes. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our Consolidated Financial Statements.

Revenue Recognition. We generally recognize revenue on the sale of hardware and software products when they are shipped and on services when they are performed, if a purchase order exists, the sales price is fixed or determinable, collection of resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by us. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers. We recognize revenue on certain service contracts, post-contract software support services, and extended warranty contracts, where we are not the primary obligor, on a net basis.

We provide services such as call center, renewals, maintenance and contract management services to our customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service offerings. Typically the contracts are time-based or transactions or volume based. Revenue is generally recognized over the term of the contract or when service has been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

Our Mexico operation primarily focuses on projects with the Mexican government and other public agencies that are long-term in nature. Under the agreements, we sell computers and equipment to contractors that provide services to the Mexican government. We also sell computers, equipment and services directly to the Mexican government. The payments are due on a monthly basis and contingent upon the satisfactory performance of certain services, fulfillment of certain obligations and meeting certain conditions. We recognize revenue and cost of revenue on a straight-line basis over the term of the contract as the contingencies are satisfied and payments become due.

Allowance for Doubtful Accounts. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make payments for outstanding balances. In estimating the required allowance, we take into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. We also evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and value and adequacy of collateral received from customers.

OEM Supplier Programs. We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs. Product rebates are recorded as a reduction of cost of revenue. Marketing, infrastructure and promotion programs are recorded, net of direct costs, in selling, general and administrative expenses. Any excess funds associated with these programs are recorded in cost of revenue. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Certain OEM supplier agreements provide a right for the suppliers to audit program claims on a periodic basis. Amounts received or receivable from OEM suppliers that are not yet earned are deferred on our balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, OEM suppliers may seek to change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers' inability to pay or rejections of such claims by OEM suppliers.

Inventories. Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition. We assess potential impairment of our goodwill and intangible assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. We also assess potential impairment of our goodwill on an annual basis during our fourth quarter, regardless if there is evidence or suspicion of impairment. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors we consider important, which may cause impairment, include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant under-performance relative to historical or projected operating results.

An accounting update to the provisions of the accounting standard for goodwill gives companies the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. We conducted our annual impairment analysis in the fourth quarter of fiscal year 2012 using this qualitative approach. For the purpose of goodwill analysis, we have two reporting units, our distribution services reporting unit and our GBS reporting unit. Our goodwill impairment analysis did not result in any impairment charge for fiscal years 2012, 2011, and 2010.

Long-lived assets. We review the recoverability of our long-lived assets, such as property and equipment and certain other assets, when events or changes in circumstances occur that indicate the carrying value of the asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Determining the fair value of a reporting unit, intangible asset or a long-lived asset is judgmental and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions that we believe are reasonable, but are uncertain and subject to changes in market conditions.

Income Taxes. We estimate our income taxes in each of the tax jurisdictions in which we operate. Our current tax expense is estimated after adjusting for temporary differences resulting from the different treatment of certain items and foreign tax credits. These differences may result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. We assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we provide a valuation allowance based on our estimates of future taxable income in the various tax jurisdictions, and the amount of deferred taxes in excess of amounts that are ultimately considered more likely than not realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various tax authorities. Actual results could differ from our estimates.

Recent Acquisitions

We seek to augment our services offering expansion with strategic acquisitions of businesses and assets that complement and expand our global BPO capabilities. We also divest businesses that we deem no longer strategic to our ongoing operations. Our historical acquisitions have brought us new reseller and retail customers, OEM suppliers, and product lines, have extended the geographic reach of our operations, particularly in targeted markets, and have diversified and expanded the services we provide to our OEM suppliers and customers. We account for acquisitions using the purchase method of accounting and include acquired entities within our Consolidated Financial Statements from the closing date of the acquisition.

Acquisitions during the fiscal years 2011 and 2012

On December 1, 2010, we acquired 70.0% of the capital stock of Marubeni Infotec Corporation, a subsidiary of Marubeni Corporation. SB Pacific Corporation Limited, or SB Pacific, our equity method investee at that time, acquired the remaining 30.0% noncontrolling interest. At the time of the acquisition, our total direct and indirect ownership of Marubeni Infotec Corporation was 80.0%. Marubeni Infotec Corporation, now known as SYNNEX Infotec Corporation, or Infotec Japan, is a distributor of IT equipment, electronic components and software in Japan. This acquisition was in the distribution services segment and enabled our expansion into Japan.

The aggregate consideration for the transaction initially was JPY700.0 million, or approximately $8.4 million, of which our direct share was $5.9 million. In the first quarter of fiscal year 2012, we reached an agreement with the sellers to reduce the purchase price by JPY125.2 million. The purchase price as adjusted was JPY574.8 million, or approximately $6.9 million. The total net tangible liabilities in excess of net tangible assets acquired were $19.2 million. We recorded $26.1 million in goodwill and intangibles. Subsequent to the acquisition, in fiscal year 2011, SB Pacific and we invested $6.4 million and $15.0 million, respectively, in additional capitalization of Infotec Japan.

In fiscal year 2012, we purchased the shares of Infotec Japan held by SB Pacific for $17.5 million, increasing our ownership interest in Infotec Japan to 99.8%.

Infotec Japan has arrangements with various banks and financial institutions for the sale and financing of approved accounts receivable and notes receivable. The amount outstanding under these arrangements that was sold, but not yet collected as of November 30, 2012 and 2011 were $11.2 million and $11.0 million, respectively.

During fiscal year 2011, we acquired certain businesses of e4e, Inc., or e4e, 100% of the stock of the global email company limited, or gem, and certain assets of VisionMAX Solutions Inc., or VisionMAX, for an aggregate purchase price of $43.3 million. The acquisitions were integrated into our GBS segment and brought additional BPO scale, complemented our service offerings in social media and cloud computing and expanded our customer base and geographic presence. The net tangible assets acquired were $10.2 million and we recorded $33.2 million in goodwill and intangibles on finalization of the purchase price allocation.

In fiscal year 2012, we acquired a business in the GBS segment for a purchase price of $6.2 million with $1.2 million payable upon the completion of certain post-closing procedures and $1.3 million contingent consideration payable upon the achievement of certain target earnings. We recorded goodwill of $6.0 million in relation to this acquisition. The determination of the fair value of the net assets acquired is preliminary subject to the finalization of more detailed analysis.

With the exception of Infotec Japan, the above acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and were not subject to the disclosure requirements of accounting guidance for business combinations utilizing the purchase method of accounting.

Building Acquisition

During the first quarter of fiscal year 2011, we entered into a capital lease arrangement with the option to purchase a distribution and warehouse facility in Illinois. In October 2011, we completed the purchase of the 450 thousand square foot building for a total consideration of $15.4 million.

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of revenue:

Statements of Operations Data:	Fiscal Years Ended November 30,		
	2012	2011	2010
Revenue	100.00%	100.00%	100.00%
Cost of revenue	(93.61)	(93.94)	(94.29)
Gross profit	6.39	6.06	5.71
Selling, general and administrative expenses	(3.91)	(3.60)	(3.40)
Income from continuing operations before non-operating items, income taxes and noncontrolling interest	2.48	2.46	2.31
Interest expense and finance charges, net	(0.22)	(0.25)	(0.20)
Other income (expense), net	0.04	(0.01)	0.02
Income from continuing operations before income taxes and noncontrolling interest	2.30	2.20	2.13
Provision for income taxes	(0.82)	(0.76)	(0.77)
Income from continuing operations before noncontrolling interest, net of tax	1.48	1.44	1.36
Income from discontinued operations, net of tax	—	—	0.00
Gain on sale of discontinued operations, net of tax	—	—	0.13
Net income	1.48	1.44	1.49
Net income attributable to noncontrolling interest	(0.01)	(0.00)	(0.00)
Net income attributable to SYNNEX Corporation	1.47%	1.44%	1.49%

Fiscal Years Ended November 30, 2012, 2011 and 2010

Revenue

	Fiscal Years Ended November 30,			Percent Change	
	2012	2011	2010	2012 to 2011	2011 to 2010
		(in thousands)			
Revenue	$ 10,285,507	$ 10,409,840	$ 8,614,141	(1.2)%	20.8%
Distribution Revenue	10,121,271	10,275,295	8,526,309	(1.5)%	20.5%
GBS Revenue	197,391	163,376	112,380	20.8 %	45.4%
Inter-Segment Elimination	(33,155)	(28,831)	(24,548)	15.0 %	17.4%

In our distribution business, we sell in excess of 25,000 technology products (as measured by active SKUs) from more than 200 IT, CE and OEM suppliers to more than 20,000 resellers. The prices of our products are highly dependent on the volumes purchased within a product category. The products we sell from one period to the next are often not comparable because of rapid changes in product models and features. The revenue generated in our GBS segment relates to BPO services such as technical support, renewals management, lead management, direct sales, customer service, back office processing and ITO. The inter-segment elimination relates to the inter-segment, back office support services provided by our GBS segment to our distribution services segment. Third-party GBS revenue can be derived by netting the inter-segment eliminations into GBS revenue. The GBS programs and customer service requirements change frequently from one period to the next and are often not comparable.

Our revenue from the distribution services segment in fiscal year 2012 decreased from fiscal year 2011 primarily due to the effects of transitioning a certain customer contract from a traditional full service distribution relationship that had existed to a fee-for-service basis starting in the fourth quarter of fiscal year 2011. The impact of this change resulted in approximately 4% lower revenue recorded during fiscal year 2012. In comparison to fiscal year 2011, our sales of systems components increased by 7%, our sales of IT systems remained relatively consistent and our sales of software, networking equipment and peripherals decreased by 14%, 4% and 3%, respectively. The decrease in our software sales compared to the prior year is primarily due to lower sales from gaming software.

Overall, the demand for IT products continued to be stable in North America while the demand for CE products was more challenging in North America and slower in Japan.

During fiscal year 2011, our revenue in the distribution services segment increased compared to the prior year period due to our acquisition of Infotec Japan, stability in the market conditions in the United States and the full year impact of our acquisition of Jack of All Games, which was completed at the end of our first fiscal quarter of 2010. This increase was offset by the sale of a portion of our contract assembly business in fiscal year 2010 and by transitioning of certain customer contracts from the traditional full service distribution relationship that had existed, to a fee-for-service basis starting in the fourth quarter of fiscal year 2011. During fiscal year 2011, revenue from Infotec Japan was approximately $1.22 billion, or 12% of our distribution revenue. Compared to the prior year period, our sales in North America from peripherals increased 8%, sales of IT systems increased 8%, sales of system components increased 10%, sales of networking systems increased 19% and sales of software increased 13%.

In our GBS segment, approximately 70% of the increase in revenue in fiscal year 2012 as compared to fiscal year 2011, was due to revenue generated from acquisitions that occurred in the fourth quarter of fiscal year 2011. In addition, we generated revenue from new customer accounts and increased revenue from our existing customer base.

Approximately 75% of the increase in revenue in the fiscal year 2011 as compared to fiscal year 2010, is revenue generated from our fiscal year 2011 acquisitions and the full year impact of our fiscal year 2010 fourth quarter acquisitions, offset in part by the fiscal year 2010 sale of Nihon Daikou Shouji, or NDS, which generated $11.9 million in revenue in fiscal year 2010. In addition, our revenue benefited from organic growth from expansion of our customer base and service offerings.

Gross Profit

	Fiscal Years Ended November 30,			Percent Change	
	2012	2011	2010	2012 to 2011	2011 to 2010
		(in thousands)			
Gross Profit	$ 656,737	$ 630,498	$ 491,616	4.2%	28.3%
Percentage of Revenue	6.39%	6.06%	5.71%		

Our gross profit is affected by a variety of factors, including competition, average selling prices, the variety of products and services we sell, our customers, our sources of revenue by segments, rebate and discount programs from our suppliers, freight costs, reserves for inventory losses, acquisitions and divestitures of business units, fluctuations in revenue, and our mix of business including our BPO services.

Our gross margin for the fiscal year 2012 increased by 33 basis points over fiscal year 2011. Our gross margins in the current year were favorably impacted by 25 basis points by the effects of transitioning certain customer revenue to a fee-for-service basis. The margins also benefited from lower reserve requirements and more favorable vendor incentive rebates as compared to the prior year period. Our margins were also favorably impacted by supply-demand constraints of hard disk drives, which started in the fourth quarter of fiscal year 2011 and ended in the first quarter of fiscal year 2012.

Our gross profit as a percentage of revenue in fiscal year 2011 increased by 35 basis points over fiscal year 2010. The increase is primarily attributable to the favorable changes in our product and service mix, higher vendor rebates in our distribution services segment and growth in our GBS segment. Our margins were also favorably impacted by the effects of transitioning certain customer revenue to a fee-for-service basis in the fourth quarter of fiscal year 2011 and by our ability to respond to the unexpected supply-demand constraints of hard disk drives.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,			Percent Change	
	2012	2011	2010	2012 to 2011	2011 to 2010
		(in thousands)			
Selling, General and Administrative Expenses	$ 401,725	$ 374,270	$ 292,466	7.3%	28.0%
Percentage of Revenue	3.91%	3.60%	3.40%		

Approximately two-thirds of our selling, general and administrative expenses consist of personnel costs such as salaries, commissions, bonuses, share-based compensation, deferred compensation expense or income, and temporary personnel costs. Selling, general and administrative expenses also include costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment, bad debt expense, amortization expense on our intangible assets, and marketing expenses, offset in part by reimbursements from our OEM suppliers.

Our selling, general and administrative expenses in fiscal year 2012 increased compared to the prior year fiscal year 2011 due to increased investment in our business and our fiscal year 2011 acquisitions. The costs related to our acquisitions in the fourth quarter of fiscal year 2011 in our GBS segment accounted for $10.5 million of the increase in fiscal year 2012. Our personnel and general overhead expenses were higher by $14.2 million due to investment in our business operations. Our deferred compensation expenses were higher by $2.8 million based on the performance of those investments. In addition, the fiscal year 2011 results benefited by $5.4 million for changes in the fair value of certain contingent consideration pertaining to our acquisitions in our GBS segment in comparison to a benefit of $0.7 million recognized in fiscal year 2012. These increases were offset in part by $4.2 million lower bad debt expense and $0.5 million benefit from fluctuations in foreign currency exchange rates.

The increase in selling, general and administrative expenses in fiscal year 2011 from fiscal year 2010 was primarily due to our acquisition of Infotec Japan, our acquisitions in the GBS segment and the organic growth in our business. During fiscal year 2011, 22% of our total selling, general and administrative expenses were attributable to our acquisitions, offset by a benefit of $5.4 million recognized for changes in the fair value of certain contingent consideration pertaining to our acquisitions in our GBS segment. The prior year operating expense also included $7.7 million related to the portion of our manufacturing business and NDS that were sold in fiscal year 2010. In addition, our deferred compensation expense was lower by $2.4 million as compared to the prior year. These benefits were offset by $13.5 million in higher personnel costs to support the organic growth in our business and the unfavorable impact of changes in foreign currency translation of approximately $2.6 million.

Income from Continuing Operations before Non-Operating Items, Income Taxes and Noncontrolling Interests

	Fiscal Years Ended November 30,			Percent Change	
	2012	2011	2010	2012 to 2011	2011 to 2010
		(in thousands)			
Income from continuing operations before non-operating items, income taxes and noncontrolling interest	$ 255,012	$ 256,228	$ 199,150	(0.5)%	28.7%
Percentage of Total Revenue	2.48%	2.46%	2.31%		
Distribution income from continuing operations before non-operating items, income taxes and noncontrolling interest	241,817	237,322	187,478	1.9 %	26.6%
Percentage of Distribution Revenue	2.39%	2.31%	2.20%		
GBS income from continuing operations before non-operating items, income taxes and noncontrolling interest	13,483	18,906	11,672	(28.7)%	62.0%
Percentage of GBS Revenue	6.83%	11.57%	10.39%		
Inter-Segment Elimination	(288)	—	—	—	—

Our income from continuing operations before non-operating items, income taxes and noncontrolling interest as a percentage of revenue was 2.48% in fiscal year 2012 compared to 2.46% in fiscal year 2011. In our distribution services segment, our operating margins were favorably impacted by the effects of transitioning of certain distribution customer revenue to a fee-for-service basis beginning from the fourth quarter of fiscal year 2011 and by the supply-demand constraints of hard disk drives primarily in the first quarter of fiscal year 2012. These benefits from our higher gross margins were partially offset by higher selling, general and administrative expenses. Our operating margins in our GBS segment in fiscal year 2012 were lower than the prior fiscal year 2011 because the prior year results benefited by $5.4 million for changes in the fair value of certain contingent consideration liabilities pertaining to the acquisitions in this segment.

Our income from continuing operations before non-operating items, income taxes and noncontrolling interest as a percentage of revenue increased to 2.46% in fiscal year 2011 from 2.31% in fiscal year 2010. In our distribution services segment, the improvement in our operating margins was driven in large part by the unexpected supply-demand constraints of hard disk drives and by the impact of transitioning certain customer revenue to a fee-for-service basis in the fourth quarter of fiscal year 2011. Our operating margins in our GBS segment in fiscal year 2011 benefited by $5.4 million recognized for changes in the fair value of certain contingent consideration liabilities pertaining to the acquisitions in this segment. This benefit was offset in part by $1.1 million acquisition and integration costs pertaining to fiscal year 2011 and fourth quarter fiscal year 2010 acquisitions.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,			Percent Change	
	2012	2011	2010	2012 to 2011	2011 to 2010
		(in thousands)			
Interest expense and finance charges, net	$ 22,930	$ 25,505	$ 17,114	(10.1)%	49.0%
Percentage of revenue	0.22%	0.25%	0.20%		

Amounts recorded in interest expense and finance charges, net, consist primarily of interest expense paid on our lines of credit and other debt, fees associated with third party accounts receivable flooring arrangements, non-cash interest expense on our convertible debt and the sale or pledge of accounts receivable through our securitization facilities, offset by income earned on our cash investments and financing income from our multi-year contracts in our Mexico operation.

Interest expense and finance charges, net were lower in fiscal year 2012 as compared to the fiscal year 2011 because of lower levels of borrowings and lower interest rates. In addition, the interest income from our Mexico contracts was higher in fiscal year 2012 compared to the prior year.

The increase in interest expense and finance charges, net, in fiscal year 2011 from fiscal year 2010, was due to our acquisition of Infotec Japan in fiscal year 2011. The interest expense on Infotec Japan's working capital credit lines during fiscal year 2011 was $4.6 million. The remaining increases in interest expense as compared to the prior year periods were due to lower interest income from our Mexico contracts and higher levels of borrowings and higher interest rates on our lines of credit.

Other Income (Expense), Net

	Fiscal Years Ended November 30,			Percent Change	
	2012	2011	2010	2012 to 2011	2011 to 2010
		(in thousands)			
Other income (expense), net	$ 4,471	$ (1,005)	$ 1,550	544.9%	(164.8)%
Percentage of revenue	0.04%	(0.01)%	0.02%		

Amounts recorded as other income (expense), net include foreign currency transaction gains and losses, investment gains and losses (including those in our deferred compensation plan) and other non-operating gains and losses.

The other income increased in fiscal year 2012 as compared to fiscal year 2011 primarily due to $3.4 million higher gains from our deferred compensation investments. In addition, we recognized a gain of $1.3 million on the sale of our investment in SB Pacific.

The change in other income (expense), net in fiscal year 2011 from fiscal year 2010, was primarily due to $1.1 million higher losses on our investments and $0.8 million losses from foreign currency fluctuations. In addition, the prior year results included gains of $0.8 million and $0.5 million recognized on the sale of the BDG division of SYNNEX Canada Limited, or SYNNEX Canada, and NDS, respectively.

Provision for Income Taxes

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions.

Our effective tax rate in fiscal year 2012 was 35.5% as compared to 34.5% and 36.4% in fiscal years 2011 and 2010, respectively. The increase in our effective tax rate in fiscal year 2012 as compared to the prior year was due to the $5.4 million benefit in fiscal year 2011 for changes in the fair value of certain contingent consideration liabilities pertaining to the acquisitions in our GBS segment. These benefits were not subject to income tax. The fiscal year 2011 effective tax rate was also lower due to the benefit of certain state tax credits and the release of tax reserves due to the expiration of the statute of limitations. The effective tax rate in fiscal year 2010 benefited from the release of certain tax reserves resulting from the conclusion of the Internal Revenue Service, or IRS, tax audits and the expiration of the statute of limitations. This was offset by the loss of tax holidays in a foreign location and the changes in the mix of income in the different tax jurisdictions in which we operate.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and earnings being higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests represents the share of net income attributable to others, which is recognized for the portion of subsidiaries' equity not owned by us. The noncontrolling interest in fiscal years 2012 and 2011 primarily represents SB Pacific's ownership of Infotec Japan. This noncontrolling interest has been reflected in the results of our distribution services segment. As of November 30, 2012, we had purchased all the shares of Infotec Japan held by SB Pacific.

The noncontrolling interest in fiscal year 2010 represents the share of net income attributable to the minority owners of NDS and HiChina Web Solutions, or HiChina. HiChina was sold in December 2009 and is presented in discontinued operations in our Consolidated Statements of Operations. NDS was sold in August 2010. These noncontrolling interests were reflected in the results of our GBS segment.

Discontinued Operations

On December 28, 2009, HiChina was sold to Alibaba.com Limited. HiChina provided domain name registration and web site hosting and design. HiChina was a subsidiary of SYNNEX Investment Holdings Corporation, a wholly-owned subsidiary of SYNNEX Corporation. Under the terms of the agreement, we received $65.4 million for our estimated 79% controlling ownership in HiChina. During fiscal year 2010, we recorded total gain on the sale of $11.4 million, net of $1.2 million income taxes. We, the ultimate parent, have guaranteed the obligations of SYNNEX Investment Holdings Corporation up to $35.0 million in connection with the sale of HiChina. HiChina was a part of our GBS segment. We have no significant continuing involvement in the operations of HiChina. In conjunction with the sale of HiChina, we recorded a contingent indemnification liability of $4.1 million.

The sale of HiChina qualified as a discontinued operation and accordingly, we have excluded results of HiChina's operations from our Consolidated Statements of Operations for fiscal year 2010 to present this business in discontinued operations.

The following table shows the results of operations of HiChina for fiscal year 2010, which are included in the earnings from discontinued operations:

	Fiscal Year Ended November 30, 2010*
	(in thousands)
Revenue	$ 2,959
Cost of revenue	(1,706)
Gross profit	1,253
Selling, general and administrative expenses	(1,199)
Income before non-operating items, income taxes and noncontrolling interest	54
Interest income, net	17
Other income, net	5
Income before income taxes and noncontrolling interest	76
Provision for income taxes	(1)
Income from discontinued operations	75
Income from discontinued operations attributable to noncontrolling interest	(16)
Income from discontinued operations attributable to SYNNEX Corporation	$ 59

* Includes the results of operations from December 1, 2009 to the disposition date of December 28, 2009.

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable arrangements, our securitization programs and our revolver programs for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, convertible debt, bank credit lines and cash generated from operations.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in personnel, facilities and operations. These investments or acquisitions would likely be funded primarily by additional borrowings or issuing common stock.

Net cash provided by operating activities was $242.8 million in fiscal year 2012, primarily generated from our net income of $152.5 million. Our cash provided by operating activities benefited from higher accounts payable balances of $106.9 million and lower inventory balances of $49.5 million. These benefits were offset in part by higher accounts receivable balances of $113.0 million.

Net cash provided by operating activities in fiscal year 2011 was $219.2 million, primarily consisting of our net income of $150.6 million. Our net cash provided by operating activities in fiscal year 2011 benefited from improvements in our cash conversion cycle resulting in $29.5 million lower accounts receivable and $28.2 million lower inventory balances. These benefits were offset by $50.0 million lower accounts payable due to timing of payments to our vendors.

Net cash used in operating activities was $65.9 million in fiscal year 2010, which was mainly due to the purchase of inventory as business levels increased resulting in $240.1 million higher inventory, higher accounts receivable of $186.4 million from higher sales year over year in the United States and Canada and higher net receivables from affiliates of $11.4 million. The above increases were partially offset by lower accounts payable of $220.2 million and net income of $128.1 million.

Net cash used in investing activities in fiscal year 2012 was $9.6 million. Our investment in the purchase of equipment and leasehold improvements during the year to support the growth in our distribution services and GBS segments was $14.5 million. Cash paid for acquisitions was $1.6 million and loans given to third parties, net of collections were $1.1 million. We realized $3.5 million from divesting our 33.3% ownership in SB Pacific and received $2.2 million in net proceeds from the trading activities in our deferred compensation investments. Due to the timing of our lockbox collections under our borrowing arrangements our restricted cash was lower by $2.2 million.

Net cash used in investing activities in fiscal year 2011 was $126.4 million which included $57.3 million, net of cash acquired, used for our acquisitions of Encover, Inc., e4e, gem and VisionMAX in our GBS segment and $4.5 million, net of cash acquired, used for the acquisition of Infotec Japan in our distribution services segment, offset by $1.5 million collected from the sellers of Jack of All Games upon the final settlement of the purchase price. We also collected $1.0 million on our sale of certain contract manufacturing business related assets in the prior year to MiTAC International. Our capital expenditures during the period were $40.2 million, of which $15.4 million was used for the purchase of a distribution and logistics facility in Illinois and the remainder in equipment and infrastructure investments. In addition, we invested $4.8 million in SB Pacific, our equity-method investee. Our restricted cash increased by $14.0 million primarily due to the timing of lockbox collections under our borrowing arrangements. Our investment in term deposits with a maturity period of over three months, net of the proceeds from maturity deposits was $6.8 million.

Net cash provided by investing activities was $1.1 million in fiscal year 2010, which included $37.8 million cash received from the sale of our businesses, $9.7 million in proceeds from our held-to-maturity term deposits, net of purchases; and a $15.2 million decrease in our restricted cash; partially offset by $47.4 million cash used for the acquisition of Jack of All Games and the fiscal fourth quarter acquisitions in our GBS segment and $12.7 million investment in capital expenditures. Cash received from the sales of our businesses included $33.1 million from the sale of HiChina, $3.2 million from the sale of the BDG division of SYNNEX Canada, and $1.5 million from the sale of NDS.

Net cash used in financing activities in fiscal year 2012 was $137.5 million, consisting of $106.5 million net payments on our securitization arrangements, revolving lines of credit and our term loans as we reduced our external borrowing levels during the year. Our higher cash balances during the year also resulted in $26.5 million lower book overdraft. During the year, $7.8 million was used for the repurchase of our treasury stock, $6.1 million was used to repurchase shares of Infotec Japan from the noncontrolling interest and $1.1 million was paid for acquisition related contingent considerations. These payments were offset in part by $7.2 million proceeds from the exercise of employee stock options and $3.1 million was the excess tax benefits from share-based compensation.

Net cash used in financing activities in fiscal year 2011 was $114.4 million, consisting primarily of $139.8 million net payments on our securitization arrangements and our revolving lines of credit, offset by debt refinancing of Infotec Japan with a new credit facility. The book overdraft was higher by $13.6 million. In addition, the capital contribution related to SB Pacific was $6.4 million and financing from the exercise of employee stock options was $6.3 million during the year, offset by taxes paid for net share settlement of equity awards of $4.7 million. Cash used for the repurchase of treasury stock was $1.7 million.

Net cash provided by financing activities was $93.8 million in fiscal year 2010, consisting primarily of $92.4 million of net receipts from our securitization arrangements and revolving line of credit, $15.9 million proceeds from the issuance of common stock, and $9.8 million excess tax benefit from share-based compensation which was partially offset by $24.4 million lower book overdraft.

We believe the unused portions of the lines of credit on our arrangements are sufficient to support our operating activities.

Capital Resources

Our cash and cash equivalents totaled $163.7 million and $67.6 million as of November 30, 2012 and 2011, respectively. Of our total cash and cash equivalents the cash held by our foreign subsidiaries was $92.8 million and $59.5 million as of November 30, 2012 and November 30, 2011, respectively. Repatriation of the cash held by our foreign subsidiaries would be subject to United States federal income taxes. Also, repatriation of some foreign balances is restricted by local laws. However, we have historically fully utilized and reinvested all foreign cash to fund our foreign operations and expansion. If in the future, our intentions change and we repatriate the cash back to the United States, we will report the expected impact of the applicable taxes depending upon the planned timing and manner of such repatriation. Presently, we believe we have sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital requirements.

As of November 30, 2012, there were approximately $248.3 million of cumulative undistributed earnings of foreign subsidiaries. Repatriation of the undistributed earnings would be subject to United States federal income taxes, less applicable foreign taxes. Also, repatriation of some foreign balances is restricted by local laws. We have not provided for U.S. federal income tax or foreign withholding taxes on foreign subsidiaries' undistributed earnings as currently we have no plan to repatriate those earnings back to the United States. Further, it is not currently practical to estimate the amount of income tax that might be payable if any earnings were to be distributed by individual foreign subsidiaries. However, if in the future, we intend to repatriate the undistributed earnings of foreign subsidiaries to the United States in the form of dividend or otherwise, we will include the impact of U.S. taxes as well as local taxes and withholding taxes in the provision for income taxes and also in the deferred taxes or tax payable liabilities depending upon the planned timing and manner of such repatriation.

We believe we will have sufficient resources to meet our present and future working capital requirements for the next twelve months, based on our financial strength and performance, existing sources of liquidity, available cash resources and funds available under our various borrowing arrangements.

In May 2008, we issued $143.8 million of aggregate principal amount of our 4.0% Convertible Senior Notes due 2018, or the Convertible Senior Notes, in a private placement. However, under certain circumstances we may redeem the Convertible Senior Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest. In addition, if certain triggering events are met, the Convertible Senior Notes can be converted into shares of common stock at any time before their maturity. Because we currently intend to settle the Convertible Senior Notes using cash at some future date, we maintain within our Amended and Restated U.S. Arrangement and the Amended and Restated Revolver ongoing features that allow us to utilize cash from these facilities to cash settle the Convertible Senior Notes. (See On-Balance Sheet Arrangements below). These borrowing arrangements are renewable on their expiration dates. We have no reason to believe that these arrangements will not be renewed as we continue to be in good credit standing with the participating financial institutions. We have had similar borrowing arrangements with various financial institutions throughout our years as a public company. We also retain the ability to issue equity securities and utilize the proceeds to cash-settle the Convertible Senior Notes. See Note 12—Convertible Debt.

On-Balance Sheet Arrangements

We primarily finance our United States operations with an accounts receivable securitization program, or the U.S. Arrangement. We can pledge up to a maximum of $400.0 million in United States trade accounts receivable, or the U.S. Receivables. In October 2012, we amended the U.S. Arrangement, or the Amended and Restated U.S. Arrangement. The maturity date of the Amended and Restated U.S. Arrangement was extended to October 18, 2015. The effective borrowing cost under the Amended and Restated U.S. Arrangement is a blend of the prevailing dealer commercial paper rates plus a program fee of 0.425% per annum based on the used portion of the commitment, and a facility fee of 0.425% per annum payable on the aggregate commitment of the lenders. Prior to the amendment, the effective borrowing cost was a blend of the prevailing dealer commercial paper rates, plus a program fee of 0.60% per annum based on the used portion of the commitment and a facility fee of 0.60% per annum payable on the aggregate commitment. There was no balance outstanding on the Amended and Restated U.S. Arrangement as of November 30, 2012. The balance outstanding on the U.S. Arrangement as of November 30, 2011 was $64.5 million.

Under the terms of the Amended and Restated U.S. Arrangement, we sell, on a revolving basis, our U.S. Receivables to a wholly-owned, bankruptcy-remote subsidiary. The borrowings are funded by pledging all of the rights, title and interest in and to the U.S. Receivables as security. Any borrowings under the Amended and Restated U.S. Arrangement are recorded as debt on our Consolidated Balance Sheets. As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an increase in our cost of borrowing or loss of our financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

We have a senior secured revolving line of credit arrangement, or the Revolver, with a financial institution which provides a maximum commitment of $100.0 million. In October 2012, the Revolver was amended, or the Amended and Restated Revolver, to extend the maturity date of the credit arrangement from November 2013 to October 2017. The Amended and Restated Revolver retains an accordion feature to increase the maximum commitment by an additional $50.0 million to $150.0 million at our request, in the event the current lender consents to such increase or another lender participates in the Amended and Restated Revolver. Interest on borrowings under the Amended and Restated Revolver is based on a base rate or London Interbank Offered Rate, or LIBOR, at our option. The margin on the LIBOR is determined in accordance with our fixed charge coverage ratio and is currently 1.50%, compared to 2.25% prior to the amendment in October 2012. Our base rate is based on the financial institution's prime rate. The amendment in October 2012 reduced the unused line fee to 0.30% per annum from 0.50% per annum, and is payable if the outstanding principal amount of the Amended and Restated Revolver is less than half of the lenders' commitments. The Amended and Restated Revolver is secured by our inventory and other assets.

It would be an event of default under the Amended and Restated Revolver if a lender under the Amended and Restated U.S. Arrangement declines to extend the maturity date at any point within thirty days prior to the maturity date of the Amended and Restated U.S. Arrangement, unless we have a binding commitment in place to renew or replace the Amended and Restated U.S. Arrangement. There is no event of default if within the thirty day period prior to maturity of the Amended and Restated Revolver if: (a) borrowing availability exceeds 90% of the commitment amount and (b) the fixed charge coverage ratio, when measured at the end of the fiscal quarter on a trailing four quarter basis, is greater than or equal to 1.75 to 1.00. There was no borrowing outstanding under this credit arrangement as of both November 30, 2012 and 2011.

In February 2011, we entered into an arrangement with a financial institution to provide an unsecured revolving line of credit for general corporate purposes. The maximum commitment under the arrangement was $25.0 million. The arrangement included an unused line fee of 0.50% per annum. Interest on borrowings under the line of credit was determined by either a base rate or the LIBOR, at our option. The arrangement was terminated in August 2012. As of November 30, 2011, there were no borrowings outstanding under this arrangement.

SYNNEX Canada, has a revolving line of credit arrangement with a financial institution for a maximum commitment of CAD125 million, or the Canadian Revolving Arrangement. In May 2012, SYNNEX Canada completed the renewal of this arrangement, or the Renewed Canadian Revolving Arrangement. The Renewed Canadian Revolving Arrangement maximum commitment is CAD100.0 million and includes an accordion feature to increase the maximum commitment by an additional CAD25.0 million to CAD125.0 million, at SYNNEX Canada's request. The Renewed Canadian Revolving Arrangement also provides a sublimit of $5.0 million for the issuance of standby letters of credit. As of both November 30, 2012 and 2011, outstanding standby letters of credit totaled $3.4 million. SYNNEX Canada has granted a security interest in substantially all of its assets in favor of the lender under the Renewed Canadian Revolving Arrangement. In addition, we pledged our stock in SYNNEX Canada as collateral for the Renewed Canadian Revolving Arrangement. The Renewed Canadian Revolving Arrangement expires in May 2017. The interest rate applicable under the Renewed Canadian Revolving Arrangement is equal to (1) the Canadian base rate plus a margin of 0.75% for a Base Rate Loan in Canadian Dollars; whereas before the renewal, it was a minimum rate of 2.50% plus a margin of 1.25% for a Base Rate Loan in Canadian Dollars, (2) the US base rate plus a margin of 0.75% for a Base Rate Loan in U.S. Dollars; whereas before the renewal, it was a minimum rate of 3.25% plus a margin of 2.50% for a Base Rate Loan in U.S. Dollars, and (3) the Bankers' Acceptance rate, or BA, plus a margin of 2.00% for a BA Rate Loan; whereas before the renewal, it was a minimum rate of 1.00% plus a margin of 2.75% for a BA Rate Loan. The Canadian base rate means the greater of (a) the prime rate determined by a major Canadian financial institution and b) the one month Canadian Dealer Offered Rates or CDOR (the average rate applicable to Canadian dollar bankers' acceptances for the applicable period) plus 1.50%. The US base rate means the greater of (a) a reference rate determined by a major Canadian financial institution for US dollar loans made to Canadian borrowers and (b) the US federal funds rate plus 0.50%. After the renewal, a fee of 0.25% per annum is payable with respect to the unused portion of the commitment; whereas before the renewal, this fee was 0.375% per annum. There were no borrowings outstanding under the Renewed Canadian Revolving Arrangement as of November 30, 2012. The borrowings outstanding under our Canadian Revolving Arrangement as of November 30, 2011 were $27.3 million.

SYNNEX Canada has a term loan associated with the purchase of its logistics facility in Guelph, Canada. The interest rate for the unpaid principal amount is a fixed rate of 5.374% per annum. The final maturity date for repayment of the unpaid principal is April 1, 2017. The balance outstanding on the term loan as of November 30, 2012 and 2011 was $8.6 million and $9.1 million, respectively.

Infotec Japan had a credit agreement with a group of financial institutions for a maximum commitment of JPY10.0 billion. The credit agreement was comprised of a JPY6.0 billion long-term loan and a JPY4.0 billion short-term revolving credit facility. As of November 30, 2012, the balance outstanding under the term loan was $72.7 million and the revolving credit facility was $38.8 million. As of November 30, 2011, the balance outstanding under the term loan was $77.3 million and the revolving credit facility was $51.5 million.

In December 2012, Infotec Japan refinanced the credit facility to increase the short-term revolving credit facility to JPY8.0 billion and therefore the maximum commitment of the credit agreement increased to JPY14.0 billion. The interest rate for the long-term and short-term loans is based on the Tokyo Interbank Offered Rate, or TIBOR, plus a margin of 2.25% per annum. After the refinancing, this margin was lowered to 1.90%. The refinanced credit facility expires in December 2015. The long-term loan can be repaid at any time prior to December 2015 without penalty. We had issued a guarantee of JPY7.0 billion under the original credit agreement. Following the refinancing, this guarantee was increased to cover all obligations of Infotec Japan to the lenders.

Infotec Japan has two term loans with financial institutions that consist of a short-term revolving credit facility of JPY1.0 billion and a term loan of JPY35.0 million. As of November 30, 2011, Infotec Japan had a short-term loan of JPY1.0 billion, which was refinanced upon maturity for the same amount in fiscal year 2012, with a new lender. The new loan is a one-year revolving credit facility of JPY1.0 billion, which expires in February 2013 and bears an interest rate that is based on TIBOR, plus a margin of 1.75%. The term loan of JPY35.0 million expired in December 2012 and bore a fixed interest rate of 1.50%.

In addition, as of November 30, 2012 and November 30, 2011, Infotec Japan had $0.1 million and $0.5 million, respectively, outstanding under arrangements with various banks and financial institutions for the sale and financing of approved accounts receivable and notes receivable with recourse provisions to Infotec Japan.

As of November 30, 2012 and 2011, we had capital lease obligations of $1.0 million and $1.5 million, respectively, primarily pertaining to Infotec Japan.

Covenants Compliance

In relation to our Amended and Restated U.S. Arrangement, the Amended and Restated Revolver, the Infotec Japan credit facility and the Renewed Canadian Revolving Arrangement, we have a number of covenants and restrictions that, among other things, require us to comply with certain financial and other covenants. These covenants require us to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratios. They also limit our ability to incur additional debt, make or forgive intercompany loans, pay dividends and make other types of distributions, make certain acquisitions, repurchase our stock, create liens, cancel debt owed to us, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, make certain investments, enter into new real estate leases, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. The covenants also limit our ability to pay cash upon conversion, redemption or repurchase of the Convertible Senior Notes, subject to certain liquidity tests. As of November 30, 2012, we were in compliance with all material covenants for the above arrangements.

Convertible Debt

In May 2008, we issued $143.8 million of aggregate principal amount of our Convertible Senior Notes in a private placement. The Convertible Senior Notes have a cash coupon interest rate of 4.0% per annum. Interest on the Convertible Senior Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year and commenced on November 15, 2008. In addition, we will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Convertible Senior Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Convertible Senior Notes. During any interest period when contingent interest is payable, the contingent interest payable per Convertible Senior Note is equal to 0.55% of the average trading price of the Convertible Senior Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Convertible Senior Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Convertible Senior Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Convertible Senior Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least twenty trading days in the period of thirty consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Convertible Senior Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period, or the Measurement Period, in which the trading price per $1,000 principal amount of the Convertible Senior Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Convertible Senior Notes on each such day; (3) if we have called the particular Convertible Senior Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. These contingencies were not triggered as of November 30, 2012. In addition, holders may also convert their Convertible Senior Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Convertible Senior Notes, without regard to the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at our election. The initial conversion rate for the Convertible Senior Notes is 33.9945 shares of common stock per $1,000 principal amount of Convertible Senior Notes, equivalent to an initial conversion price of $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest. We may enter into convertible hedge arrangements to hedge the in-the-money feature of the Convertible Senior Notes to counter the potential share dilution.

We may not redeem the Convertible Senior Notes prior to May 20, 2013. We may redeem the Convertible Senior Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest (including any additional interest and any contingent interest) up to, but excluding, the redemption date. As of November 30, 2012, the Convertible Senior Notes were classified as current debt on the Consolidated Balance Sheets. Also, the Convertible Senior Notes contain various features which under certain circumstances could allow the holders to convert the Convertible Senior Notes into shares before their ten-year maturity.

Holders may require us to repurchase all or a portion of their Convertible Senior Notes for cash on May 15, 2013 at a purchase price equal to 100% of the principal amount of the Convertible Senior Notes to be repurchased, plus any accrued and unpaid interest up to (including any additional interest and any contingent interest), but excluding, the repurchase date. Accordingly, the Convertible Senior Notes have been classified as a current obligation as of November 30, 2012 on the Consolidated Balance Sheets. If we undergo a fundamental change, holders may require us to purchase all or a portion of their Convertible Senior Notes for cash at a price equal to 100% of the principal amount of the Convertible Senior Notes to be purchased, plus any accrued and unpaid interest up to (including any additional interest and any contingent interest), but excluding, the fundamental change repurchase date.

The Convertible Senior Notes are our senior unsecured obligations and rank equally in right of payment with other senior unsecured debt and rank senior to subordinated debt, if any. The Convertible Senior Notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. The Convertible Senior Notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. The net proceeds from the Convertible Senior Notes were used for general corporate purposes and to reduce outstanding balances under the U.S. Arrangement and the Revolver.

The Convertible Senior Notes are governed by an indenture, dated as of May 12, 2008, between U.S. Bank National Association, as trustee, and us, which contains customary events of default.

The Convertible Senior Notes as hybrid instruments are accounted for as convertible debt and are recorded at carrying value. The right of the holders of the Convertible Senior Notes to require us to repurchase the Convertible Senior Notes in the event of a fundamental change and the contingent interest feature would require separate measurement from the Convertible Senior Notes; however, the amount is insignificant. The additional shares issuable following certain corporate transactions do not require bifurcation and separate measurement from the Convertible Senior Notes.

In accordance with the provisions of the standards for accounting for convertible debt, we recognized both a liability and an equity component of the Convertible Senior Notes in a manner that reflects our non-convertible debt borrowing rate at the date of issuance of 8.0%. The value assigned to the debt component, which is the estimated fair value, as of the issuance date, of a similar note without the conversion feature, was determined to be $120.3 million. The difference between the Convertible Senior Note cash proceeds and this estimated fair value was estimated to be $23.4 million and was retroactively recorded as a debt discount and is being amortized to interest expense and finance charges, net over the five-year period to the first put date, utilizing the effective interest method.

As of November 30, 2012, the remaining amortization period is approximately five months assuming the redemption of the Convertible Senior Notes at the first purchase date of May 20, 2013. Based on a cash coupon interest rate of 4.0%, we recorded contractual interest expense of $6.5 million during each of the fiscal years 2012, 2011 and 2010. Based on an effective rate of 8.0%, we recorded non-cash interest expense of $5.3 million, $4.9 million and $4.5 million during fiscal years 2012, 2011 and 2010, respectively. As of both November 30, 2012 and 2011, the carrying value of the equity component of the Convertible Senior Notes, net of allocated issuance costs, was $22.8 million.

The date of settlement of the Convertible Senior Notes is uncertain due to the various features of the Convertible Senior Notes including put and call elements. Because of the May 2013 put and call features, we have classified the Convertible Senior Notes as short term debt starting May 31, 2012 in the Consolidated Balance Sheets.

We currently intend to settle the Convertible Senior Notes using cash at some future date. We maintain within our Amended and Restated U.S. Arrangement and Amended and Restated Revolver ongoing features that allow us to utilize cash from these facilities to cash settle the Convertible Senior Notes.

Contractual Obligations

Future principal payments due after November 30, 2012 under the above loans, Convertible Senior Notes, capital leases and operating lease arrangements are as follows:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
			(in thousands)		
Contractual Obligations:					
Principal debt payments	$ 276,629	$ 195,965	$ 1,575	$ 74,496	$ 4,593
Interest on debt	8,341	2,790	3,992	989	570
Non-cancellable capital leases	971	484	467	20	—
Non-cancellable operating leases	81,318	22,817	32,704	15,935	9,862
Total	$ 367,259	$ 222,056	$ 38,738	$ 91,440	$ 15,025

In the above table, the principal amount of $143.8 million of our Convertible Senior Notes is included in the principal debt payments due in less than one year. As described in Note 12, the date of settlement of the Convertible Senior Notes is uncertain due to its various features. We have classified the Convertible Senior Notes as short-term debt due to the May 2013 put and call features.

We have issued guarantees to certain vendors and lenders of our subsidiaries for trade credit lines and loans, totaling $264.2 million as of November 30, 2012 and $238.7 million as of November 30, 2011. We are obligated under these guarantees to pay amounts due should our subsidiaries not pay valid amounts owed to their vendors or lenders.

As of November 30, 2012, we have established a reserve of $21.7 million for unrecognized tax benefits. As we are unable to reasonably predict the timing of settlement of these guarantees and the reserve for unrecognized tax benefits, the table above excludes such liabilities.

Related Party Transactions

We have a business relationship with MiTAC International Corporation, or MiTAC International, a publicly-traded company in Taiwan that began in 1992 when it became our primary investor through its affiliates. As of November 30, 2012 and 2011, MiTAC International and its affiliates beneficially owned approximately 27% and 29%, respectively, of our common stock. In addition, Matthew Miau, our Chairman Emeritus of the Board of Directors, is the Chairman of MiTAC International and a director or officer of MiTAC International's affiliates. As a result, MiTAC International generally has significant influence over us and over the outcome of all matters submitted to stockholders for consideration, including any of our mergers or acquisitions. Among other things, this could have the effect of delaying, deterring or preventing a change of control over us.

Until July 31, 2010, we worked with MiTAC International on OEM outsourcing and jointly marketed MiTAC International's design and electronic manufacturing services and its contract assembly capabilities. This relationship enabled us to build relationships with MiTAC International's customers. On July 31, 2010, MiTAC International purchased certain assets related to our contract assembly business, including inventory and customer contracts, primarily related to customers then being jointly serviced by MiTAC International and us. As part of this transaction, we provided MiTAC International certain transition services for the business for a monthly fee over a period of twelve months. The sales agreement also included earn-out and profit sharing provisions, which were based on operating performance metrics achieved over twelve to eighteen months from the closing date for the defined customers included in this transaction. During fiscal years 2012 and 2011, we recorded $3.7 million and $6.7 million, respectively, for service fees earned, reimbursements for facilities and overhead costs and the achieved earn-out condition.

We purchased inventories from MiTAC International and its affiliates totaling $3.2 million, $5.2 million and $157.1 million during fiscal years 2012, 2011 and 2010, respectively. Our sales to MiTAC International and its affiliates during fiscal years 2012, 2011 and 2010 totaled $2.7 million, $4.2 million and $5.6 million, respectively. Most of the purchases and sales in fiscal year 2010 were pursuant to our Master Supply Agreement with MiTAC International and our former contract assembly customer Sun Microsystems, which was acquired by Oracle Corporation in 2010.

Our business relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

During the period of time that we worked with MiTAC International, we negotiated manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and its contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, we believe that the significant terms under our arrangements with MiTAC International, including pricing, will not materially differ from the terms we could have negotiated with unaffiliated third parties, and we have adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by our Audit Committee, which is composed solely of independent directors. In addition, Matthew Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors.

Beneficial Ownership of Our Common Stock by MiTAC International

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 27% of our common stock as of November 30, 2012. These shares are owned by the following entities:

	As of November 30, 2012
	(shares in thousands)
MiTAC International[1]	5,908
Synnex Technology International Corp.[2]	4,283
Total	10,191

(1) Shares are held via Silver Star Developments Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 591 thousand shares (of which 381 thousand shares are directly held and 210 thousand shares are subject to exercisable options) held by Matthew Miau.

(2) Synnex Technology International Corp., or Synnex Technology International, is a separate entity from us and is a publicly-traded corporation in Taiwan. Shares are held via Peer Development Ltd., a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a noncontrolling interest of 8.7% in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a noncontrolling interest of 13.7% in Synnex Technology International. Neither MiTAC International nor Mr. Miau is affiliated with any person(s), entity, or entities that hold a majority interest in MiTAC Incorporated.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also our potential competitor. Neither MiTAC International nor Synnex Technology International is restricted from competing with us.

Others

On August 31, 2010, we acquired a 33.3% noncontrolling interest in SB Pacific, which was recorded as an equity-method investment. We were not the primary beneficiary in SB Pacific. The controlling shareholder of SB Pacific is Robert Huang, who is our founder and former Chairman. The balance of the investment as of November 30, 2011 was $6.0 million. We regarded SB Pacific to be a variable interest entity.

During fiscal year 2012, we sold our ownership interest in SB Pacific back to SB Pacific. A gain of $1.3 million was recognized in other income (expense), net on this transaction representing the difference between the sale proceeds and the carrying value of the investment.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued an accounting update that amends the presentation of comprehensive income in the financial statements. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The accounting update will be applicable to us beginning in the first quarter of fiscal year 2013. We will update our presentation of comprehensive income to comply with the updated disclosure requirements in fiscal year 2013.

During fiscal year 2012, the following accounting standards were adopted:

In May 2011, the FASB issued an accounting update that amends existing guidance regarding fair value measurements and disclosure requirements. The amendments are effective during interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. The accounting update was applicable to us beginning in the second quarter of fiscal year 2012. The application of this accounting update did not have any material impact on our Consolidated Financial Statement.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies will be required to perform the two-step impairment test only if they conclude that the fair value of a reporting unit is more likely than not, less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted the accounting update and performed a qualitative evaluation for the annual goodwill impairment assessment conducted for fiscal year 2012.

In September 2011, the FASB issued an accounting update that requires additional qualitative and quantitative disclosures by employers that participate in multi-employer pension plans. The amendments are effective for annual periods for the fiscal years ending after December 15, 2011, with early adoption permitted. We adopted the new disclosure requirements in fiscal year 2012. The application of this accounting update did not have a material impact on our financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We manage cash flow exposures for our major countries using a combination of forward contracts. Principal currencies hedged are British Pound, Canadian Dollar, Chinese Renminbi, Costa Rican Colon, Hungarian Forint, Indian Rupee, Japanese Yen, Mexican Peso, Nicaraguan Cordoba, and Philippine Peso. These instruments are generally short-term in nature, with typical maturities of less than one year. We do not hold or issue derivative financial instruments for trading purposes.

The following table presents the hypothetical changes in fair values of our outstanding derivative instruments as of November 30, 2012 and 2011, arising from an instantaneous strengthening or weakening of the U.S. dollar by 5%, 10% and 15% (in thousands).

	Loss on Derivative Instruments Given a Weakening of U.S. dollar by X Percent			Gain (Loss) Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given a Strengthening of U.S. dollar by X Percent		
	15%	10%	5%		5%	10%	15%
Forward contracts at November 30, 2012	$ (17,487)	$ (10,526)	$ (4,296)	$ 1,313	$ 6,391	$ 11,009	$ 15,227
Forward contracts at November 30, 2011	$ (9,998)	$ (6,419)	$ (3,211)	$ (326)	$ 2,298	$ 4,683	$ 6,863

We do not apply hedge accounting to our forward contracts, our foreign exchange contracts are marked-to-market and any material gains and losses on our hedge contracts resulting from a hypothetical, instantaneous change in the strength of the U.S. dollar would be significantly offset by mark-to-market gains and losses on the corresponding assets and liabilities being hedged.

Interest Rate Risk

The interest obligations of certain debt obligations have floated relative to major interest rate benchmarks. While we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments in the past, we may do so in the future.

A 1.5% increase or decrease in rates as of November 30, 2012 would not result in any material change in the fair value of our obligations. The following tables present the hypothetical interest expense related to our outstanding borrowings with variable interest rates for the years ended November 30, 2012 and 2011, arising from hypothetical parallel shifts in the respective countries' yield curves, of plus or minus 5%, 10% and 15% (in thousands).

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ —	$ —	$ —	$ —	$ —	$ —	$ —
SYNNEX Canada	—	—	—	—	—	—	—
Infotec Japan	2,603	2,756	2,909	3,062	3,191	3,320	3,449
Total for the year ended November 30, 2012	$ 2,603	$ 2,756	$ 2,909	$ 3,062	$ 3,191	$ 3,320	$ 3,449

As of November 30, 2012, there were no borrowings outstanding with variable interest rates in the United States and Canada.

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ 4,026	$ 4,053	$ 4,080	$ 4,107	$ 4,133	$ 4,160	$ 4,187
SYNNEX Canada	1,338	1,396	1,454	1,512	1,570	1,628	1,686
Infotec Japan	2,766	2,929	3,091	3,254	3,417	3,579	3,742
Total for the year ended November 30, 2011	$ 8,130	$ 8,378	$ 8,625	$ 8,873	$ 9,120	$ 9,367	$ 9,615

Equity Price Risk

The equity price risk associated with our marketable equity securities as of November 30, 2012 and 2011 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of management and directors of us; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concludes that, as of November 30, 2012, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SYNNEX Corporation:

We have audited the accompanying consolidated balance sheet of SYNNEX Corporation and subsidiaries (the Company) as of November 30, 2012, and the related consolidated statement of operations, comprehensive income, stockholders' equity, and cash flows for the year ended November 30, 2012. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as listed in the accompanying index. We also have audited the Company's internal control over financial reporting as of November 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SYNNEX Corporation and subsidiaries as of November 30, 2012, and the results of their operations and their cash flows for the fiscal year ended November 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, SYNNEX Corporation maintained, in all material respects, effective internal control over financial reporting as of November 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Santa Clara, California

January 28, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SYNNEX Corporation:

In our opinion, the consolidated balance sheet as of November 30, 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of two years in the period ended November 30, 2011 present fairly, in all material respects, the financial position of SYNNEX Corporation and its subsidiaries at November 30, 2011, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended November 30, 2011 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Jose, California

January 27, 2012

SYNNEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(currency and share amounts in thousands, except for par value)

	November 30, 2012	November 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 163,699	$ 67,571
Short-term investments	15,933	16,017
Accounts receivable, net	1,401,087	1,293,027
Receivable from affiliates	285	1,344
Inventories	923,340	975,047
Current deferred tax assets	23,390	28,241
Other current assets	52,727	57,168
Total current assets	2,580,461	2,438,415
Property and equipment, net	122,923	125,157
Goodwill	189,088	185,312
Intangible assets, net	29,049	37,539
Deferred tax assets	619	590
Other assets	41,122	46,282
Total assets	$ 2,963,262	$ 2,833,295
LIABILITIES AND EQUITY		
Current liabilities:		
Borrowings under securitization, term loans and lines of credit	$ 52,698	$ 159,200
Convertible debt	141,436	—
Accounts payable	1,111,833	1,035,691
Accrued liabilities	181,270	172,226
Income taxes payable	7,470	5,136
Total current liabilities	1,494,707	1,372,253
Long-term borrowings	81,152	87,659
Convertible debt	—	136,163
Long-term liabilities	58,783	60,676
Deferred tax liabilities	9,265	8,086
Total liabilities	1,643,907	1,664,837
Commitments and contingencies (Note 20)		
SYNNEX Corporation stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 37,348 and 36,571 shares issued as of November 30, 2012 and 2011, respectively	37	37
Additional paid-in capital	324,292	310,316
Treasury stock, 720 and 407 shares as of November 30, 2012 and 2011, respectively	(21,611)	(11,524)
Accumulated other comprehensive income	35,405	30,026
Retained earnings	980,900	829,524
Total SYNNEX Corporation stockholders' equity	1,319,023	1,158,379
Noncontrolling interest	332	10,079
Total equity	1,319,355	1,168,458
Total liabilities and equity	$ 2,963,262	$ 2,833,295

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(currency and share amounts in thousands, except for per share amounts)

	Fiscal Years Ended November 30,		
	2012	2011	2010
Revenue	$ 10,285,507	$ 10,409,840	$ 8,614,141
Cost of revenue	(9,628,770)	(9,779,342)	(8,122,525)
Gross profit	656,737	630,498	491,616
Selling, general and administrative expenses	(401,725)	(374,270)	(292,466)
Income from continuing operations before non-operating items, income taxes and noncontrolling interest	255,012	256,228	199,150
Interest expense and finance charges, net	(22,930)	(25,505)	(17,114)
Other income (expense), net	4,471	(1,005)	1,550
Income from continuing operations before income taxes and noncontrolling interest	236,553	229,718	183,586
Provision for income taxes	(84,050)	(79,165)	(66,910)
Income from continuing operations before noncontrolling interest, net of tax	152,503	150,553	116,676
Income from discontinued operations, net of tax	—	—	75
Gain on sale of discontinued operations, net of tax	—	—	11,351
Net income	$ 152,503	$ 150,553	$ 128,102
Net income attributable to noncontrolling interest	(1,127)	(222)	(154)
Net income attributable to SYNNEX Corporation	$ 151,376	$ 150,331	$ 127,948
Amounts attributable to SYNNEX Corporation:			
Income from continuing operations, net of tax	$ 151,376	$ 150,331	$ 116,538
Discontinued operations:			
Income from discontinued operations, net of tax	—	—	59
Gain on sale of discontinued operations, net of tax	—	—	11,351
Net income attributable to SYNNEX Corporation	$ 151,376	$ 150,331	$ 127,948
Earnings per share attributable to SYNNEX Corporation:			
Basic:			
Income from continuing operations	$ 4.14	$ 4.20	$ 3.35
Discontinued operations	—	—	0.33
Net income per common share - basic	$ 4.14	$ 4.20	$ 3.68
Diluted:			
Income from continuing operations	$ 3.99	$ 4.08	$ 3.26
Discontinued operations	—	—	0.32
Net income per common share - diluted	$ 3.99	$ 4.08	$ 3.58
Weighted-average common shares outstanding - basic	36,584	35,830	34,737
Weighted-average common shares outstanding - diluted	37,908	36,833	35,757

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(currency in thousands)

	Fiscal Years Ended November 30,		
	2012	2011	2010
Net income	$ 152,503	$ 150,553	$ 128,102
Other comprehensive income:			
Unrealized gain on available-for-sale securities, net of tax	57	170	62
Change in unrecognized pension and post-retirement benefit costs, net of tax	69	(214)	—
Foreign currency translation adjustment, net of tax	4,628	2,707	4,732
Total other comprehensive income	4,754	2,663	4,794
Comprehensive income:	157,257	153,216	132,896
Comprehensive income attributable to noncontrolling interest	(518)	(894)	(154)
Comprehensive income attributable to SYNNEX Corporation	$ 156,739	$ 152,322	$ 132,742

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(currency and share amounts in thousands)

	SYNNEX Corporation Stockholders								
	Common stock		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total equity
	Shares	Amount		Shares	Amount				
Balances, November 30, 2009	33,720	$ 34	$ 253,023	118	$ (3,131)	$ 27,151	$ 551,245	$ 10,413	$ 838,735
Share-based compensation	—	—	8,725		—	—	—	—	8,725
Tax benefits from exercise of non-qualified stock options	—	—	12,226		—	—	—	—	12,226
Issuance of common stock on exercise of options, for employee stock purchase plan and vesting of restricted stock, net of shares withheld for employee taxes	2,040	2	17,858	72	(1,975)	—	—	—	15,885
Changes in tax reserve	—	—	1,189		—	—	—	—	1,189
Changes in equity from sale of subsidiaries	—	—	(2,509)		—	(3,910)	—	(10,566)	(16,985)
Changes in ownership of noncontrolling interests	—	—	—		—	—	—	156	156
Other comprehensive income	—	—	—		—	4,794	—	—	4,794
Net income	—	—	—		—	—	127,948	154	128,102
Balances, November 30, 2010	35,760	36	290,512	190	(5,106)	28,035	679,193	157	992,827
Share-based compensation	—	—	7,993		—	—	—	—	7,993
Tax benefits from exercise of non-qualified stock options	—	—	4,406		—	—	—	—	4,406
Issuance of common stock on exercise of options, for employee stock purchase plan and vesting of restricted stock, net of shares withheld for employee taxes	811	1	7,405	155	(4,742)	—	—	—	2,664
Repurchase of Common Stock		—	—	62	(1,676)	—	—	—	(1,676)
Changes in ownership of noncontrolling interests	—	—	—		—	—	—	9,028	9,028
Other comprehensive income	—	—	—		—	1,991	—	672	2,663
Net income	—	—	—		—	—	150,331	222	150,553
Balances, November 30, 2011	36,571	37	310,316	407	(11,524)	30,026	829,524	10,079	1,168,458
Share-based compensation	—	—	8,438		—	—	—	7	8,445
Tax benefits from exercise of non-qualified stock options	—	—	3,623		—	—	—	—	3,623
Issuance of common stock on exercise of options, for employee stock purchase plan and vesting of restricted stock, net of shares withheld for employee taxes	777	—	9,539	69	(2,305)	—	—	96	7,330
Repurchase of Common Stock		—	—	244	(7,782)	—	—	—	(7,782)
Changes in ownership of noncontrolling interests	—	—	(7,624)		—	16	—	(10,368)	(17,976)
Other comprehensive income	—	—	—		—	5,363	—	(609)	4,754
Net income	—	—	—		—	—	151,376	1,127	152,503
Balances, November 30, 2012	37,348	$ 37	$ 324,292	720	$ (21,611)	$ 35,405	$ 980,900	$ 332	$ 1,319,355

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(currency in thousands)

	Fiscal Years Ended November 30,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 152,503	$ 150,553	$ 128,102
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	16,341	17,089	11,189
Amortization of intangible assets	8,289	7,584	5,096
Accretion of convertible notes discount	5,273	4,874	4,504
Share-based compensation	8,445	7,993	8,725
(Benefit from) provision for doubtful accounts	(1,685)	8,505	6,431
Tax benefits from employee stock plans	3,623	4,406	12,226
Excess tax benefit from share-based compensation	(3,143)	(4,389)	(9,798)
(Gain) loss on investments	(2,898)	1,334	(104)
(Gain) loss on disposal of assets and businesses	(1,290)	159	(12,905)
Changes in assets and liabilities, net of acquisition of businesses:			
Accounts receivable	(112,965)	29,479	(186,358)
Receivables from affiliates, net	1,058	1,337	(11,393)
Inventories	49,492	28,240	(240,056)
Other assets	3,592	(4,009)	1,278
Accounts payable	106,938	(49,988)	220,182
Accrued liabilities	(736)	3,009	12,459
Deferred liabilities	9,956	12,977	(15,479)
Net cash provided by (used in) operating activities	242,793	219,153	(65,901)
Cash flows from investing activities:			
Purchase of trading investments	(4,047)	(1,545)	(5,914)
Proceeds from sale of trading investments	6,287	3,161	9,166
Proceeds from maturity of (investment in) held-to-maturity term deposits, net	(268)	(6,784)	9,730
Acquisition of businesses, net of cash acquired	(1,592)	(60,355)	(47,376)
Purchase of property and equipment	(14,481)	(40,153)	(12,653)
Proceeds from sale of businesses	—	1,033	37,802
Loans and deposits to third parties, net	(1,091)	(2,914)	(4,856)
Proceeds from sale of (investment in) equity-method investee	3,480	(4,782)	—
Changes in restricted cash	2,152	(14,049)	15,168
Net cash provided by (used in) investing activities	(9,560)	(126,388)	1,067
Cash flows from financing activities:			
Proceeds from securitization and revolving line of credit	1,430,395	4,224,598	3,990,574
Payment of securitization and revolving line of credit	(1,533,925)	(4,330,321)	(3,897,547)
Proceeds from long-term credit facility and term loans	—	87,309	—
Payment of long-term bank loans, capital leases and other borrowings	(2,949)	(121,423)	(596)
Excess tax benefit from share-based compensation	3,143	4,389	9,798
Book overdraft	(26,504)	13,606	(24,367)
Proceeds from issuance of common stock	7,234	2,664	15,885
Payment of acquisition related contingent consideration	(1,054)	—	—
Payment for purchase of shares of subsidiary	(6,050)	—	—
Cash paid for purchase of treasury stock	(7,782)	(1,676)	—
Capital contribution by noncontrolling interest	—	6,411	99
Net cash provided by (used in) financing activities	(137,492)	(114,443)	93,846
Effect of exchange rate changes on cash and cash equivalents	387	1,211	(380)
Net increase (decrease) in cash and cash equivalents	96,128	(20,467)	28,632
Cash and cash equivalents at beginning of year	67,571	88,038	59,406
Cash and cash equivalents at end of year	$ 163,699	$ 67,571	$ 88,038
Supplemental disclosures of cash flow information:			
Interest paid	$ 14,657	$ 15,757	$ 13,528
Income taxes paid	$ 70,936	$ 66,358	$ 56,217

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(currency and share amounts in thousands, except per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Corporation (together with its subsidiaries, herein referred to as "SYNNEX" or the "Company") is a business process services company offering a comprehensive range of services to resellers, retailers, and original equipment manufacturers ("OEMs") worldwide. SYNNEX's business process services include distribution and business process outsourcing ("BPO") services. SYNNEX is headquartered in Fremont, California and has operations in North America, Central America, Asia and Europe.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Principles of consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiaries in which no substantive participating rights are held by minority stockholders. All intercompany accounts and transactions have been eliminated.

The Consolidated Financial Statements include 100% of the assets and liabilities of majority-owned subsidiaries and the ownership interest of minority investors is recorded as noncontrolling interest. Investments in 20% through 50% owned affiliated companies are accounted under the equity method where the Company exercises significant influence over operating and financial affairs of the investee and is not the primary beneficiary. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

Consolidation of variable interest entity

In fiscal year 2007, the Company acquired a majority interest in China Civilink (Cayman). China Civilink operated in China as HiChina Web Solutions ("HiChina"). HiChina provided internet and webhosting services. People's Republic of China ("PRC") law limits foreign ownership of companies that provided internet content and advertising services. To comply with these foreign ownership restrictions, the Company operated in China with PRC citizens through contractual arrangements. The Company had the ability to substantially influence the daily operations and financial affairs. As a result of these contractual arrangements, which enabled the Company to control HiChina and its affiliates, the Company regarded HiChina as a variable interest entity. On December 28, 2009 the Company sold its interest in HiChina to Alibaba.com Ltd. and its results are presented as a discontinued operation. In addition, the Company also consolidates entities where it has the ability to substantially influence the operations and financial affairs located in countries that limit foreign ownership as variable interest entities.

Segment reporting

Operating segments are based on components of the Company that engage in business activity that earns revenue and incurs expenses and (a) whose operating results are regularly reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resource allocation and performance and (b) for which discrete financial information is available. The Company focuses on providing a full range of distribution and Global Business Services ("GBS") offerings to its customers and operates in two segments.

The distribution services segment distributes information technology ("IT") systems, peripherals, system components, software, networking equipment, consumer electronics ("CE"), and complementary products to a variety of customers, including value-added resellers, system integrators and retailers, as well as provides assembly services to OEMs, including

(currency and share amounts in thousands, except per share amounts)

integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

The GBS segment provides a range of BPO services that include customer management, renewals management, back office processing, and information technology outsourcing on a global platform. The services are delivered via voice, chat, web, email and digital print.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured.

Restricted cash

Restricted cash balances relate to temporary restrictions caused by the timing of lockbox collections under the Company's borrowing arrangements, amounts held for outstanding letters of credit and future payments to contractors for the long-term projects at the Company's Mexico operation.

The following table summarizes the restricted cash balances as of November 30, 2012 and 2011 and the location where these amounts are recorded on the Consolidated Balance Sheets:

	As of November 30,	
	2012	2011
Related to borrowing arrangements and others:		
Other current assets	$ 23,247	$ 28,279
Related to long-term projects:		
Other assets	6,103	2,938
Total restricted cash	$ 29,350	$ 31,217

Investments

The Company classifies its investments in marketable securities as trading and available-for-sale. Marketable securities related to its deferred compensation plan are classified as trading and are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in "Other income (expense), net" in the Company's financial statements. All other securities are classified as available-for-sale and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in "Accumulated other comprehensive income," a component of stockholders' equity. Realized gains and losses on available-for-sale securities, which are calculated based on the specific identification method, and declines in value judged to be other-than-temporary, if any, are recorded in "Other income (expense), net" as incurred.

To determine whether a decline in value is other-than-temporary, the Company evaluates several factors, including the current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry and the Company's intent to carry the investment for a sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, the Company records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies.

The Company classifies its term deposits with financial institutions, with maturities from the date of purchase greater than three months and less than one year, as held-to-maturity investments. These term deposits are held until the maturity date and are not traded.

The Company has investments in equity instruments of privately-held companies and investments for which there are not readily determinable fair values. The investments that are included in "Short-term investments" are accounted for under the cost method of accounting. The long-term investments, which the Company has the ability and intent to hold for more than twelve months, are included in "Other assets" and are accounted for under the cost method of accounting. The Company monitors its cost-method investments for impairment by considering current factors, including the economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

Allowance for doubtful accounts

The allowance for doubtful accounts is an estimate to cover the losses resulting from the inability of customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from customers.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted-average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components used for assembly services. The Company adjusts the inventory carrying value for cost in excess of market value and product obsolescence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and Furniture	3-10 years
Software	3-7 years
Leasehold Improvements	2-15 years
Buildings	16-40 years

Goodwill and intangible assets

The values assigned to goodwill and intangible assets are based on estimates and judgment regarding expectations for the success and life cycle of products and technologies acquired in a business combination. Purchased intangible assets are amortized over the useful lives based on the estimate of the use of economic benefit of the asset or on the straight-line amortization method.

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. The Company also assesses potential impairment of its goodwill on an annual basis during its fourth quarter, regardless if there is evidence of impairment. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

For the purpose of its goodwill analysis, the Company has two reporting units, the distribution services reporting unit and the GBS reporting unit. The Company conducted its annual impairment analysis in the fourth quarter of fiscal year 2012 by assessing qualitative factors. The annual goodwill impairment analysis did not result in an impairment charge for fiscal years 2012, 2011 and 2010.

(currency and share amounts in thousands, except per share amounts)

Intangible assets primarily consist of vendor lists and customer lists. Intangible assets are amortized as follows:

Customer Lists	4-10 years
Vendor Lists	4-10 years
Other Intangible Assets	1-10 years

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and certain other assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Software costs

The Company develops software platforms for internal use and for resale. The Company capitalizes costs incurred to develop software for resale subsequent to the software product reaching technological feasibility. The capitalized costs are amortized over the economic life of the product using the greater of the straight-line amortization or using the ratio of current revenue to future expected revenue.

The Company capitalizes the costs incurred to develop software for internal use when new software is developed, the life of existing software is extended or significant enhancements are added to the features of existing software. The capitalized development costs mainly include payroll costs.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalent and accounts receivable. The Company's cash and cash equivalents are maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. Through November 30, 2012, the Company had not experienced any losses on such deposits.

Accounts receivable include amounts due from customers and vendors primarily in the technology industry. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer and vendor risks. Through November 30, 2012, such losses have been within management's expectations.

In both fiscal years 2012 and 2011, no customer accounted for 10% of the Company's total revenue. In fiscal year 2010, one customer accounted for 11% of the Company's total revenue. Products purchased from the Company's largest OEM supplier, Hewlett-Packard Company ("HP"), accounted for approximately 36%, 35% and 38% of the total revenue for fiscal years 2012, 2011 and 2010, respectively.

As of November 30, 2012, one customer accounted for 10% of the total consolidated accounts receivable balance. As of November 30, 2011, no customer exceeded 10% of the total consolidated accounts receivable balance.

Revenue recognition

The Company generally recognizes revenue on the sale of hardware and software products when they are shipped and on services when they are performed, if a purchase order exists, the sales price is fixed or determinable, collection of resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers. The Company recognizes revenue on certain service contracts, post-contract software support services, and extended warranty contracts, where it is not the primary obligor, on a net basis.

The Company provides services such as call center, renewals, maintenance and contract management services to its customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service offerings. Typically the contracts are time-based or transactions or volume based. Revenue is generally recognized over the term of the contract or when service has been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

The Company's operation in Mexico primarily focuses on projects with the Mexican government and other local agencies that are long-term in nature. Under the agreements, the Company sells computers and equipment to contractors that provide services to the Mexican government. The Company also sells computer equipment and services directly to the Mexican government. The payments are due on a monthly basis and contingent upon the satisfactory performance of certain services, fulfillment of certain obligations and meeting certain conditions. The Company recognizes revenue and cost of revenue on a straight-line basis over the term of the contract as the contingencies are satisfied and payments become due.

Shipping and handling costs

Costs related to shipping and handling are included in "Cost of revenue."

OEM supplier programs

Funds received from OEM suppliers for inventory volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue and the carrying value of inventories, as appropriate. Where there is a binding agreement, the Company tracks vendor promotional programs for volume discounts on a program-by-program basis and records them as a reduction of cost of revenue based on a systematic and rational allocation. The Company monitors the balances of vendor receivables on a quarterly basis and adjusts the balances due for differences between expected and actual sales volume. Vendor receivables are generally collected through reductions authorized by the vendor, to accounts payable. Funds received for specific marketing and infrastructure reimbursements, net of direct costs, are recorded as adjustments to "Selling, general and administrative expenses," and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company purchases licensed software products from OEM vendors, which it subsequently distributes to resellers. Royalties to OEM vendors are accrued and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company's OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for its customers, and (2) products that it builds to order from components purchased from other sources. To date neither warranty expense, nor the accrual for warranty costs has been material to the Company's Consolidated Financial Statements.

Advertising

Costs related to advertising and product promotion expenditures are charged to "Selling, general and administrative expenses" as incurred and are primarily offset by OEM marketing reimbursements. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

Foreign currency translations

The financial statements of the Company's foreign subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income." Gains and losses resulting from foreign currency transactions are included within "Other income (expense), net." Such amounts are not significant to any of the periods presented.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's foreign subsidiaries, unrealized gains and losses on the Company's available-for-sale securities and the changes in unrecognized pension and post retirement benefits.

Share-based compensation

Share-based compensation is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company uses the Black-Scholes valuation model to estimate fair value of share-based option awards, which requires various assumptions including estimating stock price volatility and expected life.

Pension and post-retirement benefits

Defined benefit pension costs are estimated using various actuarial assumptions including discount rates, expected return on plan assets, inflation, mortality rates and compensation increases. The assumptions used are reviewed on an annual basis. The Company records pension expense related to multi-employer defined benefit plans based on the amount of contributions that are contractually owed during the period.

Net income per common share

Net income per common share-basic is computed by dividing the net income attributable to SYNNEX Corporation for the period by the basic weighted-average number of outstanding common shares.

Net income per common share-diluted is computed by adding the dilutive effect of in-the-money employee stock options, restricted stock awards, restricted stock units and similar equity instruments granted by the Company to the basic weighted-average number of outstanding common shares. The Company uses the treasury stock method, under which, the amount the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized and the amount of tax benefits that would be recorded in "Additional paid-in capital" when the award becomes deductible are assumed to be used to repurchase shares.

With respect to the Company's convertible debt, the Company intends to settle its conversion spread (i.e., the intrinsic value of convertible debt based on the conversion price and current market price) in shares. The Company accounts for its conversion spread using the treasury stock method. It is the Company's intent to cash-settle the principal amount of the convertible debt; accordingly, the principal amount has been excluded from the determination of diluted earnings per share.

The calculation of net income per common share attributable to SYNNEX Corporation is presented in Note 13.

Treasury Stock

Repurchases of shares of common stock are accounted for at cost, which includes brokerage fees, and are included as a component of stockholders' equity in the Consolidated Balance Sheets.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to current period presentation.

Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued an accounting update that amends the presentation of "Comprehensive income" in the financial statements. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The accounting update will be

(currency and share amounts in thousands, except per share amounts)

applicable to the Company beginning in the first quarter of fiscal year 2013 and the Company will update its presentation of "Comprehensive income" to comply with the updated disclosure requirements in fiscal year 2013.

During fiscal year 2012, the following accounting standards were adopted:

In May 2011, the FASB issued an accounting update that amends existing guidance regarding fair value measurements and disclosure requirements. The amendments are effective during interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. The accounting update was applicable to the Company beginning in the second quarter of fiscal year 2012. The application of this accounting update did not have any material impact on the Company's Consolidated Financial Statement.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies will be required to perform the two-step impairment test only if they conclude that the fair value of a reporting unit is more likely than not, less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted the accounting update and performed a qualitative evaluation for the annual goodwill impairment assessment conducted for fiscal year 2012.

In September 2011, the FASB issued an accounting update that requires additional qualitative and quantitative disclosures by employers that participate in multi-employer pension plans. The amendments are effective for annual periods for the fiscal years ending after December 15, 2011, with early adoption permitted. The Company adopted the new disclosure requirements in fiscal year 2012. The application of this accounting update did not have a material impact on the Company's financial statements.

NOTE 3—ACQUISITIONS AND DIVESTITURES:

On December 1, 2010, the Company acquired 70.0% of the capital stock of Marubeni Infotec Corporation, a subsidiary of Marubeni Corporation. SB Pacific Corporation Limited, ("SB Pacific"), the Company's equity-method investee at that time, acquired the remaining 30.0% noncontrolling interest. At the time of the acquisition, the Company's total direct and indirect ownership of Marubeni Infotec Corporation was 80.0%. Marubeni Infotec Corporation, now known as SYNNEX Infotec Corporation ("Infotec Japan") is a distributor of IT equipment, electronic components and software in Japan. This acquisition was in the distribution services segment and enabled the Company's expansion into Japan. The aggregate consideration for the transaction initially was JPY700,000, or approximately $8,392, of which the Company's direct share was $5,888. In the first quarter of fiscal year 2012, the Company reached an agreement with the sellers to reduce the purchase price by JPY125,233. The purchase price as adjusted was JPY574,767 or approximately $6,891.

(currency and share amounts in thousands, except per share amounts)

The purchase price allocation based on the fair value of the assets acquired and liabilities assumed is as follows:

		Fair Value
Final purchase consideration:		
Cash payment	$	4,824
Contribution from noncontrolling interest		2,067
	$	6,891
Allocation:		
Cash	$	1,371
Accounts receivable		186,909
Inventories		84,553
Other current assets		2,119
Property, plant and equipment		5,521
Goodwill		16,952
Intangible assets[1]		9,103
Other long-term assets		4,398
Short-term borrowings		(103,646)
Accounts payable		(161,228)
Accrued liabilities		(15,151)
Long-term borrowings		(2,088)
Other long-term liabilities		(21,922)
	$	6,891

[1] Intangibles will be amortized over a period of 3-10 years.

Subsequent to the acquisition, in fiscal year 2011, SB Pacific and the Company invested $6,420 and $14,980, respectively, in additional capitalization of Infotec Japan.

In fiscal year 2012, the Company purchased the shares of Infotec Japan held by SB Pacific for $17,450, increasing its ownership interest in Infotec Japan to 99.8%.

The following unaudited pro forma financial information combines the Consolidated Results of Operations as if the acquisition of Infotec Japan had occurred on December 1, 2009. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and depreciation expense.

	Fiscal Years Ended November 30,	
	2011	2010
Revenue	$ 10,409,840	$ 9,768,305
Net income attributable to SYNNEX Corporation	$ 150,331	$ 117,486
Net income from continuing operations per share - basic	$ 4.20	$ 3.38
Net income from continuing operations per share - diluted	$ 4.08	$ 3.29

During the fiscal year 2011, the Company acquired certain businesses of e4e Inc ("e4e"), 100% of the stock of the global email company limited ("gem"), and certain assets of VisionMAX Solutions Inc ("VisionMAX"), for an aggregate purchase price of $43,349. The acquisitions were integrated into the Company's GBS segment and brought additional BPO scale, complemented the Company's service offerings in social media and cloud computing and expanded its customer base and geographic presence. The net tangible assets acquired were $10,155 and the Company recorded $33,194 in goodwill and intangibles on finalization of purchase price allocation.

In fiscal year 2012, the Company acquired a business in the GBS segment for a purchase price of $6,200 with $1,200 payable upon the completion of certain post-closing procedures and $1,300 contingent consideration payable upon the

(currency and share amounts in thousands, except per share amounts)

achievement of certain target earnings. The Company recorded goodwill of $6,027 in relation to the above acquisition. The determination of the fair value of the net assets acquired is preliminary subject to the finalization of more detailed analysis.

With the exception of Infotec Japan, the above acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and were not subject to the disclosure requirements of accounting guidance for business combinations utilizing the purchase method of accounting.

NOTE 4—STOCKHOLDERS' EQUITY:

Amended and Restated 2003 Stock Incentive Plan

The Company's 2003 Stock Incentive Plan was adopted by its Board of Directors and approved by its stockholders in 2003 and amended and approved by its stockholders again in 2008. The plan provides for the direct award or sale of shares of common stock, restricted stock awards and restricted stock units, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants.

The 2003 Stock Incentive Plan is administered by the Company's Compensation Committee. The Compensation Committee determines which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The Compensation Committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The Board of Directors may amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than September 1, 2013. The number of shares granted, issued, retainable or vested under an award may be subject to the attachment of individual, divisional or Company-wide performance goals.

The number of authorized shares under the 2003 Stock Incentive Plan will not exceed 14,120 shares of common stock. No participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights, restricted shares or restricted stock units for more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service.

Under the 2003 Stock Incentive Plan

Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock. Qualified employees and non-employee directors, advisors and consultants are eligible for the grant of nonstatutory stock options, stock appreciation rights, restricted stock grants and restricted stock units. The outstanding stock options and restricted stock awards granted to qualified employees generally vest over a five-year period and the stock options have a contractual term of ten years.

Prior to January 4, 2007, qualified non-employee directors who first joined the Board of Directors after the plan was effective received an initial option grant of 25 shares, and all non-employee directors were eligible for annual option grants of 5 shares for each year they continued to serve. The exercise price of these option grants was equal to 100% of the fair market value of those shares on the date of the grant.

Amended and Restated 2003 Stock Incentive Plan, on and after January 4, 2007

After January 4, 2007, qualified non-employee directors who first joined the Board of Directors after the plan was effective received an initial option grant of 10 shares and 2 shares of restricted stock. All non-employee directors were eligible for annual grants of 2 shares of restricted stock for each year they continued to serve. The exercise price of these option grants was equal to 100% of the fair market value of those shares on the date of the grant. In addition, one third of the restricted stock grants vested on each anniversary date of the grant over a period of three years. One third of the stock options vested on the first anniversary date of the grant and the remaining vested monthly over a two-year period starting one month after the first anniversary of the date of grant. The annual grants of restricted stock vested in full upon the director's retirement with the consent of the Board of Directors.

Amended and Restated 2003 Stock Incentive Plan, after November 21, 2008

After November 21, 2008, the vesting schedule for qualified non-employee directors' annual grants of 2 shares of restricted stock was amended for newly issued grants. One quarter of the restricted shares shall vest on the last day of each fiscal quarter thereafter following the date of the grant over a period of one year.

(currency and share amounts in thousands, except per share amounts)

Amended and Restated 2003 Stock Incentive Plan, after January 4, 2011

After January 4, 2011, the 2003 Stock Incentive Plan was amended and restated to state that every outside director who first joins the Board of Directors will receive an option to purchase 10 shares and restricted shares equal to $90 based on the fair value of the shares on the date of grant. Each outside director will also qualify to receive an annual grant of restricted shares equal to $90 based on the fair value of the shares on the date of grant.

The Compensation Committee determines the exercise price of options and the purchase price of restricted stock grants; however, the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant.

2003 Employee Stock Purchase Plan

The Company's 2003 Employee Stock Purchase Plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions. The ESPP was approved by the Board of Directors and the Company's stockholders in 2003 and certain amendments were approved by the Board of Directors in March 2005 and September 2008. In addition, in 2009, an amendment to the ESPP was approved by the Board of Directors and the Company's stockholders to increase the number of shares available for issuance by 250 shares, from 500 shares to 750 shares. As such, a total of 750 shares of common stock have been reserved for issuance under the ESPP. The participant purchase price discount is 5%. In a calendar year, there are four offering periods of three months each. The maximum number of shares a participant may purchase is 1.25 during a single accumulation period subject to a maximum purchase limit of $10 per calendar year. Employees at associate vice president level and above are not eligible to participate in the plan.

The weighted-average fair value of ESPP purchases, which was computed using the Black-Scholes valuation model, during fiscal years 2012 and 2011 was $2.23 and $1.88, respectively.

Share Repurchase Program

In June 2011, the Board of Directors authorized a three-year $65,000 share repurchase program. In the fourth quarter of fiscal year 2011, the Company purchased 62 shares at a weighted-average price of $26.89 per share. In the fourth quarter of fiscal year 2012, the Company purchased 244 shares at a weighted average price of $31.84 per share.

The share purchases were made on the open market and the shares repurchased by the Company are held in treasury for general corporate purposes.

NOTE 5—SHARE-BASED COMPENSATION:

The Company recognizes share-based compensation expense for all share-based awards made to employees and directors, including employee stock options, restricted stock awards, restricted stock units and employee stock purchases, based on estimated fair values.

The Company recorded share-based compensation expense in "Selling, general and administrative expenses" for fiscal years 2012, 2011 and 2010 as follows:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Total share-based compensation	$ 8,445	$ 7,993	$ 8,725
Tax effect on share-based compensation	(3,001)	(2,755)	(3,180)
Net effect on net income	$ 5,444	$ 5,238	$ 5,545

In fiscal year 2010, the Company recorded $1,005 for the one-time recognition of costs for the modification and accelerated vesting of stock options and restricted awards, primarily on the retirement of the Company's founder and former Chairman, Robert Huang.

(currency and share amounts in thousands, except per share amounts)

Valuation Assumptions

The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's financial statements.

The Company uses the Black-Scholes valuation model to estimate fair value of stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility assumption was determined using historical volatility of the Company's common stock.

The following assumptions were used in the Black-Scholes valuation model in fiscal years 2012, 2011 and 2010:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Stock option plan:			
Expected life (years)	5.8	5.9	5.6
Risk free interest rate	0.70%	1.11%	1.26%
Expected volatility	39.75%	41.14%	41.97%
Dividend yield	0.00%	0.00%	0.00%
Employee stock purchase plan:			
Expected life (years)	0.3	0.3	0.3
Risk free interest rate	0.09%	0.02%	0.16%
Expected volatility	26.51%	33.15%	32.43%
Dividend yield	0.00%	0.00%	0.00%

A summary of the activities under the Company's stock option plan is set forth below:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price Per Share
Balances, November 30, 2011	1,522	1,707	$19.52
Restricted stock awards granted	(209)	—	—
Restricted stock units granted	(88)	—	—
Restricted stock cancelled/forfeited	27	—	—
Options granted	(128)	128	$33.29
Options exercised	—	(488)	$16.71
Options cancelled/forfeited/expired	4	(4)	$10.51
Balances, November 30, 2012	1,128	1,343	$21.89

Employee Stock Options

The weighted-average grant-date fair values of the stock options granted during fiscal years 2012, 2011 and 2010 were $12.75, $10.68, and $12.02, respectively. As of November 30, 2012, 1,343 options were outstanding and expected to vest with a weighted average life of 5.04 years, a weighted average exercise price of $21.89 per option and an aggregate pre-tax intrinsic value of $15,052. As of November 30, 2012, 1,007 options were vested and exercisable with a weighted average life of 3.86 years, a weighted average exercise price of $19.35 per share and aggregate pre-tax intrinsic value of $13,764.

The cash received from the exercise of options and the intrinsic values of options exercised during fiscal years 2012, 2011 and 2010 were as follows:

(currency and share amounts in thousands, except per share amounts)

	Fiscal Years Ended November 30,		
	2012	2011	2010
Intrinsic value of options exercised	$ 9,653	$ 9,375	$ 32,504
Cash received from exercise of options	8,165	6,290	16,980

The Company settles employee stock option exercises with newly issued common shares.

As of November 30, 2012, the unamortized share-based compensation expense related to unvested stock options under the Amended and Restated 2003 Stock Incentive Plan was $3,717 which will be recognized over an estimated weighted-average amortization period of 3.47 years.

Restricted Stock Awards and Restricted Stock Units

A summary of the changes in the Company's nonvested restricted stock awards and stock units during the fiscal year 2012 is presented below:

	Number of shares	Weighted-average, grant-date fair value per share
Nonvested as of November 30, 2011	779	$23.13
Awards Granted	209	$33.39
Units granted	88	$42.60
Awards vested	(238)	$25.84
Awards cancelled/forfeited	(27)	$27.70
Nonvested as of November 30, 2012	811	$30.54

As of November 30, 2012, there was $18,195 of total unamortized share-based compensation expense related to nonvested restricted stock awards and stock units granted under the Amended and Restated 2003 Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 3.39 years.

NOTE 6—BALANCE SHEET COMPONENTS:

	As of November 30,	
	2012	2011
Short-term investments		
Trading securities	$ 5,709	$ 5,808
Available-for-sale securities	44	37
Held-to-maturity securities	8,297	7,843
Cost method investments	1,883	2,329
	$ 15,933	$ 16,017
Accounts receivable, net		
Accounts receivable	$ 1,461,796	$ 1,351,305
Less: Allowance for doubtful accounts	(18,229)	(22,803)
Less: Allowance for sales returns	(42,480)	(35,475)
	$ 1,401,087	$ 1,293,027

The Company combined "Receivable from vendors, net" of $150,085 with "Accounts Receivable, net" as of November 30, 2011 to conform to the current year presentation.

(currency and share amounts in thousands, except per share amounts)

Allowance for doubtful trade receivables

Balance at November 30, 2009	$	29,599
Additions/(reductions)		7,536
Write-offs and deductions		(11,249)
Balance at November 30, 2010		25,886
Additions/(reductions)		8,736
Write-offs and deductions		(11,819)
Balance at November 30, 2011		22,803
Additions/(reductions)		(1,685)
Write-offs and deductions		(2,889)
Balance at November 30, 2012	$	18,229

	As of November 30,	
	2012	2011
Property and equipment, net		
Land	$ 18,699	$ 18,566
Equipment and computers	101,994	95,149
Furniture and fixtures	21,373	19,566
Buildings and leasehold improvements	101,848	97,261
Construction in progress	1,804	1,762
Total property and equipment, gross	245,718	232,304
Less: Accumulated depreciation	(122,795)	(107,147)
	$ 122,923	$ 125,157

Goodwill

	Fiscal Year Ended November 30, 2012			Fiscal Year Ended November 30, 2011		
	Distribution	GBS	Total	Distribution	GBS	Total
Balance at the beginning of the period	$ 107,498	$ 77,814	$ 185,312	$ 89,031	$ 50,549	$ 139,580
Additions from acquisitions, net of adjustments	(1,543)	5,036	3,493	16,645	27,463	44,108
Foreign exchange translation	(95)	378	283	1,822	(198)	1,624
Balance at the end of the period	$ 105,860	$ 83,228	$ 189,088	$ 107,498	$ 77,814	$ 185,312

The additions to "Goodwill" during fiscal year 2012, relate to the acquisition of a business in the GBS segment, offset by adjustments for the reduction of the purchase price of Infotec Japan in the distribution services segment, and the finalization of holdback payments in the GBS segment.

Intangible assets, net

	As of November 30, 2012			As of November 30, 2011		
	Gross Amounts	Accumulated Amortization	Net Amounts	Gross Amounts	Accumulated Amortization	Net Amounts
Vendor lists	$ 36,945	$ (28,684)	$ 8,261	$ 36,815	$ (27,104)	$ 9,711
Customer lists	50,406	(30,360)	20,046	51,088	(23,879)	27,209
Other intangible assets	4,962	(4,220)	742	4,446	(3,827)	619
	$ 92,313	$ (63,264)	$ 29,049	$ 92,349	$ (54,810)	$ 37,539

Amortization expense for fiscal years 2012, 2011 and 2010, was $8,289, $7,584 and $5,096 respectively. Estimated future amortization expense is as follows:

(currency and share amounts in thousands, except per share amounts)

Fiscal years ending November 30,		
2013	$	7,879
2014		6,250
2015		4,414
2016		3,605
2017		3,123
thereafter		3,778
	$	29,049

	As of November 30, 2012	2011
Accrued liabilities:		
Payroll related accruals	$ 49,895	$ 44,797
Deferred compensation liability	2,175	1,891
Sales tax/Value-added tax accrual	15,684	17,286
Vendor and other claims payable	17,868	21,404
Accrued customer rebate	18,584	15,958
Warranty accruals	1,155	1,286
Current deferred liabilities	9,779	9,847
Payable for repurchase of Infotec Japan shares	11,400	—
Other accrued liabilities	54,730	59,757
	$ 181,270	$ 172,226

Other accrued liabilities mainly include accrued expenses, customer credit balances, various third-party liabilities and current deferred tax liabilities.

NOTE 7—INVESTMENTS:

The carrying amount of the Company's investments is shown in the table below:

	As of November 30, 2012			As of November 30, 2011		
	Cost Basis	Unrealized (Losses)/ Gains	Carrying Value	Cost Basis	Unrealized (Losses)/ Gains	Carrying Value
Short-term investments:						
Trading	$ 5,636	$ 73	$ 5,709	$ 11,503	$ (5,695)	$ 5,808
Available-for-sale securities	—	44	44	—	37	37
Held-to-maturity investments	8,297	—	8,297	7,843	—	7,843
Cost method securities	1,883	—	1,883	2,329	—	2,329
	$ 15,816	$ 117	$ 15,933	$ 21,675	$ (5,658)	$ 16,017
Long-term investments in other assets:						
Available-for-sale securities	$ 1,095	$ 22	$ 1,117	$ 939	$ 168	$ 1,107
Cost-method investments	3,313	—	3,313	3,575	—	3,575

Short-term trading securities generally consist of equity securities relating to the Company's deferred compensation plan. Short-term and long-term available-for-sale securities primarily consist of investments in other companies' equity securities. Held-to-maturity investments primarily consist of term deposits with maturities from the date of purchase greater than three months and less than one year. These term deposits are held until the maturity date and are not traded. Cost-method securities primarily consist of investments in a hedge fund and a private equity fund under the Company's deferred compensation plan.

(currency and share amounts in thousands, except per share amounts)

Trading securities and available-for-sale securities are recorded at fair value in each reporting period and therefore the carrying value of these securities equals their fair value. For cost-method securities and investments, the Company records an impairment charge when the decline in fair value is determined to be other-than-temporary. The fair value of the cost-method investments is based on (i) the published fund values, (ii) a valuation model developed internally based on the published value of the securities held by the fund or (iii) an internal valuation of the investee.

The following table summarizes the total gains and losses recorded in "Other income, net" in the Consolidated Statement of Operations for changes in the fair value of the Company's trading investments during fiscal years 2012, 2011, and 2010:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Gain (loss) on trading investments	$ 2,602	$ (211)	$ 539

NOTE 8—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk, interest risk, equity risk and credit risk. The Company's transactions in some of its foreign operations are denominated in local currency. The Company's foreign locations enter into transactions, and own monetary assets and liabilities, that are denominated in currencies other than their functional currency. As part of its risk management strategy, the Company uses short-term forward contracts in most of the above mentioned currencies to minimize its balance sheet exposure to foreign currency risk. These derivatives are not designated as hedging instruments. The forward exchange contracts are recorded at fair value in each reporting period and any gains or losses, resulting from the changes in fair value, are recorded in earnings in the period of change. Generally, the Company does not use derivative instruments to cover interest risk, equity risk and credit risk. The Company's policy is not to allow the use of derivatives for trading or speculative purposes. The fair value of the Company's forward exchange contracts is also disclosed in Note 9.

The following table summarizes the fair value of the Company's foreign exchange forward contracts as of November 30, 2012 and 2011:

	As of November 30,	
	2012	2011
Other current assets	$ 1,292	$ 1
Accrued liabilities	—	324

The notional amounts of the foreign exchange forward contracts that were outstanding as of November 30, 2012 and 2011 were $128,518 and $79,468, respectively. The notional amounts represent the gross amounts of foreign currency that will be bought or sold at maturity. In relation to its forward contracts, the Company recorded in "Other income, net" gains of $10 in fiscal year 2012 and losses of $1,792, and $2,173 in fiscal years 2011 and 2010, respectively.

NOTE 9—FAIR VALUE MEASUREMENTS:

The Company's fair value measurements are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(currency and share amounts in thousands, except per share amounts)

The following table summarizes the valuation of the Company's short-term investments and financial instruments that are measured at fair value on a recurring basis:

	As of November 30, 2012				As of November 30, 2011			
		Fair value measurement category				Fair value measurement category		
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Cash equivalents	$ 95,074	$ 95,074	$ —	$ —	$ 25,638	$ 25,638	$ —	$ —
Trading securities	5,709	5,709	—	—	5,808	5,808	—	—
Available-for-sale securities in short-term investments	44	44	—	—	37	37	—	—
Available-for-sale securities in other assets	1,117	1,117	—	—	1,107	1,107	—	—
Forward foreign currency exchange contracts	1,292	—	1,292	—	1	—	1	—
Liabilities:								
Forward foreign currency exchange contracts	$ —	$ —	$ —	$ —	$ 324	$ —	$ 324	$ —
Acquisition-related contingent consideration	2,611	—	—	2,611	3,065	—	—	3,065

Cash equivalents consist primarily of highly liquid investments in money market funds and term deposits with maturity periods of three months or less. The carrying value of the cash equivalents approximates the fair value since they are near their maturity. The Company's investments in trading and available-for-sale securities consist of equity securities and are recorded at fair value based on quoted market prices. The fair values of forward exchange contracts are measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers.

The acquisition-related contingent consideration represents the future earn-out payments relating to acquisitions in the GBS segment. The fair values of the contingent consideration are based on the Company's probability assessment of the established profitability measures during the periods ranging from one year to three years from the date of the acquisitions. During fiscal year 2012, the fair value of the contingent consideration was remeasured and the resulting decrease of $702 was recorded as a benefit to "Selling, general and administrative expenses" in the Consolidated Statements of Operations. The changes over time in the fair value were due to updated estimates of the expected revenue and gross profit related to the achievement of established earn-out targets. During the fiscal year 2012, the contingent consideration was increased by $1,300 for the liabilities related to an acquisition in the GBS segment, and $1,052 was paid to the sellers for the achievement of prior earn-out targets.

The carrying value of held-to-maturity securities, accounts receivable, accounts payable and short-term debt, approximate fair value due to their short maturities and the interest rates which are variable in nature. The carrying value of the Company's term loans approximate their fair value since they bear interest rates that are similar to existing market rates. The convertible debt had a carrying value of $141,436 and $136,163, and a fair value of $167,735 and $165,386, respectively, as of November 30, 2012 and 2011. The fair value of convertible debt is based on the closing price of the convertible debt traded in a limited trading market and is categorized as level 2 in the fair value measurement category levels.

During the fiscal year 2012, there were no transfers between the fair value measurement category levels.

NOTE 10—ACCOUNTS RECEIVABLE ARRANGEMENTS:

The Company primarily finances its United States operations with an accounts receivable securitization program (the "U.S. Arrangement"). The Company can pledge up to a maximum of $400,000 in U.S. trade accounts receivable ("U.S. Receivables"). In October 2012, the Company amended the U.S. Arrangement (the "Amended and Restated U.S. Arrangement"). The maturity date of the Amended and Restated U.S. Arrangement was extended to October 18, 2015. The effective borrowing cost under the Amended and Restated U.S. Arrangement is a blend of the prevailing dealer commercial paper rates plus a program fee of 0.425% per annum based on the used portion of the commitment, and a facility fee of 0.425% per annum payable on the aggregate commitment of the lenders. Prior to the amendment, the effective borrowing cost was a

(currency and share amounts in thousands, except per share amounts)

blend of the prevailing dealer commercial paper rates, plus a program fee of 0.60% per annum based on the used portion of the commitment and a facility fee of 0.60% per annum payable on the aggregate commitment. As of November 30, 2012 there was no balance outstanding under the Amended and Restated U.S. Arrangement. As of November 30, 2011, there was $64,500 outstanding under the U.S. Arrangement.

Under the terms of the Amended and Restated U.S. Arrangement, the Company sells, on a revolving basis, its U.S. Receivables to a wholly-owned, bankruptcy-remote subsidiary. The borrowings are funded by pledging all of the rights, title and interest in and to the U.S. Receivables as security. Any borrowings under the Amended and Restated U.S. Arrangement are recorded as debt on the Company's Consolidated Balance Sheets. As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an increase in the Company's cost of borrowing or loss of the Company's financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on the Company's financial condition and results of operations.

The Company also has other financing agreements in North America with various financial institutions ("Flooring Companies") to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 to 30 days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. Please see Note 20—Commitments and Contingencies for further information.

The following table summarizes the net sales financed through the flooring agreements and the flooring fees incurred:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Net sales financed	$ 831,694	$ 745,657	$ 665,024
Flooring fees(1)	4,736	3,349	2,857

(1) Flooring fees are included within "Interest expense and finance charges, net."

As of November 30, 2012 and 2011, accounts receivable subject to flooring agreements were $55,963 and $63,031, respectively.

Infotec Japan has arrangements with various banks and financial institutions for the sale and financing of approved accounts receivable and notes receivable. The amount outstanding under these arrangements that was sold, but not collected as of November 30, 2012 and 2011 was $11,233 and $10,980, respectively.

(currency and share amounts in thousands, except per share amounts)

NOTE 11—BORROWINGS:

Borrowings consist of the following:

	As of November 30	
	2012	2011
Convertible debt	$ 141,436	$ 136,163
SYNNEX U.S. securitization	—	64,500
SYNNEX Canada revolving line of credit	—	27,285
SYNNEX Canada term loan	8,648	9,118
Infotec Japan credit facility	111,542	128,816
Other borrowings and capital leases	13,660	17,140
Total borrowings	275,286	383,022
Less: Current portion	(194,134)	(159,200)
Non-current portion	$ 81,152	$ 223,822

Convertible debt

In May 2008, the Company issued $143,750 of aggregate principal amount of its 4.0% Convertible Senior Notes due 2018 (the "Convertible Senior Notes") in a private placement. The carrying amount of the Convertible Senior Notes, net of the unamortized debt discount, was $141,436 and $136,163 as of November 30, 2012 and 2011, respectively. The Convertible Senior Notes are senior unsecured obligations of the Company and have a cash coupon interest rate of 4.0% per annum. The Company may redeem the Convertible Senior Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest (including any additional interest and any contingent interest) up to, but excluding, the redemption date. See Note 12—Convertible Debt. Also, the Convertible Senior Notes contain various features which under certain circumstances could allow the holders to convert the Convertible Senior Notes into shares before their ten-year maturity. Further, the date of settlement of the Convertible Senior Notes is uncertain due to various features including put and call elements which occur in May 2013. Because of the May 2013 put and call features, the Company has classified the Convertible Senior Notes as short term debt as of November 30, 2012 in the Consolidated Balance Sheets.

SYNNEX U.S. securitization

The Company can pledge up to a maximum of $400,000 in U.S. Receivables under its Amended and Restated U.S. Arrangement. See Note 10—Accounts Receivable Arrangements. The effective borrowing cost under the Amended and Restated U.S. Arrangement is a blend of the prevailing dealer commercial paper rates, plus a program fee on the used portion of the commitment and a facility fee payable on the aggregate commitment.

SYNNEX U.S. senior secured revolving line of credit

The Company has a senior secured revolving line of credit arrangement (the "Revolver") with a financial institution which provides a maximum commitment of $100,000. In October 2012, the Revolver was amended (the "Amended and Restated Revolver"), to extend the maturity date of the credit arrangement from November 2013 to October 2017. The Amended and Restated Revolver retains an accordion feature to increase the maximum commitment by an additional $50,000 to $150,000 at the Company's request, in the event the current lender consents to such increase or another lender participates in the Amended and Restated Revolver. Interest on borrowings under the Amended and Restated Revolver is based on a base rate or London Interbank Offered Rate ("LIBOR"), at the Company's option. The margin on the LIBOR is determined in accordance with its fixed charge coverage ratio and is currently 1.50%, compared to 2.25% prior to the amendment in October 2012. The Company's base rate is based on the financial institution's prime rate. The amendment in October 2012 reduced the unused line fee to 0.30% per annum from 0.50% per annum, and is payable if the outstanding principal amount of the Amended and Restated Revolver is less than half of the lenders' commitments. The Amended and Restated Revolver is secured by the Company's inventory and other assets. It would be an event of default under the Amended and Restated Revolver if a lender under the Amended and Restated U.S. Arrangement declines to extend the maturity date at any point within thirty days prior to the maturity date of the Amended and Restated U.S. Arrangement, unless the Company has a binding commitment in place to renew or replace the Amended and Restated U.S. Arrangement. There is no event of default if within the thirty day period prior

(currency and share amounts in thousands, except per share amounts)

to maturity of the Amended and Restated Revolver if: (a) borrowing availability exceeds 90% of the commitment amount and (b) the fixed charge coverage ratio, when measured at the end of the fiscal quarter on a trailing four quarter basis, is greater than or equal to 1.75 to 1.00. There were no borrowings outstanding under this credit arrangement as of both November 30, 2012 and 2011.

SYNNEX U.S. unsecured revolving line of credit

In February 2011, the Company entered into an arrangement with a financial institution to provide an unsecured revolving line of credit for general corporate purposes. The maximum commitment under the arrangement was $25,000. The arrangement included an unused line fee of 0.50% per annum. Interest on borrowings under the line of credit was determined by either a base rate or the LIBOR, at the Company's option. The arrangement was terminated in August 2012. There was no borrowing outstanding under this arrangement as of November 30, 2011.

SYNNEX Canada revolving line of credit

SYNNEX Canada Limited ("SYNNEX Canada") has a revolving line of credit arrangement with a financial institution for a maximum commitment of CAD125,000. In May 2012, SYNNEX Canada completed the renewal of this arrangement (the "Renewed Canadian Revolving Arrangement"). The Renewed Canadian Revolving Arrangement maximum commitment is CAD100,000 and includes an accordion feature to increase the maximum commitment by an additional CAD25,000 to CAD125,000, at SYNNEX Canada's request. The Renewed Canadian Revolving Arrangement also provides a sublimit of $5,000 for the issuance of standby letters of credit. As of November 30, 2012 and 2011, outstanding standby letters of credit totaled $3,447 and $3,368, respectively. SYNNEX Canada has granted a security interest in substantially all of its assets in favor of the lender under the Renewed Canadian Revolving Arrangement. In addition, the Company pledged its stock in SYNNEX Canada as collateral for the Renewed Canadian Revolving Arrangement. The Renewed Canadian Revolving Arrangement expires in May 2017. The interest rate applicable under the Renewed Canadian Revolving Arrangement is equal to (1) the Canadian base rate plus a margin of 0.75% for a Base Rate Loan in Canadian Dollars; whereas before the renewal, it was a minimum rate of 2.50% plus a margin of 1.25% for a Base Rate Loan in Canadian Dollars, (2) the US base rate plus a margin of 0.75% for a Base Rate Loan in U.S. Dollars; whereas before the renewal, it was a minimum rate of 3.25% plus a margin of 2.50% for a Base Rate Loan in U.S. Dollars, and (3) the Bankers' Acceptance rate ("BA") plus a margin of 2.00% for a BA Rate Loan; whereas before the renewal, it was a minimum rate of 1.00% plus a margin of 2.75% for a BA Rate Loan. The Canadian base rate means the greater of (a) the prime rate determined by a major Canadian financial institution and (b) the one month Canadian Dealer Offered Rate ("CDOR") rate (the average rate applicable to Canadian dollar bankers' acceptances for the applicable period) plus 1.50%. The US base rate means the greater of (a) a reference rate determined by a major Canadian financial institution for US dollar loans made to Canadian borrowers and (b) the US federal funds rate plus 0.50%. After the renewal, a fee of 0.25% per annum is payable with respect to the unused portion of the commitment; whereas before the renewal, this fee was 0.375% per annum.

SYNNEX Canada term loan

SYNNEX Canada has a term loan associated with the purchase of its logistics facility in Guelph, Canada. The interest rate for the unpaid principal amount is a fixed rate of 5.374% per annum. The final maturity date for repayment of the unpaid principal is April 1, 2017.

Infotec Japan credit facility

Infotec Japan had a credit agreement with a group of financial institutions for a maximum commitment of JPY10,000,000. The credit agreement was comprised of a JPY6,000,000 long-term loan and a JPY4,000,000 short-term revolving credit facility. In December 2012, Infotec Japan refinanced the credit facility to increase the short-term revolving credit facility to JPY8,000,000 and therefore the maximum commitment of the credit agreement increased to JPY14,000,000. The interest rate for the long-term and short-term loans is based on the Tokyo Interbank Offered Rate ("TIBOR") plus a margin of 2.25% per annum. After the refinancing, this margin was lowered to 1.90%. The refinanced credit facility expires in December 2015. The long-term loan can be repaid at any time prior to December 2015 without penalty. The Company had issued a guarantee of JPY7,000,000 under the original credit agreement. Following the refinancing, this guarantee was increased to cover all obligations of Infotec Japan to the lenders.

Other borrowings and capital leases

Infotec Japan has two term loans with financial institutions that consist of a short-term revolving credit facility of JPY1,000,000 and a term loan of JPY35,000. As of November 30, 2011, Infotec Japan had a short-term loan of JPY1,000,000,

(currency and share amounts in thousands, except per share amounts)

which was refinanced upon maturity for the same amount in fiscal year 2012, with a new lender. The new loan is a one-year revolving credit facility of JPY1,000,000, which expires in February 2013 and bears an interest rate that is based on TIBOR plus a margin of 1.75%. The term loan of JPY35,000, expired in December 2012 and bore a fixed interest rate of 1.50%. As of November 30, 2012 and 2011, the balances outstanding under these lines were $12,548 and $15,137, respectively.

In addition, as of November 30, 2012 and 2011, Infotec Japan had $142 and $536, respectively, outstanding under arrangements with various banks and financial institutions for the sale and financing of approved accounts receivable and notes receivable with recourse provisions to Infotec Japan.

As of November 30, 2012 and 2011, the Company had capital lease obligations of $970 and $1,467, respectively, primarily pertaining to Infotec Japan.

Future principal payments

Future principal payments under the above loans, Convertible Senior Notes and capital leases as of November 30, 2012 are as follows:

Fiscal Years Ending November 30,		
2013	$	196,448
2014		1,096
2015		946
2016		73,618
2017		899
Thereafter		4,593
	$	277,600

In the above table, the principal amount of $143,750 of the Convertible Senior Notes is included in the principal debt payments due in fiscal year ending 2013. As described in Note 12, the date of settlement of the Convertible Senior Notes is uncertain due to its various features. The Company has classified the Convertible Senior Notes as short-term debt due to the May 2013 put and call features.

Interest expense and finance charges

For fiscal years 2012, 2011 and 2010, the total interest expense and finance charges for the Company's borrowings were $27,617, $28,809 and $22,589, respectively, including non-cash interest expenses of $5,273, $4,874, and $4,504 respectively, for the convertible debt. The variable interest rates ranged between 0.67% and 4.24%, between 0.82% and 5.17% and between 0.90% and 4.25% in fiscal years 2012, 2011 and 2010, respectively.

Covenants compliance

In relation to the Amended and Restated U.S. Arrangement, the Amended and Restated Revolver, the Infotec Japan credit facility, and the Renewed Canadian Revolving Arrangement, the Company has a number of covenants and restrictions that, among other things, require the Company to comply with certain financial and other covenants. These covenants require the Company to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratios. They also limit the Company's ability to incur additional debt, make or forgive intercompany loans, pay dividends and make other types of distributions, make certain acquisitions, repurchase the Company's stock, create liens, cancel debt owed to the Company, enter into agreements with affiliates, modify the nature of the Company's business, enter into sale-leaseback transactions, make certain investments, enter into new real estate leases, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. The covenants also limit the Company's ability to pay cash upon conversion, redemption or repurchase of the Convertible Senior Notes subject to certain liquidity tests.

Guarantees

The Company has issued guarantees to certain vendors and lenders of its subsidiaries for trade credit lines and loans, to a certain customer's lenders and to certain acquirers of the Company's divestitures to ensure compliance with subsidiary sales agreements, totaling $264,162 and $238,723 as of November 30, 2012 and 2011, respectively. The Company is obligated under

(currency and share amounts in thousands, except per share amounts)

these guarantees to pay amounts due should its subsidiaries or customer not pay valid amounts owed to their vendors or lenders or not comply with subsidiary sales agreements.

NOTE 12—CONVERTIBLE DEBT:

	As of November 30,	
	2012	2011
Principal amount	$ 143,750	$ 143,750
Less: Unamortized debt discount	(2,314)	(7,587)
Net carrying amount	$ 141,436	$ 136,163

In May 2008, the Company issued $143,750 of aggregate principal amount of the Convertible Senior Notes in a private placement. The Convertible Senior Notes have a cash coupon interest rate of 4.0% per annum. Interest on the Convertible Senior Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year, and commenced on November 15, 2008. In addition, the Company will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Convertible Senior Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Convertible Senior Notes. During any interest period when contingent interest is payable, the contingent interest payable per Convertible Senior Note is equal to 0.55% of the average trading price of the Convertible Senior Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Convertible Senior Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Convertible Senior Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Convertible Senior Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of the Company's common stock for at least twenty trading days in the period of thirty consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Convertible Senior Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period (the "Measurement Period") in which the trading price per $1 principal amount of the Convertible Senior Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Convertible Senior Notes on each such day; (3) if the Company has called the particular Convertible Senior Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. These contingencies were not triggered as of November 30, 2012. In addition, holders may also convert their Convertible Senior Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Convertible Senior Notes, without regard to the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at the Company's election. The initial conversion rate for the Convertible Senior Notes is 33.9945 shares of common stock per $1 principal amount of Convertible Senior Notes, equivalent to an initial conversion price of $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest. The Company may enter into convertible hedge arrangements to hedge the in-the-money feature of the Convertible Senior Notes to counter the potential share dilution.

The Company may not redeem the Convertible Senior Notes prior to May 20, 2013. The Company may redeem the Convertible Senior Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest (including any additional interest and any contingent interest) up to, but excluding, the redemption date. As of November 30, 2012, the Convertible Senior Notes were classified as current debt on the Consolidated Balance Sheets. Also, the Convertible Senior Notes contain various features which under certain circumstances could allow the holders to convert the Convertible Senior Notes into shares before their ten-year maturity.

Holders may require the Company to repurchase all or a portion of their Convertible Senior Notes for cash on May 15, 2013 at a purchase price equal to 100% of the principal amount of the Convertible Senior Notes to be repurchased, plus any accrued and unpaid interest (including any additional interest and any contingent interest) up to, but excluding, the repurchase date. Accordingly, the Convertible Senior Notes have been classified as a current obligation as of November 30, 2012 on the

(currency and share amounts in thousands, except per share amounts)

Consolidated Balance Sheets. If the Company undergoes a fundamental change, holders may require it to purchase all or a portion of their Convertible Senior Notes for cash at a price equal to 100% of the principal amount of the Convertible Senior Notes to be purchased, plus any accrued and unpaid interest (including any additional interest and any contingent interest,) up to, but excluding, the fundamental change repurchase date.

The Convertible Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with other senior unsecured debt and rank senior to subordinated debt, if any. The Convertible Senior Notes effectively rank junior to any of the Company's secured indebtedness to the extent of the assets securing such indebtedness. The Convertible Senior Notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of the Company's subsidiaries. The net proceeds from the Convertible Senior Notes were used for general corporate purposes and to reduce outstanding balances under the U.S. Arrangement and the Revolver.

The Convertible Senior Notes are governed by an indenture, dated as of May 12, 2008, between U.S. Bank National Association, as trustee, and the Company, which contains customary events of default.

The Convertible Senior Notes as hybrid instruments are accounted for as convertible debt and are recorded at carrying value. The right of the holders of the Convertible Senior Notes to require the Company to repurchase the Convertible Senior Notes in the event of a fundamental change and the contingent interest feature would require separate measurement from the Convertible Senior Notes; however, the amount is insignificant. The additional shares issuable following certain corporate transactions do not require bifurcation and separate measurement from the Convertible Senior Notes.

In accordance with the provisions of the standards for accounting for convertible debt, the Company recognized both a liability and an equity component of the Convertible Senior Notes in a manner that reflects its non-convertible debt borrowing rate at the date of issuance of 8.0%. The value assigned to the debt component, which is the estimated fair value, as of the issuance date, of a similar note without the conversion feature, was determined to be $120,332. The difference between the Convertible Senior Note cash proceeds and this estimated fair value was estimated to be $23,418 and was retroactively recorded as a debt discount and is being amortized to "Interest expense and finance charges, net" over the five-year period to the first put date, utilizing the effective interest method.

As of November 30, 2012, the remaining amortization period is approximately five months assuming the redemption of the Convertible Senior Notes at the first purchase date of May 20, 2013. Based on a cash coupon interest rate of 4.0%, the Company recorded contractual interest expense of $6,495 during both fiscal years 2012 and 2011, and $6,497 during fiscal year 2010. Based on an effective rate of 8.0%, the Company recorded non-cash interest expense of $5,273, $4,874 and $4,504 during fiscal years 2012, 2011 and 2010, respectively. As of both November 30, 2012 and 2011, the carrying value of the equity component of the Convertible Senior Notes, net of allocated issuance costs, was $22,836.

The date of settlement of the Convertible Senior Notes is uncertain due to the various features of the Convertible Senior Notes including put and call elements. Because of the May 2013 put and call features, the Company has classified the Convertible Senior Notes as short term debt starting May 31, 2012 in the Consolidated Balance Sheets.

The Company currently intends to settle the Convertible Senior Notes using cash at some future date. The Company maintains within its Amended and Restated U.S. Arrangement and Amended and Restated Revolver ongoing features that allow the Company to utilize cash from these facilities to cash settle the Convertible Senior Notes.

(currency and share amounts in thousands, except per share amounts)

NOTE 13—NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the periods indicated:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Amounts attributable to SYNNEX Corporation:			
Income from continuing operations, net of tax	$ 151,376	$ 150,331	$ 116,538
Discontinued operations:			
Income from discontinued operations, net of tax	—	—	59
Gain on sale of discontinued operations, net of tax	—	—	11,351
Net income attributable to SYNNEX Corporation	$ 151,376	$ 150,331	$ 127,948
Weighted-average common shares - basic	36,584	35,830	34,737
Effect of dilutive securities:			
Stock options, restricted stock awards and restricted stock units	584	735	1,020
Conversion spread of convertible debt	740	268	—
Weighted-average common shares - diluted	37,908	36,833	35,757
Earnings per share attributable to SYNNEX Corporation:			
Basic:			
Income from continuing operations	$ 4.14	$ 4.20	$ 3.35
Discontinued operations	—	—	0.33
Earnings per common share - basic	$ 4.14	$ 4.20	$ 3.68
Diluted:			
Income from continuing operations	$ 3.99	$ 4.08	$ 3.26
Discontinued operations	—	—	0.32
Net income per common share - diluted	$ 3.99	$ 4.08	$ 3.58

Options to purchase 12, 47 and 53 shares of common stock as of November 30, 2012, 2011 and 2010, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

NOTE 14—SEGMENT INFORMATION:

Operating segments

Operating segments are based on components of the Company that engage in business activity that earn revenue and incur expenses and (a) whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resource allocation and performance and (b) for which discrete financial information is available.

The distribution services segment distributes IT systems, peripherals, system components, software, networking equipment, CE and complementary products and offers data center server and storage solutions. The distribution services segment also provides contract assembly services.

The GBS segment offers a range of BPO services to customers that include technical support, renewals management, lead management, direct sales, customer service, back office processing and information technology outsourcing ("ITO"). Many of these services are delivered and supported on the proprietary software platforms that the Company has developed to provide additional value to its customers.

(currency and share amounts in thousands, except per share amounts)

Summarized financial information related to the Company's reportable business segments for fiscal years 2012, 2011, and 2010 is shown below:

	Distribution	GBS	Inter-Segment Elimination	Consolidated
Fiscal Year Ended November 30, 2010:				
Revenue	$ 8,526,309	$ 112,380	$ (24,548)	$ 8,614,141
Income from continuing operations before non-operating items, income taxes and noncontrolling interest	187,478	11,672	—	199,150
Depreciation and amortization expense	10,846	5,439	—	16,285
Total assets	2,409,998	224,677	(134,814)	2,499,861
Fiscal Year Ended November 30, 2011:				
Revenue	$10,275,295	$ 163,376	$ (28,831)	$10,409,840
Income from continuing operations before non-operating items, income taxes and noncontrolling interest	237,322	18,906	—	256,228
Depreciation and amortization expense	16,120	8,553	—	24,673
Total assets	2,737,600	295,600	(199,905)	2,833,295
Fiscal Year Ended November 30, 2012:				
Revenue	$10,121,271	$ 197,391	$ (33,155)	$10,285,507
Income from continuing operations before non-operating items, income taxes and noncontrolling interest	241,817	13,483	(288)	255,012
Depreciation and amortization expense	14,160	10,470	—	24,630
Total assets	2,848,689	316,993	(202,420)	2,963,262

The inter-segment elimination relates to the inter-segment, back office support services provided by the GBS segment to the distribution services segment, elimination of inter-segment profit, inter-segment investments and inter-segment receivables.

Segment by geography

The Company primarily operates in North America. The United States and Canada are included in the "North America" operations. China, India, Japan and the Philippines are included in "Asia-Pacific" operations and Costa Rica, Hungary, Mexico, Nicaragua and the United Kingdom ("UK") are included in "Other" operations. The revenues attributable to countries are based on the geography of entities from where the products are distributed or services are provided.

Long-lived assets include "Property and equipment, net" and certain "Other assets." Shown below is summarized financial information related to the geographic areas in which the Company operated in fiscal years 2012, 2011, and 2010:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Revenue			
North America	$ 8,972,640	$ 9,029,574	$ 8,467,173
Asia-Pacific	1,237,238	1,283,609	67,124
Other	75,629	96,657	79,844
	$ 10,285,507	$ 10,409,840	$ 8,614,141

	As of November 30,	
	2012	2011
Long-lived assets		
North America	$ 108,500	$ 105,318
Asia-Pacific	29,359	34,974
Other	18,708	22,313
	$ 156,567	$ 162,605

(currency and share amounts in thousands, except per share amounts)

Revenue in the United States was approximately 74%, 73% and 83% of total revenue for fiscal years 2012, 2011 and 2010, respectively. Revenue in Canada was approximately 14% of total revenue for both fiscal years 2012 and 2011, and 15% for fiscal year 2010. Revenue in Japan was approximately 11% and 12% of the total revenue for fiscal year 2012 and 2011, respectively.

Long-lived assets in the United States were approximately 57% and 52% of total long-lived assets as of November 30, 2012 and 2011, respectively. Long-lived assets in Canada were approximately 12% of total long-lived assets as of both November 30, 2012 and 2011. Long-lived assets in Japan were approximately 7% and 12% of total long-lived assets as of November 30, 2012 and 2011, respectively.

NOTE 15—RELATED PARTY TRANSACTIONS:

The Company has a business relationship with MiTAC International Corporation ("MiTAC International"), a publicly-traded company in Taiwan that began in 1992 when it became its primary investor through its affiliates. As of November 30, 2012 and 2011, MiTAC International and its affiliates beneficially owned approximately 27% and 29%, respectively, of the Company's common stock. In addition, Matthew Miau, the Company's Chairman Emeritus of the Board of Directors, is the Chairman of MiTAC International and a director or officer of MiTAC International's affiliates. As a result, MiTAC International generally has significant influence over the Company and over the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of the Company. Among other things, this could have the effect of delaying, deterring or preventing a change of control over the Company.

Until July 31, 2010, the Company worked with MiTAC International on OEM outsourcing and jointly marketed MiTAC International's design and electronic manufacturing services and its contract assembly capabilities. This relationship enabled the Company to build relationships with MiTAC International's customers. On July 31, 2010, MiTAC International purchased certain assets related to the Company's contract assembly business, including inventory and customer contracts, primarily related to customers then being jointly serviced by MiTAC International and the Company. As part of this transaction, the Company provided MiTAC International certain transition services for the business for a monthly fee over a period of twelve months. The sales agreement also included earn-out and profit sharing provisions, which were based on operating performance metrics achieved over twelve to eighteen months from the closing date for the defined customers included in this transaction. During fiscal years 2012 and 2011, the Company recorded $3,667 and $6,691, respectively, for service fees earned and reimbursements for facilities and overhead costs and the achieved earn-out condition.

The Company purchased inventories, from MiTAC International and its affiliates totaling $3,224, $5,204 and $157,149 during fiscal years 2012, 2011 and 2010, respectively. The Company's sales to MiTAC International and its affiliates during fiscal years 2012, 2011 and 2010 totaled $2,651, $4,195 and $5,565, respectively. Most of the purchases and sales in fiscal year 2010 were pursuant to its Master Supply Agreement with MiTAC International and the Company's former contract assembly customer Sun Microsystems, which was acquired by Oracle Corporation in 2010.

The Company's business relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

During the period of time that the Company worked with MiTAC International, the Company negotiated manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and its contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, the Company believes that the significant terms under its arrangements with MiTAC International, including pricing, will not materially differ from the terms it could have negotiated with unaffiliated third parties, and it has adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by its Audit Committee, which is composed solely of independent directors. In addition, Matthew Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors.

(currency and share amounts in thousands, except per share amounts)

Beneficial ownership of the Company's common stock by MiTAC International

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 27% of the Company's common stock as of November 30, 2012. These shares are owned by the following entities:

	As of November 30, 2012
MiTAC International[1]	5,908
Synnex Technology International Corp.[2]	4,283
Total	10,191

(1) Shares are held via Silver Star Developments Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 591 shares (of which 381 shares are directly held and 210 shares are subject to exercisable options) held by Matthew Miau.

(2) Synnex Technology International Corp. ("Synnex Technology International") is a separate entity from the Company and is a publicly-traded corporation in Taiwan. Shares are held via Peer Development Ltd., a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a noncontrolling interest of 8.7% in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a noncontrolling interest of 13.7% in Synnex Technology International. Neither MiTAC International nor Mr. Miau is affiliated with any person(s), entity, or entities that hold a majority interest in MiTAC Incorporated.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of the Company. Neither MiTAC International nor Synnex Technology International is restricted from competing with the Company.

Others

On August 31, 2010, the Company acquired a 33.3% noncontrolling interest in SB Pacific, which was recorded as an equity-method investment. The Company was not the primary beneficiary in SB Pacific. The controlling shareholder of SB Pacific is Robert Huang, who is the Company's founder and former Chairman. The balance of the investment as of November 30, 2011 was $5,950. The Company regarded SB Pacific to be a variable interest entity.

During fiscal year 2012, the Company sold its ownership interest in SB Pacific back to SB Pacific. A gain of $1,342 was recognized in "Other income (expense), net" on this transaction representing the difference between the sale proceeds and the carrying value of the investment.

NOTE 16—PENSION AND EMPLOYEE BENEFITS PLANS:

The employees of Infotec Japan are covered by certain defined benefit pension plans, including a multi-employer pension plan. Full-time employees are eligible to participate in the plans on the first day of February following their date of hire and are not required to contribute to the plans.

The following table provides a reconciliation of the changes in the plan's single employer benefit obligations as of November 30, 2012 and 2011:

	Fiscal Year Ended November 30,	
	2012	2011
Benefit obligation at beginning of year	$ 8,438	$ —
Value at acquisition date	—	7,157
Service cost	616	570
Interest cost	155	148
Benefits paid	(357)	(154)
Actuarial gain or (loss)	(92)	124
Foreign exchange rate changes	(508)	593
Benefit obligation at end of year	$ 8,252	$ 8,438

(currency and share amounts in thousands, except per share amounts)

The change in the fair value of plan assets for fiscal year 2012 and 2011 was as follows:

	Fiscal Year Ended November 30,	
	2012	2011
Fair value at the beginning of year	$ 3,977	$ —
Value at acquisition date	—	3,110
Contribution paid by employer	752	748
Actual return on plan assets	41	5
Benefits paid	(357)	(154)
Foreign exchange rate changes	(251)	268
Fair value at the end of year	$ 4,162	$ 3,977

The Company's benefit obligation and the fair value of its pension assets are presented, on a net basis, as a component of "Long-term liabilities", on the Company's Consolidated Balance Sheets.

As of November 30, 2012 and 2011, the plan was underfunded by $4,090 and $4,461, respectively, and the accumulated pension benefit obligation was $6,377 and $6,424, respectively.

The benefits to be paid to participants over the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows:

Fiscal Years Ending November 30,	Benefits to be paid
2013	$ 135
2014	128
2015	139
2016	151
2017	171
2018 - 2021	$ 1,494

The contribution to be made by the Company toward the defined benefit plan in the fiscal year ending November 30, 2013 is expected to be $793.

The components of net periodic pension costs for the fiscal year 2012 and 2011were as follows:

	Fiscal Year Ended November 30,	
	2012	2011
Service cost	$ 616	$ 570
Interest cost	155	148
Expected return on plan assets	(63)	(89)
Net periodic pension costs	$ 708	$ 629

During fiscal year 2012 and 2011, changes in plan assets and benefit obligations were $(69) and $214, respectively, were recognized in "Accumulated other comprehensive income."

The Company used the following weighted-average assumptions to determine the net periodic pension benefit obligations during fiscal year 2012 and 2011:

	Fiscal Year Ended November 30,	
	2012	2011
Discount rate	1.7%	1.9%
Average increase in compensation levels	3.0%	3.0%

(currency and share amounts in thousands, except per share amounts)

The Company used the following weighted-average assumptions to determine the net periodic pension benefit costs during fiscal year 2012 and 2011:

	Fiscal Year Ended November 30,	
	2012	2011
Discount rate	1.9%	2.0%
Average increase in compensation levels	3.0%	3.0%
Expected return on plan assets	1.5%	2.5%

The discount rate is set on yields available on high-quality corporate bonds with maturities consistent with the duration of the benefit obligation as of the valuation date.

The plan assets were invested in life insurance company general accounts, pooled institutional investments comprising of listed stock, debt securities and other investments and cash equivalents. The life insurance company general accounts represent a financial instrument which guarantees the principal and a return based on a contractual interest rate. The expected return on plan assets, above, is based primarily on current guaranteed net returns offered by the life insurance company's general account. The fair value of these investments is based on the market approach using observable inputs other than quoted market prices. The pooled institutional investments comprise of comingled funds invested in debt, equity and other securities. The fair value of these funds is measured by allocating the fair value of the total assets in the investments in proportion to the Company's ownership percentage. Cash equivalents represent the amounts not yet transferred from the master custodian of the funds as of the measurement date.

The fair value of the assets as of November 30, 2012 and 2011 is presented in the table below using the fair value hierarchy discussed in Note 9 —Fair Value Measurements:

	November 30, 2012			November 30, 2011		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash equivalents	$ 34	$ —	$ —	$ 32	$ —	$ —
Equity and debt securities	—	186	—	—	165	—
Life insurance company general accounts	—	3,942	—	—	3,780	—

In addition to the single employer plan, employees for Infotec Japan are also covered by a multi-employer, defined benefit plan. Employees contribute to the plan. The Company's contributions to the plan during fiscal year 2012 and 2011 were $1,190 and $1,117, respectively.

The Company has defined benefit pension and retirement plans in other geographical locations. However these pension programs are not material to the Consolidated Financial Statements.

The Company has a 401(k) Plan (the "Plan") under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in the Plan on the first day of the month after their employment date. The Company may make discretionary contributions under the Plan. During fiscal years 2012, 2011 and 2010, the Company contributed $1,252, $1,145 and $852, respectively.

NOTE 17—DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers. The plan is designed to permit eligible officers and directors to accumulate additional income through a non-qualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant's account. On January 4, 2012, the Compensation Committee approved an amendment to the deferred compensation plan to prospectively limit designated investments as the measure of investment return to actively traded securities reported on recognized exchanges, bank deposits, and other investments with readily verifiable valuations. The

(currency and share amounts in thousands, except per share amounts)

participant's account is adjusted monthly to reflect earnings and losses on the participant's designated investments. The Company pays interest on the uninvested portion of deferred compensation.

The amount credited to the participant's account will be distributed as soon as practicable after the earlier of the participant's termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years. The distribution of account balances subject to Section 409A of the Tax Code upon termination of employment of an officer is subject to a six-month delay.

In the event the participant requests an early distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment. Such early distribution elections are available only with respect to vested account balances as of December 31, 2004.

As of November 30, 2012 and 2011, the deferred compensation liability balances were $13,870 and $13,872, respectively. Of the above deferred balances, $7,593 and $8,137 have been invested in equity securities, hedge funds and private equity funds. The Company has recorded a gain of $2,585, a loss of $1,101 and a gain of $176 for the fiscal years ended November 30, 2012, 2011 and 2010, respectively.

NOTE 18—INCOME TAXES:

The sources of income from continuing operations before the provision for income taxes and noncontrolling interest are as follows:

	Fiscal Years Ended November 30,		
	2012	2011	2010
United States	$ 188,800	$ 184,768	$ 142,972
Foreign	47,753	44,950	40,614
	$ 236,553	$ 229,718	$ 183,586

The provisions for income taxes consist of the following:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Current tax provision:			
Federal	$ 56,605	$ 49,937	$ 50,411
State	11,696	11,140	9,883
Foreign	9,615	9,543	8,217
	$ 77,916	$ 70,620	$ 68,511
Deferred tax provision (benefit):			
Federal	$ 5,940	$ 9,735	$ (2,237)
State	295	(1,186)	(329)
Foreign	(101)	(4)	965
	$ 6,134	$ 8,545	$ (1,601)
Total tax provision	$ 84,050	$ 79,165	$ 66,910

(currency and share amounts in thousands, except per share amounts)

The following presents the breakdown between current and non-current net deferred tax assets:

	As of November 30,	
	2012	2011
Deferred tax assets - current	$ 23,390	$ 28,241
Deferred tax assets - non-current	619	590
Deferred tax liabilities - current	(811)	(500)
Deferred tax liabilities - non-current	(9,265)	(8,086)
Total net deferred tax assets	$ 13,933	$ 20,245

Net deferred tax assets and liabilities consist of the following:

	As of November 30,	
	2012	2011
Assets:		
Inventory reserves	$ 4,315	$ 7,448
Allowance for doubtful accounts and sales return reserves	7,392	8,303
Other reserves and accruals	7,868	7,995
State tax credits	2,399	1,782
Deferred compensation	5,703	5,846
Net operating losses	17,963	15,902
Deferred revenue	513	—
Foreign tax credit	1,744	2,383
Share-based compensation expense	3,606	3,143
Unrealized losses on investments	554	1,348
Capital loss carryforward	300	410
Other	586	386
Gross deferred tax assets	52,943	54,946
Valuation allowance	(6,422)	(7,989)
Total deferred tax assets	$ 46,521	$ 46,957
Liabilities:		
Depreciation and amortization	$ (7,939)	$ (5,423)
Convertible debt interest	(14,495)	(12,737)
Deferred revenue	—	(117)
Intangible assets	(9,730)	(8,435)
Other	(424)	—
Total deferred tax liabilities	$ (32,588)	$ (26,712)
Net deferred tax assets	$ 13,933	$ 20,245

The valuation allowance relates primarily to foreign tax credits and certain foreign net operating loss carry forward. The Company's assessment is that it is not more likely than not that these deferred tax assets will be realized.

(currency and share amounts in thousands, except per share amounts)

A reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2012	2011	2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	3.0	2.6	3.5
Foreign taxes	(3.1)	(2.9)	(1.9)
Other	0.6	(0.2)	(0.2)
Effective income tax rate	35.5%	34.5%	36.4%

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested to fund international expansion. Accordingly, the Company has not provisioned U.S. taxes and foreign withholding taxes on non-U.S. subsidiaries for which the earnings are permanently reinvested. The Company estimates that its total undistributed earnings upon which it has not provided deferred tax is approximately $248,300 as of November 30, 2012. It is not currently practical to estimate the amount of income tax that might be payable if any earnings were to be distributed by individual foreign subsidiaries.

As of November 30, 2012, the Company had net operating loss carry forward of approximately $23,000 and $12,100 for federal and state purposes, respectively. The federal net operating loss carry forward will start expiring in fiscal year ending November 30, 2021 if not used and the state net operating loss carry forward will start expiring in fiscal year ending November 30, 2016 if not used. The Company also had $62,700 of foreign net operating loss carry forward, mostly from Infotec Japan that will also start expiring in fiscal year ending November 30, 2014 if not used. In addition, the Company has $4,100 of federal foreign tax credits and various state income tax credit carry forward that if not used, will begin expiring in fiscal year ending November 30, 2014.

The Company enjoys tax holidays in certain jurisdictions including China, Costa Rica and the Philippines. The tax holidays provide for lower rates of taxation and require various thresholds of investment and business activities in those jurisdictions. These tax holidays are in effect currently and scheduled to expire starting 2014 if not extended. The estimated range of tax benefits from the above tax holidays on diluted earnings per share for fiscal years 2012, 2011, and 2010 were approximately $0.02 to $0.03, $0.03 to $0.04 and $0.01 to $0.02 respectively.

The aggregate changes in the balances of gross unrecognized tax benefits, excluding accrued interest and penalties, during fiscal years 2012, 2011, and 2010 were as follows:

Balance as of November 30, 2009	$ 10,133
Additions based on tax positions related to the current year	2,713
Additions for tax positions of prior years	749
Reductions for tax positions of prior years	(185)
Settlements	(337)
Lapse of statute of limitations	(2,559)
Balance as of November 30, 2010	10,514
Additions based on tax positions related to the current year	2,113
Additions for tax positions of prior years	8,043
Reductions for tax positions of prior years	(397)
Lapse of statute of limitations	(1,273)
Balance as of November 30, 2011	19,000
Additions based on tax positions related to the current year	1,964
Additions for tax positions of prior years	621
Reductions for tax positions of prior years	(364)
Lapse of statute of limitations	(1,226)
Balance as of November 30, 2012	$ 19,995

(currency and share amounts in thousands, except per share amounts)

The Company conducts business globally and files income tax returns in various U.S. and foreign tax jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. In the United States, the Company is subject to examination and audits by tax authorities for tax years after fiscal year ended 2008. The Company is not aware of any tax audits in other jurisdictions. The Company is currently under examination by the IRS for its Federal income tax returns for fiscal years ended November 2009 and 2010. As of November 30, 2012, the IRS is still in the process of reviewing the Company's responses to Information Document Requests and has not proposed any adjustments. Although timing of the resolution of audits is highly uncertain, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2012 will materially change in the next twelve months.

As of November 30, 2012, the total uncertain tax position is $19,995, of which $19,057 of the unrecognized tax benefits, net of federal benefit would affect the effective tax rate if realized. The Company's policy is to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes. As of November 30, 2012 and 2011, the Company had accrued $1,730 and $1,303, respectively, in income taxes payable related to accrued interest.

NOTE 19—DISCONTINUED OPERATIONS:

On December 28, 2009, China Civilink (Cayman), which operated in China as HiChina Web Solutions, was sold to Alibaba.com Limited. HiChina provided domain name registration and web site hosting and design. HiChina was a subsidiary of SYNNEX Investment Holdings Corporation, a wholly-owned subsidiary of SYNNEX Corporation. Under the terms of the agreement, the Company received $65,395 for its estimated 79% controlling ownership in HiChina. During fiscal year 2010, the Company recorded total gain on the sale of $11,351, net of $1,154 income taxes. The Company, as the ultimate parent, guaranteed the obligations of SYNNEX Investment Holdings Corporation up to $35,035 in connection with the sale of HiChina. HiChina was a part of the Company's GBS segment. The Company has no significant continuing involvement in the operations of HiChina. In conjunction with the sale of HiChina, the Company recorded a contingent indemnification liability of $4,122.

The sale of HiChina qualified as a discontinued operation of the Company and accordingly, the Company has excluded results of HiChina's operations from its Consolidated Statements of Operations to present this business in discontinued operations.

The following table shows the results of operations of HiChina for fiscal year 2010 which are included in the earnings from discontinued operations:

	Fiscal Year Ended November 30, 2010*
Revenue	$ 2,959
Cost of revenue	(1,706)
Gross profit	1,253
Selling, general and administrative expenses	(1,199)
Income before non-operating items, income taxes and noncontrolling interest	54
Interest income, net	17
Other income, net	5
Income before income taxes and noncontrolling interest	76
Provision for income taxes	(1)
Income from discontinued operations	75
Income from discontinued operations attributable to noncontrolling interest	(16)
Income from discontinued operations attributable to SYNNEX Corporation	$ 59

* Includes the results of operations from December 1, 2009 to the disposition date of December 28, 2009.

(currency and share amounts in thousands, except per share amounts)

NOTE 20—COMMITMENTS AND CONTINGENCIES:

The Company leases certain of its facilities under operating lease agreements, which expire in various periods through 2021. Future minimum rental obligations under non-cancellable lease agreements as of November 30, 2012 were as follows:

Fiscal Years Ending November 30,		
2013	$	22,817
2014		18,050
2015		14,654
2016		9,009
2017		6,926
thereafter		9,862
Total minimum lease payments	$	81,318

Rent expense for the years ended November 30, 2012, 2011 and 2010 amounted to $22,906, $22,600 and $16,340, respectively.

The Company was contingently liable as of November 30, 2012 under agreements to repurchase repossessed inventory acquired by Flooring Companies as a result of default on floor plan financing arrangements by the Company's customers. These arrangements are described in Note 10—Accounts Receivable Arrangements. Losses, if any, would be the difference between the repossession cost and the resale value of the inventory. There have been no repurchases through November 30, 2012 under these agreements and the Company is not aware of any pending customer defaults or repossession obligations. From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money or other actions in connection with claims made against them. Also, the Company is involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company is not currently involved in any material proceedings.

In December 2009, the Company sold China Civilink (Cayman), which operated in China as HiChina, to Alibaba.com Limited. In conjunction with this sale, the Company has recorded a contingent indemnification liability of $4,122.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company's results of operations, financial position or cash flows.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended November 30, 2012. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the periods presented.

	Fiscal Year 2012 Three Months Ended				Fiscal Year 2011 Three Months Ended			
Statements of Operations Data: (currency and share amounts in thousands except per share amounts)	**Feb. 29, 2012**	**May 31, 2012**	**Aug. 31, 2012**	**Nov. 30, 2012**	**Feb. 28, 2011**	**May 31, 2011**	**Aug. 31, 2011**	**Nov. 30, 2011**
Revenue	$ 2,460,694	$ 2,482,799	$ 2,576,948	$ 2,765,066	$ 2,500,934	$ 2,495,802	$ 2,572,133	$ 2,840,971
Cost of revenue	(2,291,422)	(2,326,363)	(2,425,019)	(2,585,966)	(2,357,138)	(2,350,694)	(2,418,380)	(2,653,130)
Gross profit	169,272	156,436	151,929	179,100	143,796	145,108	153,753	187,841
Selling, general and administrative expenses	(105,284)	(97,115)	(94,878)	(104,448)	(92,943)	(90,948)	(87,235)	(103,144)
Income before non-operating items, income taxes and noncontrolling interest	63,988	59,321	57,051	74,652	50,853	54,160	66,518	84,697
Interest expense and finance charges, net	(6,035)	(5,519)	(5,809)	(5,567)	(6,169)	(6,269)	(6,472)	(6,595)
Other income (expense), net	2,099	(382)	890	1,864	965	180	(1,214)	(936)
Income before income taxes and noncontrolling interest	60,052	53,420	52,132	70,949	45,649	48,071	58,832	77,166
Provision for income taxes	(20,898)	(18,590)	(17,306)	(27,256)	(15,978)	(16,560)	(19,662)	(26,964)
Net income	39,154	34,830	34,826	43,693	29,671	31,511	39,170	50,202
Net (income) loss attributable to noncontrolling interest	(931)	(456)	313	(53)	50	(110)	(134)	(29)
Net income attributable to SYNNEX Corporation	$ 38,223	$ 34,374	$ 35,139	$ 43,640	$ 29,721	$ 31,401	$ 39,036	$ 50,173
Net income per share attributable to SYNNEX Corporation:								
Basic	$ 1.05	$ 0.94	$ 0.96	$ 1.19	$ 0.83	$ 0.88	$ 1.09	$ 1.39
Diluted	$ 1.02	$ 0.90	$ 0.93	$ 1.16	$ 0.80	$ 0.85	$ 1.07	$ 1.37
Weighted-average common shares outstanding - basic	36,303	36,607	36,700	36,726	35,600	35,693	35,882	36,142
Weighted-average common shares outstanding - diluted	37,632	38,348	37,917	37,733	36,963	37,098	36,594	36,675

Earnings per share ("EPS") for each quarter are computed using the weighted-average number of shares outstanding during that quarter, while EPS for the fiscal year is computed using the weighted-average of shares outstanding during the fiscal year. Thus, the sum of EPS for each of the four quarters may not equal the EPS for the fiscal year.

SYNNEX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Fiscal Years Ended November 30, 2012, 2011 and 2010
(in thousands)

	Balances at Beginning of Fiscal Year	Additions Charged to Revenue and COGS and Expense	Additions from Acquisitions	Reclassifications, Write-offs and Deductions	Balances at End of Fiscal Year
Fiscal Year Ended November 30, 2010					
Allowance for sales returns	$ 20,482	$ 11,861	$ —	$ 182	$ 32,525
Allowance for deferred tax assets	5,825	668	—	(2,631)	3,862
Fiscal Year Ended November 30, 2011					
Allowance for sales returns	$ 32,525	$ 10,410	$ —	$ (7,460)	$ 35,475
Allowance for deferred tax assets	3,862	485	3,642	—	7,989
Fiscal Year Ended November 30, 2012					
Allowance for sales returns	$ 35,475	$ 6,394	$ —	$ 611	$ 42,480
Allowance for deferred tax assets	7,989	(1,044)	—	(523)	6,422

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting on page 46 is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers of the Registrant and Corporate Governance*

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2013 Annual Meeting of Stockholders to be held on March 19, 2013 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained in the section called "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer, our principal financial officer, our controller and persons performing similar functions. This code of ethics, called a Code of Ethics and Business Conduct for Employees, Officers and Directors, is available free of charge on our public website (www.synnex.com) on the investor relations webpage. Future amendments or waivers relating to the code of ethics will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Directors' Compensation," "Executive Compensation," and "Election of Directors—Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of November 30, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by security holders	1,343,000	$ 21.89	1,216,852 (1)(2)

(1) Includes the number of shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan. The number of shares authorized for issuance under our Amended and Restated 2003 Stock Incentive Plan will not exceed the sum of (1) the number of shares subject to outstanding options granted under our 1997 Stock Option Plan/Stock Issuance Plan, our Special Executive Stock Option/Stock Issuance Plan and our 1993 Stock Option Plan outstanding, to the extent those options expire, terminate or are cancelled for any reason prior to being exercised, plus (2) 5,506,649 shares of common stock; provided, however, that the number of authorized shares under our Amended and Restated 2003 Stock Incentive Plan will not exceed 14,111,761 shares of common stock. Please see Note 4 - Stockholders' Equity of the Notes to the Consolidated Financial Statements for further information regarding the Amended and Restated 2003 Stock Incentive Plan.

(2) Includes 750,000 shares available-for-sale pursuant to our 2003 Employee Stock Purchase Plan. Shares of common stock will be purchased at a price equal to 95% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever is less. Please see Note 4 - Stockholders' Equity of the Notes to the Consolidated Financial Statements for further information regarding the 2003 Employee Stock Purchase Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" and "Election of Directors-Directors and Nominees" contained in the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference from the information contained under the caption "Ratification of the Appointment of Independent Registered Public Accountants" contained in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

(1) Financial Statements

See Index under Item 8.

(2) Financial Statements Schedule

See Index under Item 8.

(3) Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.

(b) Exhibits.

Exhibit Number	Description of Document
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.2	Indenture related to the 4.0% Convertible Senior Notes due 2018, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (including form of 4.0% Convertible Senior Note due 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2008).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.2#	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.3#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.4	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	Fourth Amended and Restated Credit Agreement, dated as of November 12, 2010, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report in Form 8-K filed on November 18, 2010).
10.8	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.9	Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as November 12, 2010, among SIT Funding Corporation, the lenders party thereto and The Bank of Nova Scotia (incorporated by reference to Exhibit 10.3 to the Company's Current Report in Form 8-K filed on November 18, 2010).

Exhibit Number	Description of Document
10.10#	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.11#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.12#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.13#	Offer Letter, dated as of March 27, 2008, by and between the Company and Kevin Murai (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
10.14	First Amendment to Asset Purchase Agreement dated March 31, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.15#	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended November 30, 2008).
10.16#	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.17#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.18#	2009 Executive Profit Sharing Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.19#	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.20#	Form of Notice of Restricted Stock Unit Award (Performance Vesting) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 4, 2010).
10.21	Stock Purchase Agreement dated as of November 11, 2010, by and among the Registrant, SB Pacific Corporation Limited, a Hong Kong corporation and Marubeni Corporation, a Japanese corporation (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended November 30, 2010).
10.22	Fourth Omnibus Amendment, dated as of January 11, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 15, 2010).
10.23	Fifth Amendment to Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 18, 2010).
10.24#	Amendment to Amended and Restated 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.25#	Amendment to SYNNEX Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.26#	Amendment to SYNNEX Corporation 2009 Executive Profit Sharing Plan (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.27	Master HP Partner Agreement dated March 1, 2011, by and between the Company and Hewlett-Packard Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 7, 2011).

Exhibit Number	Description of Document
10.28	Sixth Amendment to Third Amended and Restated Receivables Sales and Servicing Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 24, 2012).
10.29	Third Amendment to the Fourth Amended and Restated Receivables Funding and Administration Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 24, 2012.
10.30	Amendment No. 5 to Fourth Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 24, 2012).
10.31#	Offer Letter between the Company and Thomas Alsborg dated November 8, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 13, 2012).
10.32#	Amendment to the Notice of Stock Option Grant and Stock Option Agreement dated November 8, 2012 between the Company and Thomas Alsborg.
10.33#	Amendment to the Notice of Restricted Stock Award and Restricted Stock Agreement dated November 8, 2012 between the Company and Thomas Alsborg.
10.34	Facility Agreement dated as of December 7, 2012, by and among SYNNEX Infotec Corporation, the lenders party thereto, The Royal Bank of Scotland PLC as Agent and DB Trust Company Limited Japan as Security Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 18, 2012).
21.1	Subsidiaries of the Company.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 95 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

---

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

** Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, except as expressly set forth by specific reference in such filing.

(c) Financial Statement Schedules.

See Index under Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2013

SYNNEX CORPORATION

By: /s/ Kevin M. Murai

Kevin M. Murai
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Murai and Thomas Alsborg, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kevin M. Murai **Kevin M. Murai**	President and Chief Executive Officer (Principal Executive Officer) and Director	January 28, 2013
/s/ Thomas C. Alsborg **Thomas C. Alsborg**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 28, 2013
/s/ Dwight A. Steffensen **Dwight A. Steffensen**	Chairman of the Board	January 28, 2013
/s/ Matthew F.C. Miau **Matthew F.C. Miau**	Chairman Emeritus of the Board	January 28, 2013
/s/ Fred A. Breidenbach **Fred A. Breidenbach**	Director	January 28, 2013
/s/ Hau Lee **Hau Lee**	Director	January 28, 2013
/s/ Dennis Polk **Dennis Polk**	Director	January 28, 2013
/s/ Gregory L. Quesnel **Gregory L. Quesnel**	Director	January 28, 2013
/s/ James C. Van Horne **James C. Van Horne**	Director	January 28, 2013
/s/ Thomas S. Wurster **Thomas S. Wurster**	Director	January 28, 2013
/s/ Duane E. Zitzner **Duane E. Zitzner**	Director	January 28, 2013
/s/ Andrea M. Zulberti **Andrea M. Zulberti**	Director	January 28, 2013

EXHIBIT INDEX

Exhibit Number	Description of Document
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.2	Indenture related to the 4.0% Convertible Senior Notes due 2018, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (including form of 4.0% Convertible Senior Note due 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2008).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.2#	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.3#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.4	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	Fourth Amended and Restated Credit Agreement, dated as of November 12, 2010, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report in Form 8-K filed on November 18, 2010).
10.8	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.9	Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as November 12, 2010, among SIT Funding Corporation, the lenders party thereto and The Bank of Nova Scotia (incorporated by reference to Exhibit 10.3 to the Company's Current Report in Form 8-K filed on November 18, 2010).
10.10#	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.11#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.12#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.13#	Offer Letter, dated as of March 27, 2008, by and between the Company and Kevin Murai (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2008).

Exhibit Number	Description of Document
10.14	First Amendment to Asset Purchase Agreement dated March 31, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.15#	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended November 30, 2008).
10.16#	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.17#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.18#	2009 Executive Profit Sharing Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.19#	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.20#	Form of Notice of Restricted Stock Unit Award (Performance Vesting) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 4, 2010).
10.21	Stock Purchase Agreement dated as of November 11, 2010, by and among the Registrant, SB Pacific Corporation Limited, a Hong Kong corporation and Marubeni Corporation, a Japanese corporation (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended November 30, 2010).
10.22	Fourth Omnibus Amendment, dated as of January 11, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 15, 2010).
10.23	Fifth Amendment to Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 18, 2010).
10.24#	Amendment to Amended and Restated 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.25#	Amendment to SYNNEX Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.26#	Amendment to SYNNEX Corporation 2009 Executive Profit Sharing Plan (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.27	Master HP Partner Agreement dated March 1, 2011, by and between the Company and Hewlett-Packard Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 7, 2011).
10.28	Sixth Amendment to Third Amended and Restated Receivables and Sales Servicing Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 24, 2012).
10.29	Third Amendment to the Fourth Amended and Restated Receivables Funding and Administration Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 24, 2012.
10.30	Amendment No. 5 to Fourth Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 24, 2012).
10.31#	Offer Letter between the Company and Thomas Alsborg dated November 8, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 13, 2012).

Exhibit Number	Description of Document
10.32#	Amendment to the Notice of Stock Option Grant and Stock Option Agreement dated November 8, 2012 between the Company and Thomas Alsborg.
10.33#	Amendment to the Notice of Restricted Stock Award and Restricted Stock Agreement dated November 8, 2012 between the Company and Thomas Alsborg.
10.34	Facility Agreement dated as of December 7, 2012, by and among SYNNEX Infotec Corporation, the lenders party thereto, The Royal Bank of Scotland PLC as Agent and DB Trust Company Limited Japan as Security Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 18, 2012).
21.1	Subsidiaries of the Company.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 95 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

---

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

** Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, except as expressly set forth by specific reference in such filing.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SYNNEX Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-158571 and 333-111799) of SYNNEX Corporation of our report dated January 28, 2013, with respect to the consolidated balance sheet of SYNNEX Corporation as of November 30, 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year ended November 30, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of November 30, 2012, which report appears in the November 30, 2012 annual report on Form 10-K of SYNNEX Corporation.

/s/ KPMG LLP

Santa Clara, California
January 28, 2013

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No.333-111799 and No.333-158571) of SYNNEX Corporation of our report dated January 27, 2012 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
January 28, 2013

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Kevin Murai, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 28, 2013

/s/ Kevin M. Murai

Kevin M. Murai
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Thomas Alsborg, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 28, 2013

/s/ Thomas C. Alsborg

Thomas C. Alsborg
Chief Financial Officer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

We, Kevin Murai, the president and chief executive officer of SYNNEX Corporation (the "Company"), and Thomas Alsborg, the chief financial officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of our knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended November 30, 2012 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 28, 2013

/s/ Kevin M. Murai

Kevin M. Murai

/s/ Thomas C. Alsborg

Thomas C. Alsborg

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